As submitted confidentially with the U.S. Securities and Exchange Commission on February 13, 2026. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-[•]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CDT Environmental Technology Investment Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	4950	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road

Nanshan District, Shenzhen, China 518057

86-0755-86667996

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

302-738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Clayton E. Parker, Esq.

Julie Rizzo, Esq.

David C. McDonald, Esq.

K&L Gates LLP

Southeast Financial Center, Suite 3900

200 South Biscayne Boulevard

Miami, Florida 33131-2399

Telephone: 305-539-3300

Fax: 305-358-7095

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, DATED FEBRUARY 13, 2026

PRELIMINARY PROSPECTUS

62,000,000 Class A Ordinary Shares

CDT Environmental Technology Investment Holdings Limited

We are offering 62,000,000 Class A ordinary shares of CDT Environmental Technology Investment Holdings Limited, a Cayman Islands holding company (“we”, “us”, “our” or the “Company”) directly to certain investors.

The Class A ordinary shares are being sold in this offering to certain investors under one or more subscription agreements between the respective investors and us.

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “CDTG.” We have assumed a public offering price of $[•] per share, which represents the last reported sale price of our Class A ordinary shares as reported on the Nasdaq Capital Market on [•], 2026.

Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the Class A ordinary shares offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell a number of Class A ordinary shares sufficient to pursue the business goals outlined in this prospectus. Because there is no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfill our objectives due to a lack of interest in this offering.

It is important to note that we are not a Chinese operating company but a Cayman Islands holding company with no operations of its own that uses a structure that involves a variable interest entity, or VIE, based in China. Investors in our ordinary shares are not purchasing equity interest in operating entities in China but instead are purchasing equity interest in a Cayman Islands holding company. Our subsidiaries and the VIE and the VIE’s subsidiaries conduct operations in China. The VIE is consolidated for accounting purposes but it is not an entity in which we or our subsidiaries own equity.

Investing in our Class A ordinary shares is highly speculative and involves a high degree of risk. We are a Cayman Islands holding company, not an operating company, with all of our operations conducted by our subsidiaries in the PRC, and this structure involves unique risks to investors. These risks are discussed more fully in “Risk Factors” beginning on page 18.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public offering price	$	$
Proceeds, before expenses, to us	$	$

The date of this prospectus is , 2026.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we and take no responsibility for any other information others may give you. We are not making an offer to sell our Class A ordinary shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Class A ordinary shares.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A ordinary shares and the distribution of this prospectus outside the United States.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

●	“CDT Cayman,” the “Company,” “we,” “us” and “our” refer to CDT Environmental Technology Investment Holdings Limited, a Cayman Islands exempted company, and its subsidiaries: CQ BVI, CDT BVI, Ultra HK, Shenzhen CDT and CDT HK. See “Corporate History and Structure” for additional details.

●	“CQ BVI” refers to Chao Qiang Holdings Limited, a holding company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of CDT Cayman.

●	“CDT BVI” refers to CDT Environmental Technology Group Limited, a holding company established under the laws of the British Virgin Islands and a wholly-owned subsidiary of CDT Cayman.

●	“Ultra HK” refers to Ultra Leader Investments Limited, a holding company established under the laws of Hong Kong and a wholly-owned subsidiary of CQ BVI.

●	“Shenzhen CDT” refers to Shenzhen CDT Environmental Technology Co., Ltd., a company established under the laws of the PRC and a 15% subsidiary of Ultra HK and 85% subsidiary of CDT HK.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan. “RMB” or “Renminbi” refers to the legal currency of China. “HKD” or “HK$” refers to the legal currency of Hong Kong. “$” or “U.S. dollars” refers to the legal currency of the United States.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our functional currency is RMB. Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this prospectus. Assets and liabilities are translated into U.S. dollars at the unified exchange rates as quoted by the People’s Bank of China as of the balance sheet dates, the statements of income are translated using the average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Translation adjustments included in accumulated other comprehensive loss amounted to $2,089,345, $2,210,909, and $2,009,421 as of June 30, 2025, December 31, 2024 and December 31, 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2025, December 31, 2024 and December 31, 2023, were translated at 7.16 RMB, 7.19 RMB and 7.08 RMB to $1.00, respectively, and at 7.84 HKD, 7.77 HKD and 7.81 HKD to $1.00, respectively. The shareholders’ equity accounts are stated at their historical exchange rates. The average translation rates applied to the statements of income accounts for the six months ended June 30, 2025 and 2024 were 7.18 RMB and 6.94 RMB to $1.00, respectively, and were 7.79 HKD and 7.82 HKD to $1.00, respectively. The average translation rates applied to the statements of income accounts for the years ended December 31, 2024 and 2023 were 7.14 RMB and 7.05 RMB to $1.00, respectively, and were 7.80 HKD and 7.83 HKD to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, unless otherwise stated, all translations from RMB to U.S. dollars were made at RMB 7.156 to $1.00, the noon buying rate on June 30, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

ii

In October 2019, our shareholders resolved to create an additional 50,000,000 of authorized ordinary shares with a par value of $0.001, or the Increase in Share Capital. Following the Increase in Share Capital, we issued 23,000,000 ordinary shares with a par value of $0.001, or the USD Shares Issued, to our existing shareholders as fully paid shares at par value. Following the USD Shares Issued, we repurchased and cancelled 900,000 of the then outstanding ordinary shares with a par value of HK$0.01 then issued and outstanding from our existing shareholders and cancelled 38,000,000 of the authorized ordinary shares with a par value of HK$ 0.01.

We considered the above transactions to be a 25.56-for-1 share split of our ordinary shares and deemed the cancellation of 900,000 original ordinary shares with par value of HK$ 0.01 and the new issuance of 23,000,000 ordinary shares with par value of $0.001 to our existing shareholders to be part of our recapitalization prior to completion of this offering. We believe it is appropriate to reflect the above transactions on a retroactive basis similar to a stock split or dividend pursuant to the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 260. All share and per share amounts used herein and in the consolidated financial statements included elsewhere herein have been retroactively restated to reflect the share split, unless otherwise indicated. In December 2020, our shareholders resolved to divide 50,000,000 of our authorized ordinary shares with a par value of $0.001, or the Decrease in Share Capital, into 20,000,000 of our authorized ordinary shares with a par value of $0.0025. Following the Decrease in Share Capital, our then existing 23,000,000 ordinary shares with a par value of $0.001 were divided into a total of 9,200,000 ordinary shares with a par value of $0.0025. We considered the above transactions to be a 1-for-2.5 reverse share split of our ordinary shares. We believe it is appropriate to reflect the above transactions on a retroactive basis similar to a stock split or dividend pursuant to FASB ASC 260. All share and per share amounts used herein and in the consolidated financial statements have been retroactively adjusted to reflect the share split, unless otherwise indicated.

In December 2020, our shareholders resolved to divide 50,000,000 of our authorized ordinary shares with a par value of $0.001, or the Decrease in Share Capital, into 20,000,000 of our authorized ordinary shares with a par value of $0.0025. Following the Decrease in Share Capital, our then existing 23,000,000 ordinary shares with a par value of $0.001 were divided into a total of 9,200,000 ordinary shares with a par value of $0.0025. We considered the above transactions to be a 1-for-2.5 reverse share split of our ordinary shares. We believe it is appropriate to reflect the above transactions on a retroactive basis similar to a stock split or dividend pursuant to FASB ASC 260. All share and per share amounts used herein and in the consolidated financial statements have been retroactively adjusted to reflect the share split, unless otherwise indicated.

On September 23, 2025, our shareholders resolved to amend and reclassify our authorized share capital such that the authorized share capital of the Company is US$250,000 divided into (a) 94,000,000 Class A ordinary shares of par value US$0.0025 each and (b) 6,000,000 Class B ordinary shares of par value US$0.0025 each.

On November 26, 2025, our shareholders further resolved to consolidate our authorized share capital (“Share Consolidation”) that with effect as of the date within one (1) calendar year after November 26, 2025 to be determined by the Board, every twenty five (25) issued and unissued existing Class A ordinary shares of US$0.0025 par value each be consolidated into one (1) Class A ordinary share of US$0.0625 par value each; and every twenty five (25) issued and unissued existing Class B ordinary shares of US$0.0025 par value each be consolidated into one (1) Class B ordinary share of US$0.0625 par value each, such that the authorized share capital of the Company shall become US$250,000 divided into (a) 3,760,000 Class A ordinary shares of par value US$0.0625 each and (b) 240,000 Class B ordinary shares of par value US$ 0.0625 each   . As of the date of this prospectus, the Board has not determined the effective date of the above Share Consolidation.

As a result, as of the date of this prospectus, our authorized ordinary share capital is US$250,000 divided into (a) 94,000,000 Class A ordinary shares with a par value of $0.0025 each of which 13,525,000 are issued and outstanding and (b) 6,000,000 Class B ordinary shares of par value US$0.0025 each of which none are issued and outstanding.

iii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Class A ordinary shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

We, through our subsidiaries, are a waste treatment company that generates revenue through design, development, manufacture, sales, installation, operation and maintenance of sewage treatment systems and by providing sewage treatment services. We, through our subsidiaries, primarily engage in two business lines: sewage treatment systems and sewage treatment services in both urban and rural areas in the PRC. Sewage treatment systems are sometimes also referred to herein as rural sewage treatment, and sewage treatment services are sometimes also referred to herein as septic tank treatment.

For sewage treatment systems, we sell complete sewage treatment systems, construct rural sewage treatment plants, install the systems, and provide on-going operation and maintenance services for such systems and plants in China for municipalities and enterprise clients. We provide decentralized rural sewage treatment services with our integrated and proprietary system using our advanced quick separation technology. Our quick separation technology uses a biochemical process for economically and sufficiently treating rural sewage. In addition, our integrated equipment generally has a lifespan of over 10 years without replacement of the core components. Due to our quick separation technology and our technological expertise and experience, our integrated rural sewage treatment system produces a high quality of outflowing water, with high degrees of automation, efficient construction and start up, and low operational costs. In addition, our equipment is typically able to process abrupt increases of sewage inflows and high contamination. Our integrated equipment consists of a compact structure and is buried underground in order to minimize changes to the surrounding environment.

We believe that we will maintain our position as a leader in the rural sewage treatment industry with our proprietary technology and successful track record. We have completed more than 60 rural sewage treatment plants in Fujian, Jiangxi, and Liaoning provinces in China, with a total treatment capacity of more than 3,400 tons of sewage per day, and have established long-term relationships with our customers through our operation and maintenance services.

 In 2025, the Company formally initiated a strategic transformation by entering the green hydrogen sector. Building upon its prior research and development efforts and through a deep technical collaboration with the Guangzhou Institute of Energy Conversion, Chinese Academy of Sciences (“GIEC”), the Company has developed a high-temperature gasification process that converts urban and rural organic solid waste—such as crop straw, livestock manure, and municipal sludge—into syngas (primarily composed of hydrogen and carbon monoxide) under oxygen-deficient conditions at temperatures of 700–900°C. The syngas can be further purified via pressure swing adsorption (“PSA”) to produce green hydrogen that meets industrial or fuel cell application standards. Alternatively, the syngas may be directly combusted to provide thermal energy or used in co-generation for electricity, thereby enabling a diversified business model that integrates waste-to-hydrogen, clean energy supply, and environmental services.

The Company’s legacy septic tank treatment service—historically a secondary line of business—remains compliant with applicable regulations and supported by existing technical capabilities. However, in light of limited market potential and the Company’s strategic prioritization of growth opportunities in green hydrogen and rural wastewater treatment, this segment has been placed into active wind-down. It currently contributes a negligible portion of total revenue and is expected to be phased out in due course, subject to operational and market considerations.

With respect to manufacturing and quality control, the Company continues to outsource the production of core components for its modular rural wastewater treatment systems and mobile treatment units to long-standing, qualified suppliers. These suppliers operate under the Company’s proprietary designs, technical specifications, and oversight. All core intellectual property, including patented technologies and process know-how, remains exclusively owned and controlled by the Company. A rigorous quality management system is maintained, and suppliers undergo annual performance reviews to ensure consistent adherence to standards related to product quality, delivery timelines, and after-sales support.

The Company’s sales and operational footprint spans multiple provinces in China, supported by 13 wholly owned subsidiaries and 1 branch office. In the rural wastewater treatment segment, the Company primarily secures projects through partnerships with provincial and municipal state-owned construction enterprises, which are typically engaged by local governments to implement rural environmental infrastructure. The Company then provides integrated solutions, including system supply, installation, and long-term operation and maintenance services.

For its new organic waste-to-hydrogen business, the Company is actively engaging with local governments, industrial parks, and large-scale agricultural or environmental enterprises to develop regional resource recovery and clean energy projects under an “EPC + long-term operation” model.

In terms of core competencies and technology portfolio, the Company continues to strengthen its in-house R&D capabilities. As of June 30, 2025, it held 2 invention patents, 37 utility model patents, and 3 registered trademarks. R&D efforts are now strategically focused on optimizing its proprietary rapid-separation wastewater technology while advancing its high-temperature gasification process for hydrogen production. The Company aims to establish a dual-engine growth platform centered on environmental remediation and clean energy.

Notably, a subsidiary of the Company participated in the development of the technical specification “Technical Requirements for Waste-to-Hydrogen via High-Temperature Pyrolysis Gasification,” a group standard led by GIEC and officially published by the China Inspection and Testing Society in January 2025. The Company is currently advancing the evaluation and regulatory filing process for its first pilot demonstration projects.

Industry Background

According to a report published by Qianzhan Industry Research Institute in October 2020, the total revenue of China’s decentralized rural wastewater treatment services and equipment market was approximately RMB 92.5 billion in 2019. The compound annual growth rate (CAGR) of this segment from 2015 to 2019 was approximately 40.3%.

Data from China’s Ministry of Housing and Urban-Rural Development indicate that, as of 2016, the treatment rate for rural domestic wastewater in administrative villages nationwide was approximately 22%. By 2021, this rate had increased to 28%, according to a press briefing held by the Ministry of Ecology and Environment on April 22, 2022. The relatively modest pace of improvement suggests that rural wastewater treatment infrastructure remains in an early stage of development.

On the policy front, in December 2016, the Ministry of Housing and Urban-Rural Development and the Ministry of Finance jointly announced a long-term objective to achieve wastewater collection and treatment infrastructure coverage in 90% of designated villages nationwide within 30 years, accompanied by the establishment of sustainable operation and maintenance mechanisms. In April 2019, the Ministry of Housing and Urban-Rural Development, the Ministry of Ecology and Environment, and the National Development and Reform Commission jointly issued the Three-Year Action Plan for Improving the Quality and Efficiency of Urban Sewage Treatment (2019–2021), which called on local governments to increase fiscal support and mobilize funding from multiple channels to finance the construction and operation of wastewater treatment facilities.

In December 2021, the Ministry of Ecology and Environment and four other central government departments jointly released the Action Plan for the Campaign to Control Agricultural and Rural Pollution (2021–2025). This plan set specific targets: a national rural domestic wastewater treatment rate of 40% by 2025, with further goals of 60% by 2027 and 85% by 2035. The plan calls for annual task allocation and phased implementation. It also emphasizes a shift toward decentralized, resource-recovery-oriented, and intelligent treatment models, and encourages integrated management of rural domestic wastewater together with effluents from livestock breeding, rural tourism (e.g., homestays and scenic areas), and agricultural product processing.

According to a forecast published by The Economist Intelligence Unit (EIU) in January 2018, the size of China’s rural wastewater treatment market is expected to reach approximately RMB 200 billion by 2030. It should be noted that this forecast was based on the policy environment and implementation progress as of 2018, and actual market size may vary depending on factors such as the level of fiscal investment, selection of technical approaches, and local government implementation capacity.

China generates over 11 billion metric tons of solid waste annually, according to publicly available government and industry statistics. On December 19, 2025, the State Council’s Executive Meeting approved a dedicated initiative on comprehensive solid waste management, designating the “Zero-Waste City” program as a key policy instrument to advance waste reduction, resource recovery, and safe disposal across industrial, agricultural, and municipal sectors.

Under the relevant national planning framework, the “Zero-Waste City” initiative aims to cover 60% of prefecture-level and above cities by 2027 and achieve nationwide coverage by 2035. During the 15th Five-Year Plan period (2026–2030), approximately 200 additional cities are expected to be included in the program.

In terms of technology pathways, the government encourages the adoption of advanced and applicable technologies to enhance resource recovery from waste. Thermochemical conversion technologies, such as gasification, have been included in the recommended technology catalogues for solid waste resource utilization in certain regions and are considered suitable for specific types of organic solid waste. The Company has accumulated multi-year experience in applying such technologies, and its gasification-based solutions have been implemented in several projects on a commercial scale.

Core Competitive Strengths

The Company believes the following factors form the foundation of its current operations and its ongoing strategic exploration:

1.	Established Capabilities in Rural and Urban Wastewater Treatment Solutions

The Company has developed an integrated rural wastewater treatment system that utilizes rapid separation technology, offering a cost-effective and efficient solution for small-scale, decentralized applications. It also provides both mobile and fixed on-site septic tank cleaning systems, which effectively control odor and noise during operations. Its equipment can be customized to meet specific customer requirements and produces effluent that complies with applicable national discharge standards.

2.	Regional Operational and Service Network

The Company has established a presence in eight provinces in China, operating through ten subsidiaries (including several majority-owned joint ventures with local strategic partners) and one branch office. It has completed multiple rural wastewater and septic tank treatment projects in provinces such as Fujian, Jiangxi, Liaoning, and Zhejiang. This network enables the Company to respond efficiently to client needs while reducing logistics and travel costs.

3.	Management and Technical Team with Environmental Engineering Experience

The Company is led by Mr. Yunwu Li, whose management team has extensive experience in cost control, market responsiveness, and project execution. All employees undergo professional training and possess practical operational capabilities in environmental engineering.

4.	End-to-End Service Offering and Established Client Relationships

The Company provides integrated services covering solution design, equipment installation, technical consultation, and post-commissioning operations and maintenance. Through long-standing collaborations with local governments, state-owned enterprises, and property management companies, it has built stable client relationships and a recognized reputation in its core markets.

5.	Preliminary Foundation for Organic Waste Resource Recovery and Clean Energy Initiatives

Since 2025, the Company has begun exploring the conversion of municipal organic waste—including food waste, agricultural residues, and sewage sludge—into syngas via high-temperature gasification technology, with potential downstream applications in heat or hydrogen production. The process is based on oxygen-deficient pyrolysis at temperatures of 700–900°C. The resulting syngas can be purified through pressure swing adsorption (PSA) to produce high-purity hydrogen.
In October 2024, a wholly owned subsidiary of the Company participated in the drafting of the technical standard “Technical Requirements for Waste-to-Hydrogen Based on High-Temperature Pyrolysis Gasification” (T/CCS 001-2025), led by the Guangzhou Institute of Energy Conversion, Chinese Academy of Sciences (“GIEC”). The standard was officially issued and implemented by the China Inspection and Testing Society on January 20, 2025.
In May 2025, the Company appointed a Ph.D.-level scientist from GIEC as Chief Scientist for its new energy initiatives. The collaboration remains in the stage of technical validation and process optimization.

6.	Potential Synergies Between Existing and New Business Lines
Sewage sludge generated from the Company’s existing wastewater treatment operations could, in principle, serve as a feedstock source for future gasification projects. Additionally, certain existing clients—including local governments and industrial parks—may develop future demand for organic waste treatment or clean thermal energy/hydrogen, presenting potential cross-selling opportunities. However, such synergies have not yet been validated in operational projects.

7.	Initial Project Filings and Entity Establishment

As of December 2025, the Company has initiated preliminary work on two clean energy-related projects:

o	It has established a project company in Shaowu City, Nanping, Fujian Province, for a biomass-to-steam project, which is currently undergoing filing and regulatory approval processes;

o	It is conducting feasibility studies and preparing regulatory submissions for an integrated organic waste gasification, hydrogen production, and refueling station project in Jiangyin Town, Fuzhou, Fujian Province.
Neither project has commenced construction, and the Company has not entered into binding agreements for feedstock supply or offtake of energy products.

Business Strategy

Since its inception, the Company has primarily engaged in integrated rural domestic wastewater treatment and urban septic tank cleaning services. In 2025, the Company began exploring a strategic evolution, aiming to maintain its core environmental engineering business while assessing the commercial viability of organic waste resource recovery and clean energy solutions.

1.	Maintain and Optimize Core Environmental Engineering Business

The Company intends to leverage its existing technology, regional network, and client base to reinforce its service capabilities in rural wastewater and septic tank treatment, ensuring the stable operation of its current core business.

2.	Proceed Cautiously with Clean Energy Business Exploration

The Company plans to evaluate the commercial feasibility of converting organic solid waste into syngas via high-temperature gasification, with potential applications in heat or hydrogen production. The selection of final technology pathways will depend on feedstock availability, local energy demand, and project economics.

3.	Enhance Technical Capabilities Through Collaboration

The Company will work with GIEC to advance pilot-scale validation and engineering adaptation of key technologies. This collaboration is structured through project-based service contracts and does not constitute an exclusive or long-term binding arrangement.

4.	Explore the Potential for a Diversified Revenue Model

If implemented, the new business would follow an “EPC + long-term operations” model, with potential revenue streams including EPC engineering income, waste processing fees, sales of hydrogen/steam/electricity, and possible carbon credit revenues. However, this model has not yet generated any income for the Company, and its economic sustainability remains subject to significant uncertainties.

5.	Validate the Business Model Through Demonstration Projects

The Company intends to use the Shaowu and Fuzhou projects to test the alignment of technology, policy support, market demand, and financing conditions. Final project implementation will depend on regulatory approvals, funding availability, feedstock security, and customer commitments, among other factors.

Corporate History and Structure

CDT Environmental Technology Investment Holdings Limited, or CDT Cayman, is a holding company incorporated on November 28, 2016, under the laws of the Cayman Islands. CDT Cayman has no substantive operations other than holding all of the outstanding equity of Chao Qiang Holdings Limited, or CQ BVI, established under the laws of the British Virgin Islands on December 14, 2015, and all of the outstanding equity of CDT Environmental Technology Group Limited, or CDT BVI, established under the laws of the British Virgin Islands on June 26, 2015.

CQ BVI is a holding company holding all of the outstanding equity of Ultra Leader Investments Limited, or Ultra HK, which was established in Hong Kong on February 27, 2015. Ultra HK is a holding company holding 15% of the outstanding equity of Shenzhen CDT Environmental Technology Co., Ltd., or Shenzhen CDT, which was established on August 27, 2012 under the laws of the PRC.

CDT BVI is a holding company holding all of the outstanding equity of CDT Environmental Technology (Hong Kong) Limited, or CDT HK, which was established in Hong Kong on July 30, 2015. CDT HK is also a holding company holding 85% of the outstanding equity of Shenzhen CDT. We, through Ultra HK and CDT HK, hold 100% of the outstanding equity of Shenzhen CDT. Shenzhen CDT holds equity interests in the PRC subsidiaries noted in the charts below.

We, through our subsidiaries, including Shenzhen CDT, engage in developing, producing, selling and installing sewage treatment systems and providing sewage treatment services.

In October 2019, our shareholders resolved to create an additional 50,000,000 of authorized ordinary shares with a par value of $0.001, or the Increase in Share Capital. Following the Increase in Share Capital, we issued 23,000,000 ordinary shares with a par value of $0.001, or the USD Shares Issued, to our existing shareholders as fully paid shares at par value. Following the USD Shares Issued, we repurchased and cancelled 900,000 of the then outstanding ordinary shares with a par value of HK$0.01 then issued and outstanding from our existing shareholders and cancelled 38,000,000 of the authorized ordinary shares with a par value of HK$ 0.01.

We considered the above transactions to be a 25.56-for-1 share split of our ordinary shares and deemed the cancellation of 900,000 original ordinary shares with par value of HK$ 0.01 and the new issuance of 23,000,000 ordinary shares with par value of $0.001 to our existing shareholders to be part of our recapitalization prior to completion of this offering. We believe it is appropriate to reflect the above transactions on a retroactive basis similar to a stock split or dividend pursuant to FASB ASC 260. All share and per share amounts used herein and in the consolidated financial statements included elsewhere herein have been retroactively restated to reflect the share split, unless otherwise indicated. In December 2020, our shareholders resolved to divide 50,000,000 of our authorized ordinary shares with a par value of $0.001, or the Decrease in Share Capital, into 20,000,000 of our authorized ordinary shares with a par value of $0.0025. Following the Decrease in Share Capital, our then existing 23,000,000 ordinary shares with a par value of $0.001 were divided into a total of 9,200,000 ordinary shares with a par value of $0.0025. We considered the above transactions to be a 1-for-2.5 reverse share split of our ordinary shares. We believe it is appropriate to reflect the above transactions on a retroactive basis similar to a stock split or dividend pursuant to FASB ASC 260. All share and per share amounts used herein and in the consolidated financial statements have been retroactively adjusted to reflect the share split, unless otherwise indicated.

In December 2020, our shareholders resolved to divide 50,000,000 of our authorized ordinary shares with a par value of $0.001, or the Decrease in Share Capital, into 20,000,000 of our authorized ordinary shares with a par value of $0.0025. Following the Decrease in Share Capital, our then existing 23,000,000 ordinary shares with a par value of $0.001 were divided into a total of 9,200,000 ordinary shares with a par value of $0.0025. We considered the above transactions to be a 1-for-2.5 reverse share split of our ordinary shares. We believe it is appropriate to reflect the above transactions on a retroactive basis similar to a stock split or dividend pursuant to FASB ASC 260. All share and per share amounts used herein and in the consolidated financial statements have been retroactively adjusted to reflect the share split, unless otherwise indicated.

On September 23, 2025, our shareholders resolved to amend and reclassify our authorized share capital such that the authorized share capital of the Company is S$250,000 divided into (a) 94,000,000 Class A ordinary shares of par value US$0.0025 each and (b) 6,000,000 Class B ordinary shares of par value US$0.0025 each.

On November 26, 2025, our shareholders further resolved to consolidate our authorized share capital (“Share Consolidation”) that with effect as of the date within one (1) calendar year after November 26, 2025 to be determined by the Board, every twenty five (25) issued and unissued existing Class A ordinary shares of US$0.0025 par value each be consolidated into one (1) Class A ordinary share of US$0.0625 par value each; and every twenty five (25) issued and unissued existing Class B ordinary shares of US$0.0025 par value each be consolidated into one (1) Class B ordinary share of US$0.0625 par value each, such that the authorized share capital of the Company shall become US$250,000 divided into (a) 3,760,000 Class A ordinary shares of par value US$0.0625 each and (b) 240,000 Class B ordinary shares of par value US$ 0.0625 each  . As of the date of this prospectus, the Board has not determined the effective date of the above Share Consolidation.

As a result, as of the date of this prospectus, our authorized ordinary share capital is US$250,000 divided into (a) 94,000,000 Class A ordinary shares with a par value of $0.0025 each, of which 13,525,000 are issued and outstanding, and (b) 6,000,000 Class B ordinary shares of par value US$0.0025 each, of which none  are issued and outstanding.

The charts below summarize our corporate legal structure and identify our subsidiaries as of the date of this prospectus:

Name	Background	Ownership
Chao Qiang Holdings Limited	● A British Virgin Islands company ● Incorporated on December 14, 2015 ● A holding company	100% owned by CDT Environmental Technology Investment Holdings Limited
CDT Environmental Technology Group Limited	● A British Virgin Islands company ● Incorporated on June 26, 2015 ● A holding company	100% owned by CDT Environmental Technology Investment Holdings Limited
Ultra Leader Investments Limited	● A Hong Kong company ● Incorporated on February 27, 2015 ● A holding company	100% owned by Chao Qiang Holdings Limited
CDT Environmental Technology (Hong Kong) Limited	● A Hong Kong company ● Incorporated on July 30, 2015 ● A holding company	100% owned by CDT Environmental Technology Group Limited
Shenzhen CDT Environmental Technology Co., Ltd.

● A PRC limited liability company

● Incorporated on August 27, 2012

● Registered capital of RMB 60,000,000 (approximately $9.0 million)

● Developing, producing, selling and installing sewage treatment systems and providing sewage treatment services

100% collectively owned by Ultra Leader Investments Limited (15%) and CDT Environmental Technology (Hong Kong) Limited (85%)
Beijing Minyuntong Environmental Technology Co., Ltd. (f/k/a Beijing CDT Environmental Technology Co., Ltd.)	● A PRC limited liability company ● Incorporated on April 25, 2016 ● Registered capital of RMB 20,000,000 (approximately $3.0 million) ● Providing sewage treatment services	100% owned by Shenzhen CDT Environmental Technology Co., Ltd.

Fuzhou LSY Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on March 13, 2015 ● Registered capital of RMB 5,000,000 (approximately $0.8 million ) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Tianjin CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on October 22, 2014 ● Registered capital of RMB 10,000,000 (approximately $1.5 million) ● Providing sewage treatment services	100% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Chengde CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on March 26, 2015 ● Registered capital of RMB 5,000,000 (approximately $0.8 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Beijing Innovation CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on September 7, 2016 ● Registered capital of RMB 5,000,000 (approximately $0.8 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Hengshui CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on May 18, 2015 ● Registered capital of RMB 3,000,000 (approximately $0.5 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Huzhou CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on February 6, 2015 ● Registered capital of RMB 5,000,000 (approximately $0.8 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Hohhot CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on February 11, 2015 ● Registered capital of RMB 5,000,000 (approximately $0.8 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Shaowu Fuluoneng Energy Technology Co., Ltd.

● A PRC limited liability company

● Incorporated on December 1, 2025

● Registered capital of RMB 10,000,000 (approximately $1.4 million)

● Engaged in gasifying organic waste to produce hydrogen-rich syngas and supplying clean steam through combustion

100% owned by Shenzhen CDT Environmental Technology Co., Ltd.

The structure of cash flows within our organization, and a summary of the applicable regulations, is as follows:

1. Our equity structure is a direct holding structure. The overseas entity listed in the U.S., CDT Environmental Technology Investment Holdings Limited, or CDT Cayman, which was established in the Cayman Islands, directly controls all of the outstanding share capital of Shenzhen CDT Environmental Technology Co., Ltd., or Shenzhen CDT, which was established in the PRC, and other domestic operating subsidiaries in the PRC.

CDT Cayman holds all of the outstanding equity of Chao Qiang Holdings Limited, or CQ BVI, which was established in the British Virgin Islands, and CDT Environmental Technology Group Limited, or CDT BVI, which was established in the British Virgin Islands.

CQ BVI holds all of the outstanding equity of Ultra Leader Investments Limited, or Ultra HK, which was established in Hong Kong. CDT BVI holds all of the outstanding equity of CDT Environmental Technology (Hong Kong) Limited, or CDT HK, which was established in Hong Kong.

Ultra HK holds 15% of the outstanding equity of Shenzhen CDT. CDT HK holds 85% of the outstanding equity of Shenzhen CDT.

CDT Cayman, through Ultra HK and CDT HK, hold 100% of the outstanding equity of Shenzhen CDT. See “Corporate History and Structure” for additional details.

2. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds enter CDT Cayman from this offering, the funds can be directly transferred to CDT BVI, then transferred to CDT HK, and then to subordinate PRC entities through Shenzhen CDT, subject to applicable PRC regulations, as noted below. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business in China.

Any funds we transfer to our PRC subsidiaries, including those received from this offering, must be transferred either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China, which may take several months. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow the business in China. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed. An increase in registered capital procedure requires prior approval from each of the respective local counterparts of the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”), the State Administration for Market Regulation (the “SAMR”), and the State Administration of Foreign Exchange of the PRC (“SAFE”). In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with the SAFE or its local branches, and (b) our PRC subsidiaries may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Further, any medium-or long- term loan to be provided by us to our PRC subsidiaries must be approved by the National Development and Reform Commission (“NDRC”) and the SAFE or its local branches.

Further, regulations on the control of currency conversions, including SAFE Circular 19 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund the establishment of new entities in China by our subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish consolidated variable interest entities in the PRC, which may adversely affect our business, financial condition and results of operations. See “Risk Factors—Risks Related to Doing Business in China— PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

Further, the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles (the “SAFE Circular 37”) requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. When a registered overseas special purpose company changes basic information such as its Chinese resident individual shareholders, name or operating terms, or changes important matters such as capital increase, capital reduction, equity transfer or replacement, merger or division of Chinese resident individual shareholders, it shall promptly go through the registration formalities for changes in foreign exchange for overseas investment with the SAFE. According to the provisions of SAFE Circular 37, except for Yunwu Li, no other relevant personnel of this listing are required to register foreign exchange or foreign exchange changes. As of the date of this prospectus, to our knowledge, Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT, had completed the foreign exchange registration, but had not completed the change registration and was in the process of registration. The completion of his change registration will affect the procedure of transferring any dividends he obtains from CDT Cayman to China. Yunwu Li will not be able to process the remittance of profits and dividends before completing the registration of foreign exchange changes in overseas investments. However, the net proceeds from this offering which must be remitted to China will not be affected since Shenzhen CDT previously completed the foreign direct investment foreign exchange registration in 2016. See “Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

If we intend to distribute dividends, we will transfer the dividends to CDT HK in accordance with the laws and regulations of the PRC, then CDT HK will transfer the dividends to CDT BVI, and then to CDT Cayman, and the dividends will be distributed from CDT Cayman to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3. As  of the date of this prospectus, no cash and other asset transfers have occurred among us, CDT Cayman, and our subsidiaries; no dividends or distributions by any subsidiary have been made to date to us, CDT Cayman, or to investors; and no transfers, dividends or distributions have been made by us, CDT Cayman, to our subsidiaries or to U.S. investors to date. For the foreseeable future, we intend to retain all available funds and any future earnings to fund the development and expansion of our business. As a result, we do not expect to pay any cash dividends. To date, we, CDT Cayman and our subsidiaries, have been funded through our initial public offering, shareholder capital contributions, bank loans, third party loans and related party loans. See the unaudited condensed consolidated statements of change in shareholders’ equity on page F-4 and Notes 9, 10 and 13 on pages F-21 through F-25 and pages F-28 through F-30 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus. As of June 30, 2025, these consisted of shareholder capital contributions of approximately $7.5 million, which are reflected as par value and additional paid-in capital in the unaudited condensed consolidated financial statements included elsewhere in this prospectus (see the unaudited condensed consolidated statements of change in shareholders’ equity on page F-4 of the unaudited condensed consolidated financial statements included elsewhere in this prospectus), proceeds from the Company’s initial public offering, which was completed on April 22, 2024, of 1,500,000 ordinary shares at an initial public offering price of $4.00 per share, resulting in net proceeds to the Company of approximately $4.3 million after deducting offering expenses, bank loans of approximately $1.6 million (see pages F-23 and F-24 of Note 10 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus), third party loans of approximately $1.8 million (see page F-25 of Note 10 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus) and related party loans of approximately $3.2 million (see page F-22 of Note 9 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus). See the unaudited condensed consolidated statements of change in shareholders’ equity on page F-4 and Notes 9,10, and 13 on pages F-21 through F-25, and pages F-28 through F-30 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus. As of the date of this prospectus, none of CDT Cayman or its subsidiaries has written cash management policies or procedures in place that dictate how funds are transferred. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

4. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit such PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their respective registered capital. These reserves are not distributable as cash dividends.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from the profits of any of our PRC subsidiaries, if any. Furthermore, if any of our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% would be applicable to dividends paid by mainland China companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may decide that a tax rate that is more than the favorable withholding tax rate of 5% will be applicable to dividends received by our Hong Kong subsidiary from our mainland China subsidiaries in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our mainland China subsidiaries. A higher withholding tax rate will reduce the amount of dividends we may receive from our mainland China subsidiaries.

Summary of Risks Associated with Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects, that you should consider before making a decision to invest in our Class A ordinary shares. These risks are discussed more fully in “Risk Factors” beginning on page 18. These risks include, but are not limited to, the following:

Risks Related to Our Business

● A failure to obtain financing could prevent us from executing our business plan or operating as a going concern.

● We have a limited operating history. There is no assurance that our future operations will be profitable operations. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

● We operate in highly competitive markets and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

● Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition.

● Our future growth depends in part on new products and new technology innovation, and failure to invent and innovate could adversely impact our business prospects.

Risks Related to Intellectual Property

● If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

Risks Related to Doing Business in China

● We are based in, and our operations are located in, China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

● Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

● Uncertainties with respect to China’s legal system could adversely affect us.

● Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

● If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our Class A ordinary shares, especially if such matter cannot be addressed and resolved favorably.

● It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

● Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business.

● Our current sewage treatment system customers are primarily state-owned companies in China and the end users of our system are primarily local governments in China, and the payment approval process from local governments is complex, which may increase our days sales outstanding and could impact our liquidity should any major delay of payment from our major customers occur.

● You may experience difficulties in effecting service of legal process, enforcing foreign judgments, including those obtained in the U.S., or bringing actions in China against us or our management named in the prospectus based on foreign laws.

● We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

● Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

● Changes in China’s environmental laws and policies may affect our financial condition.

● Governmental control of currency conversion may limit our ability to utilize our earnings effectively and affect the value of your investment.

● Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

● PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

● We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

● Additional factors outside of our control related to doing business in China could negatively affect our business.

● The joint statement by the Securities and Exchange Commission (the “SEC”) and Public Company Accounting Oversight Board (the “PCAOB”）, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act (“HFCAA”)all require additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

Risks Related to Our Class A Ordinary Shares and this Offering

● We are selling this offering without an underwriter and may be unable to sell any shares.

● We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

● In the event that we are unable to regain compliance with Nasdaq’s continued listing standards, Nasdaq may delist our Class A ordinary shares from trading, in which case the liquidity and market price of our Class A ordinary shares could decline.

● Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

● The price of our Class A ordinary shares could be subject to rapid and substantial volatility, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

As of the date of this prospectus, our directors, officers and principal shareholders holding 5% or more of our Class A ordinary shares, collectively, control approximately 50.632% of our ordinary shares. After this offering, it is expected that our directors, officers and principal shareholders holding 5% or more of our Class A ordinary shares, collectively, and Mr. Li holding 4,574,562, or 100%, of our Class B ordinary shares will hold a controlling interest in our ordinary shares as they will hold approximately 56.32% of the Company’s total outstanding voting power. As a result, these shareholders, if they act together, will be able to control the management and affairs of our company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

Because our operations are conducted in China through our subsidiaries, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A ordinary shares.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. See “Risk Factors—Risks Related to Doing Business in China—We are based in, and our operations are located in, China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.”

Recently, the Chinese government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a variable interest entity structure and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange.

Pursuant to the HFCAA, the PCAOB issued a determination report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations, which determinations were vacated by the PCAOB on December 15, 2022. The registered public accounting firm, Enrome LLP, who audited our financial statements for the fiscal year ended December 31, 2024 and 2023, is not headquartered in mainland China or Hong Kong and was not identified in the PCAOB’s report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated by the PCAOB on December 15, 2022. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, investors may be deprived of the benefits of such inspection which could result in limitation or restriction of our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. In addition, on August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Further, on December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law by the U.S. President, which, among other things, amended the HFCAA to reduce the number of consecutive non-inspection years that would trigger the trading prohibition under the HFCAA from three years to two years (originally such threshold under the HFCAA was three consecutive years), and so that any non-U.S. jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s public accounting firm (originally the HFCAA only applied if the PCAOB’s ability to inspect or investigate was due to a position taken by an authority in the jurisdiction where the relevant public accounting firm was located). See “Risk Factors—Risks Related to Doing Business in China—The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.”

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a Company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

● being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

● not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

● reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

● exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of our initial public offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, or Nasdaq, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

● Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

● Exemption from the Nasdaq rules applicable to U.S. domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

● Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

● Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The Company has elected to follow home country practice in lieu of (a) the requirements under Nasdaq Rule 5635(d) to seek shareholder approval in connection with certain transactions involving the sale, issuance and potential issuance of its Class A ordinary shares (or securities convertible into or exercisable for its ordinary shares) at a price less than certain referenced prices, if such shares equal 20% or more of the Company’s Class A ordinary shares or voting power outstanding before the issuance, and (b) the requirements under Nasdaq Rule 5635(c) to seek shareholder approval in connection with the establishment or material amendment of a stock option or purchase plan or arrangement pursuant to which stock may be acquired by officers, directors, employees or consultants.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Corporate Information

Our principal executive office is located at C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road, Nanshan District, Shenzhen, China 518057. Our telephone number is 86-0755-86667996 and our hotline telephone number is 86-400-0829-066. Our registered office in the Cayman Islands is located at the office of Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Ave., Suite 204, Newark, DE 19711.

Our website is located at http://www.cdthb.cn. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

The Offering(1)

Securities being offered	62,000,000 Class A ordinary shares on a firm commitment basis.

Offering price	An assumed offering price of $[•] per Class A ordinary share.

Best-efforts offering	We are offering our Class A ordinary shares on a best-efforts basis. No minimum amount of Class A ordinary shares are required to be sold, and we may sell fewer than all of the Class A ordinary shares offered hereby.

Number of ordinary shares outstanding before this offering	13,525,000 Class A ordinary shares and no Class B ordinary shares.

Number of ordinary shares outstanding after this offering	[•] Class A ordinary shares and [•] Class B ordinary shares.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately [•], assuming an offering price of $[•] per Class A ordinary shares, after deducting estimated offering expenses payable by us. We currently intend to use 75% of the net proceeds of this offering to for new energy project development and construction; approximately 15% for working capital; and approximately 10% for contingencies/unforeseen expenses. The foregoing represents our current intentions with respect to the use of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. For more information on the use of proceeds, see “Use of Proceeds” on page 48.

Plan of distribution	We are offering Class A ordinary shares directly to certain investors without participation of underwriters or placement agents. We will enter into subscription agreements directly with investors in connection with this offering. Price and other terms will be determined through arm’s length negotiations between our company and each of the investors. For more information on the plan of distribution, see “Plan of Distribution” on page 126.

Risk factors	Investing in our Class A ordinary shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 18.

Listing	Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “CDTG.”

Transfer Agent	VStock Transfer, LLC

(1) Unless otherwise indicated, all information contained in this prospectus is based on 13,525,000 Class A ordinary shares outstanding and no Class B ordinary shares as of the date of this prospectus.

RISK FACTORS

An investment in our Class A ordinary shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our Class A ordinary shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our Class A ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

A failure to obtain financing could prevent us from executing our business plan or operating as a going concern.

We anticipate that current cash resources and opportunities will be insufficient for us to execute our business plan for twelve months after the date these financial statements are issued. It is possible that if future financing is not obtained, we will not be able to operate as a going concern. We believe that securing additional sources of financing is possible, but there is no assurance of our ability to secure such financing. A failure to obtain additional financing could prevent us from making necessary expenditures for advancement and growth to partner with businesses and hire additional personnel. If we raise additional financing by selling equity, or convertible debt securities, the relative equity ownership of our existing investors could be diluted, or the new investors could obtain terms more favorable than previous investors. If we raise additional funds through debt financing, we could incur significant borrowing costs and be subject to adverse consequences in the event of a default. Any equity capital raised may result in substantial dilution in the number of outstanding Class A ordinary shares.

We may require additional financing in the future and our operations could be curtailed if we are unable to obtain required additional financing when needed.

In addition to the net proceeds raised in our initial public offering, we may need to obtain additional debt or equity financing to fund future capital expenditures. We anticipate seeking additional financing in the immediate future. Any additional equity financing may result in dilution to the holders of our outstanding Class A ordinary shares. Additional debt financing may impose affirmative and negative covenants that restrict our freedom to operate our business. We cannot guaranty that we will be able to obtain additional financing on terms that are acceptable to us, or any financing at all, and the failure to obtain sufficient financing could adversely affect our business operations.

We have a limited operating history. There is no assurance that our future operations will be profitable operations. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

Given our limited operating history, there can be no assurance that we can build our business such that we can earn a significant profit or any profit at all. The future of our business will depend upon our ability to obtain and retain customers and when needed, obtain sufficient financing and support from creditors, while we strive to achieve and maintain profitable operations. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we undertake. There is no history upon which to base any assumption that our business will prove to be successful, and there is significant risk that we will not be able to generate the sales volumes and revenues necessary to achieve profitable operations. To the extent that we cannot achieve our plans and generate revenues which exceed expenses on a consistent basis, our business, results of operations, financial condition and prospects will be materially adversely affected.

Our management team has limited public company experience. We have never operated as a public company in the United States and several of our senior management positions are currently held by employees who have been with us for a short period of time. Our entire management team, as well as other Company personnel, will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in material misstatements in our financial statements or possible restatement of financial results, our stock price may be materially adversely affected, and we may be unable to maintain compliance with the listing requirements of Nasdaq. Any such failures could also result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects. Additionally, the failure of a key employee to perform in his or her current position could result in our inability to continue to grow our business or to implement our business strategy.

Future sales of a substantial number of our Class A ordinary shares by our existing shareholders in addition to the shares offered by this prospectus could cause our stock price to decline.

As of February 12, 2026, there were 13,525,000 of our Class A ordinary shares outstanding. On February 13, 2025, the Board of Directors of the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”), which authorizes the issuance of up to 1,500,000 Class A ordinary shares. In connection with the 2025 Plan, we filed a registration statement on Form S-8 with the SEC on February 14, 2025. As of March 28, 2025, all 1,500,000 Class A ordinary shares registered under the Form S-8 have been issued. Subject to any applicable lock-up agreements, pursuant to Rule 144 under the Securities Act as in effect on the date hereof, or Rule 144, a person who holds restricted Class A ordinary shares (assuming there are any restricted shares) and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least six months, would be entitled to sell an unlimited number of Class A ordinary shares, provided current public information about us is available. In addition, under Rule 144, a person who holds restricted shares in us and is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned these restricted shares for at least one year, would be entitled to sell an unlimited number of shares without regard to whether current public information about us is available. It is conceivable that following the holding period, many shareholders may wish to sell some or all of their shares. If our shareholders sell substantial amounts of our Class A ordinary shares in the public market at the same time, the market price of our Class A ordinary shares could decrease significantly due to an imbalance in the supply and demand of our Class A ordinary shares. Even if they do not actually sell the Class A ordinary shares, the perception in the public market that our shareholders might sell significant Class A ordinary shares could also depress the market price of our Class A ordinary shares.

We operate in highly competitive markets and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

The markets we compete in are highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow our market share, any of which could substantially harm our business and results of operations. We compete for customers primarily on the basis of our brand name, price and the range of products and services that we offer. Across our business, we face competitors who are constantly seeking ideas which will appeal to customers and introducing new products that compete with our products. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, less-costly production, more established relationships with a broader set of suppliers and customers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than we do. We cannot assure that we will be able to successfully compete against new or existing competitors. If we fail to maintain our reputation and competitiveness, customers demand for our products and projects could decline.

In addition to existing competitors, new participants with a popular product idea could gain access to customers and become a significant source of competition in a short period of time. These existing and new competitors may be able to respond more rapidly than us to changes in customer preferences. Our competitors’ products may achieve greater market acceptance than our products and potentially reduce demand for our products, lower our revenues and lower our profitability.

Any decline in the availability or increase in the cost of raw materials could materially impact our earnings.

Our products and project installation operations depend heavily on the ready availability of various raw materials. The availability of raw materials may decline, and their prices may fluctuate greatly. If our suppliers are unable or unwilling to provide us with raw materials on terms favorable to us, we may be unable to produce certain products. The inability to produce certain products or installation projects for customers could result in a decrease in profit and damage to our reputation. In the event our raw material costs increase, we may not be able to pass these higher costs on to our customers in full or at all.

Our revenue will decrease if the industries in which we and our customers operate experience a protracted slowdown.

We are subject to general changes in economic conditions impacting the economy. If the industries in which we and our customers operate do not grow or if there is a contraction in these industries, including if government spending is affected, demand for our business will decrease. Demand for our business is typically affected by a number of overarching economic factors, including interest rates, environmental laws and regulations, government spending, including the availability and magnitude of private and governmental investment in infrastructure projects and the health of the overall economy. If there is a decline in economic activity in China and the markets in which we operate or a protracted slowdown in industries upon which we rely for our sales, demand for our projects, products and our revenue will likewise decrease which would have a materially adverse effect on our business.

Our business depends in large part on the success of our vendors and outsourcers, and our brand and reputation may be harmed by actions taken by third parties that are outside of our control. In addition, any material failure, inadequacy, or interruption resulting from such vendors or outsourcers could harm our ability to effectively operate our business.

We rely on vendor and outsourcing relationships with third parties for services and systems including manufacturing and logistics. We outsource manufacturing of our integrated rural sewage treatment system primarily to three vendors in the Jiangsu and Fujian provinces. Any shortcoming of a vendor or an outsourcer, particularly an issue affecting the quality of these services or systems, may be attributed by customers to us, thus damaging our reputation and brand value, and potentially affecting our results of operations. In addition, problems with transitioning these services and systems to or operating failures with these vendors and outsourcers could cause delays in product sales, and reduce efficiency of our operations, and significant capital investments could be required to remediate the problem.

We primarily rely on a limited number of vendors, and the loss of any such vendor could harm our business.

For the six months ended June 30, 2025, three vendors accounted for 28.0%, 18.5%, and 10.2% respectively, of our total purchases, and three vendors accounted for 19.6%, 14.1%, and 10.8%, respectively, of our accounts payable. For the year ended December 31, 2024, three vendors accounted for 13.1%, 14.8%, and 14.7%, respectively of our total purchases, and three vendors accounted for 17.8%, 15.2%, and 11.2%, respectively, of our accounts payable. For the year ended December 31, 2023, one vendor accounted for 27.3% of our total purchases, and no vendors accounted for more than 10.0% of our accounts payable. We generally do not have long term agreements or arrangements with our vendors. Our decision in choosing vendors is typically based on the compressive consideration of multiple factors including, among others, pricing, location, delivery terms and line of credit. Our vendors generally provide us with standard parts used in sewage treatment and integrated sewage treatment equipment. Any difficulty in replacing such vendors could negatively affect our performance. If we are prevented or delayed in obtaining products, or components for products, due to political, civil, labor or other factors beyond our control that affect our vendors, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. Such delays could significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

One or a few customers have in the past, and may in the future, represent a substantial portion of our total revenues in any one year or over a period of several years. For example, for the six months ended June 30, 2025, three customers accounted for 41.8%, 33.1%, 17.5%, respectively, of our total revenues, and four customers accounted for 22.4%, 15.4%, 14.6%, and 14.6%, respectively, of our accounts receivable. For the year ended December 31, 2024, five customers accounted for 22.1%, 21.1%, 15.9%, 13.7% and 12.2%, respectively, of our total revenues, and four customers accounted for 25.0%, 16.3%, 14.3%, and 13.1%, respectively, of our accounts receivable. For the year ended December 31, 2023, two customers accounted for 23.4% and 10.2%, respectively, of our total revenues, and two customers accounted for 13.0% and 12.3%, respectively, of our accounts receivable. For the year ended December 31, 2022, three customers accounted for 48.5%, 15.2%, and 14.6%, respectively, of our total revenues, and four customers accounted for 18.2%, 15.1%, 12.9% and 11.2%, respectively, of our accounts receivable.

Our accounts receivable increased by approximately $6.4 million during the six months ended June 30, 2025. The increase was primarily due to a longer collection cycle for the six months ended June 30, 2025, driven by delays in the government billing approval process as a result of the ongoing economic downturn in the PRC. A significant change in the liquidity or financial position of any of our significant customers could have a material impact on the collectability of our accounts receivable and our future operating results. The liquidity of our operations highly depends on the timing of payments from our major customers, and should any delay of payment from them occur, our operations and liquidity may be impacted. Any decreased collectability of accounts receivable, bankruptcy, or early termination of agreements due to deterioration in economic conditions could also negatively impact our results of operations.

For the six months ended June 30, 2025, 17.5% of our total revenue was derived from the Jianyang Sewage Treatment Improvement Project. We expect this percentage to decline following the completion of this project. We entered into an agreement to undertake the Jianyang Sewage Treatment Improvement Project in December 2023, with a total contract value of RMB 85 million (approximately US$11.82 million). We began preliminary construction and material procurement in December 2023, and we completed the entire project in December 2025. The key terms of our agreement for the Jianyang Sewage Treatment Improvement Project include project name and location, construction period, price and payment terms, quality, safety and construction requirements, and default provisions.

For the six months ended June 30, 2025, 21.6% of our total revenue was generated from the Xinjiang Project. We expect this percentage to decline upon completion of this project. We entered into an agreement for the Xinjiang Project in August 2024, with a total contract value of RMB 66 million (approximately US$9.18 million). We commenced preliminary construction and material procurement in August 2024, and we completed the entire project in November 2025. The key terms of our agreement for the Xinjiang Project include project name and location, construction period, price and payment terms, quality, safety and construction requirements, and default provisions.

For the six months ended June 30, 2025, 11.5% of our total revenue was derived from the Sichuan Ya’an Project. We expect this percentage to decline following the completion of this project. We entered into an agreement for the Sichuan Ya’an Project in August 2024, with a total contract value of RMB 44 million (approximately US$6.12 million). We began project construction in August 2024, and we completed the entire project in October 2025. The key terms of our agreement for the Sichuan Ya’an include project name and location, construction period, price and payment terms, quality, safety and construction requirements, and default provisions.

For the six months ended June 30, 2025, 12.2% of our total revenue was derived from the Jimei Guankou Project Phase VI. We entered into an agreement for this project in April 2025, with a total contract value of RMB 30 million (approximately US$4.17 million). We completed this project in December 2025. The key terms of our agreement for the Jimei Guankou Project Phase VI include project name and location, construction period, price and payment terms, quality, safety and construction requirements, and default provisions.

We face substantial inventory risk, which if such risk is not addressed could have a material adverse effect on our business.

We must order materials for our products and projects and build inventory in advance of production. We typically acquire materials through a combination of purchase orders, supplier contracts and open orders, in each case based on projected demand.

As our markets are competitive and subject to technology and price changes, there is a risk that we will forecast incorrectly and order or produce incorrect amounts of products or not fully utilize purchase commitments. If we were unsuccessful in accurately quantifying appropriate levels of inventory, our business, financial condition and results of operation may be materially and adversely affected.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products which could have a material adverse effect on our business.

In order to optimize our product manufacturing, we must manage our supply chain for raw materials and delivery of our products. Supply chain fragmentation and local protectionism within China further complicates supply chain disruption risks. Local administrative bodies and physical infrastructure built to protect local interests may pose transportation challenges for raw material transportation as well as product delivery. In addition, profitability and volume could be negatively impacted by limitations inherent within the supply chain, including competitive, governmental, legal, natural disasters, and other events that could impact both supply and price. Any of these occurrences could cause significant disruptions to our supply chain, manufacturing capability and distribution system that could adversely impact our ability to produce and deliver products. If we were unsuccessful in maintaining efficient operation of our supply chain, our business, financial condition and results of operation may be materially and adversely affected.

Our return on investment in client projects may be different from our projections.

Our return on investment in client projects typically takes some time to materialize. At the initial stages of project investment and construction, the depreciation of fixed assets may negatively affect our operating results. In addition, the projects may be subject to changes in market conditions during the installation and implementation phases. Changes in industry policy, the progress of the projects, project management, raw materials supply, market conditions and other variables may affect the profitability and the time in which we profit on projects, which may be different from our initial forecast, thus affecting the actual return on investment of the projects.

Issues or defects with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition.

We may experience issues or defects with products that may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities. Any of these activities could result in increased governmental scrutiny, harm to our reputation, reduced demand by customers for our products, decreased willingness by our service providers to provide support for those products, absence or increased cost of insurance if insurance is available, or additional safety and testing requirements. Such results could divert development and management resources, adversely affect our business operations, decrease sales, increase legal fees and other costs, and put us at a competitive disadvantage compared to other companies not affected by similar issues with products, any of which could have a significant adverse effect on our financial condition and results of operations.

Our future growth depends in part on new products and new technology innovation, and failure to invent and innovate could adversely impact our business prospects.

Our future growth depends in part on maintaining our current products in new and existing markets, as well as our ability to develop new products and technologies to serve such markets. To the extent that competitors develop competitive products and technologies, or new products or technologies that achieve higher customer satisfaction, our business prospects could be adversely impacted. In addition, regulatory approvals for new products or technologies may be required, these approvals may not be obtained in a timely or cost effective manner, adversely impacting our business prospects.

Changes in demand for our products and business relationships with key customers and vendors may negatively affect operating results.

To achieve our objectives, we must develop and sell products that are subject to the demands of our customers. This is dependent on several factors, including managing and maintaining relationships with key customers, responding to the rapid pace of technological change and obsolescence, which may require increased investment by us or result in greater pressure to commercialize developments rapidly or at prices that may not fully recover the associated investment, and the effect on demand resulting from customers’ research and development, capital expenditure plans and capacity utilization. If we are unable to keep up with our customers’ demands, our sales, earnings and operating results may be negatively affected.

We may be unable to deliver our backlog on time, which could affect future sales and profitability and our relationships with customers.

Our ability to meet customer delivery schedules for backlog is dependent on a number of factors including sufficient manufacturing capacity, adequate supply channel access to raw materials and other inventory required for production, an adequately trained and capable workforce, engineering expertise for certain projects and appropriate planning and scheduling of manufacturing resources. Failure to deliver in accordance with customer expectations could subject us to contract cancellations and financial penalties, and may result in damage to existing customer relationships and could have a material adverse effect on our business, financial condition and results of operations.

Our future success depends in part on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the principal members of our executive team, the loss of whose services may adversely impact the achievement of our objectives. Recruiting and retaining other qualified employees for our business, including technical personnel, will also be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous companies for individuals with similar skill sets. The inability to recruit or loss of the services of any executive or key employee could adversely affect our business.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of June 30, 2025, we had 76 employees, of whom 73 were full-time employees, 3 were part-time employees and all were located in China. As our Company matures, we expect to expand our employee base. In addition, we intend to grow by expanding our business, increasing market penetration of our existing products, developing new products and increasing our targeting of certain markets in China. Future growth would impose significant additional responsibilities on our management, including the need to develop and improve our existing administrative and operational systems and our financial and management controls and to identify, recruit, maintain, motivate, train, manage and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to effectively manage any future growth.

Failure of beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

The SAFE Circular 37 requires PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”, or SPV. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and there remains uncertainty with respect to its implementation. We cannot assure you that these direct or indirect shareholders of our company who are PRC residents will be able to successfully update the registration of their direct and indirect equity interest as required in the future. If they fail to update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected. In addition, non-U.S. shareholders may experience unfavorable tax consequences if such non-U.S. shareholders are determined to be a resident enterprise for PRC tax purposes. See “— Legal Regulations on Tax in the PRC” and “— PRC Taxation” for further information.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we fail to make contributions to various employee benefit plans and to comply with applicable PRC labor-related laws in the future, we may be subject to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

We do not have business insurance coverage. Any future business liability, disruption or litigation we experience might divert management focus from our business and could significantly impact our financial results.

Availability of business insurance products and coverage in China is limited, and most such products are expensive in relation to the coverage offered. We have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to maintain such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Accordingly, a business disruption, litigation or natural disaster may result in substantial costs and divert management’s attention from our business, which would have an adverse effect on our results of operations and financial condition.

Risks Related to Intellectual Property

If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

The value of our business depends in part on our ability to protect our intellectual property and information, including our patents, trade secrets, and rights under agreements with third parties, in China and around the world, as well as our customer, employee, and customer data. Third parties may try to challenge our ownership of our intellectual property in China and around the world. Further, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. The steps we have taken may not prevent unauthorized use of our intellectual property. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. If we fail to protect our proprietary intellectual property and information, including with respect to any successful challenge to our ownership of intellectual property or material infringements of our intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations.

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents, and other intellectual property rights in China and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. The core of our business is our proprietary systems and technology, together with our experience and expertise in waste treatment services, particularly in rural sewage treatment and septic tank treatment. As of June 30, 2025, we had 2 invention patents, 37 utility model patents and 3 trademarks. We are continually working to upgrade our quick separation technology and septic tank treatment systems through independent research and development and partnerships with third-party institutions to further develop our mobile septic tank treatment system.

We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, any additional features we develop for our products or any new products. Other parties may have developed technologies that may be related or competitive to our system, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Our patent position may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

●	any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;

●	any of our pending patent applications will be issued as patents;

●	we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;

●	we were the first to make the inventions covered by each of our patents and pending patent applications;

●	we were the first to file patent applications for these inventions;

●	others will not develop similar or alternative technologies that do not infringe our patents; any of our patents will be found to ultimately be valid and enforceable;

●	any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

●	we will develop additional proprietary technologies or products that are separately patentable; or

●	our commercial activities or products will not infringe upon the patents of others.

We rely, in part, upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or affect our stock price.

Our commercial success will depend in part on not infringing the patents or violating the other proprietary rights of others. Significant litigation regarding patent rights occurs in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of patents issued to third parties. In addition, patent applications in China and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived, so there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect competitors may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation may increase the risk of business resources and management’s attention being diverted to patent litigation. We have, and we may in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

Moreover, we may become party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. We may also occasionally use these proceedings to challenge the patent rights of others. We cannot be certain that any particular challenge will be successful in limiting or eliminating the challenged patent rights of the third party.

Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

●	stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property;

●	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others; incur significant legal expenses;

●	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

●	pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

●	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and infeasible; and

●	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. We could encounter delays in product introductions while we attempt to develop alternative methods or products. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to patent protection, we also rely upon trade secret protection as well as non-disclosure agreements with our employees, consultants and third parties, and may in the future rely on copyright and/or trademark protection, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert ownership or commercial rights to inventions we develop, which could have a material adverse effect on our business.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. Any infringement claims or lawsuits, even if not meritorious, could be expensive and time consuming to defend, divert management’s attention and resources, require us to redesign our products and services, if feasible, require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, and/or may materially disrupt the conduct of our business.

In addition, we may face claims by third parties that our agreements with employees, contractors or third parties obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

Third parties may assert that our employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.

We may employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our computer systems and operations may be vulnerable to security breaches, which could adversely affect our business.

We believe the safety of our computer network and our secure transmission of information over the internet will be essential to our operations and our services. Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use and similar disruptive problems and security breaches that could cause loss (both economic and otherwise), interruptions, delays or loss of services to our users. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

Risks Related to Doing Business in China

We are based in, and our operations are located in, China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

Because our operations are conducted in China through our subsidiaries, the Chinese government may exercise significant oversight and discretion over the conduct of our business, may intervene in or influence our operations at any time, and may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A ordinary shares. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The central Chinese government or local governments having jurisdiction within China may impose new, stricter regulations, or interpretations of existing regulations, that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. As such, our subsidiaries in the PRC may be subject to governmental and regulatory interference in the provinces in which they operate. We could also be subject to regulation by various political and regulatory entities, including local and municipal agencies and other governmental subdivisions. Our ability to operate in China may be impaired by any such laws or regulations, or any changes in laws and regulations in the PRC. We may incur increased costs necessary to comply with existing and future laws and regulations or penalties for any failure to comply.

The Chinese government recently promulgated a series of new statements and actions to regulate business operations in China. For example, Cybersecurity Review Measures was released on December 28, 2021 and became effective on February 15, 2022, and provides that critical information infrastructure operators, or CIIOs, that intend to purchase Internet products and online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may arise in connection with any procurement of data processing. The Cybersecurity Review Measures further requires that an online platform operator that possess personal data of more than one million users shall declare to the Office of Cybersecurity Review for cybersecurity review before listing in a foreign country. As of the date of this prospectus, we have not received any notice from any authorities identifying us as a CIIO or an online platform operator or requiring us to go through cybersecurity review by the Cyberspace Administration of China (the “CAC”). There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementations and interpretations related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementations and interpretations come into effect, we will take all reasonable measures and actions to comply with them and to minimize any adverse effects on our business. We cannot guarantee, however, that we will not be subject to cybersecurity review in the future. If such review is or becomes necessary, we may be required to suspend our operations or experience other disruption to our operations. Cybersecurity review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, we may receive requests from certain U.S. agencies to investigate or inspect our operations or to otherwise provide information. While we will comply with requests from these regulators, there is no guarantee that such requests will be honored by those entities that provide services to us or with which we associate, especially for any such entities that are located in China. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by us and our affiliates, are subject to the unpredictability of the Chinese enforcement and other government agencies and may therefore be impossible to facilitate.

Our current auditor, Enrome LLP, is PCAOB registered and based in Singapore. Under the HFCAA, the PCAOB is permitted to inspect our current independent public accounting firm. In addition, on December 16, 2021, the PCAOB issued a determination report which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated by the PCAOB on December 15, 2022. Enrome LLP is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated by the PCAOB on December 15, 2022. However, if the PCAOB later determined that it cannot inspect or fully investigate our auditor, trading in our securities may be prohibited under the HFCAA, and, as a result, Nasdaq may determine to delist our securities.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

All of our assets and operations are located in China through our subsidiaries. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and therefore by the significant discretion of Chinese governmental authorities. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. The increased global focus on environmental and social issues and China’s potential adoption of more stringent standards in these areas may adversely impact the operations of China-based issuers, including us.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

If we become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our Class A ordinary shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us or our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our Class A ordinary shares could be rendered worthless.

Uncertainties with respect to China’s legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, PRC law still restricts certain foreign investments in China, and such laws are continually evolving, as more fully described under “-- Regulations Relating to Foreign Investment”. China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual arrangements and rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Further, such evolving laws and regulations and the inconsistent enforcement thereof could also lead to failure to obtain or maintain licenses and permits to do business in China, which would adversely affect us.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “Risks Related to our Class A Ordinary Shares and this Offering-You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and may have a material adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, and other partners. International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of the goods and products which could affect customers’ spending levels. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence, which could adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, and we cannot provide any assurances as to whether such actions will occur or the form that they may take. Escalation of U.S.-China trade tensions could slow China’s economic growth, potentially reducing local government fiscal capacity for rural environmental infrastructure projects. Delays in policy implementation, subsidies, or project approvals may adversely affect the Company’s revenue recognition and cash flow.

Our current sewage treatment system customers are primarily state-owned companies in China and the end users of our system are primarily local governments in China, and the payment approval process from local governments is complex, which may increase our days sales outstanding and could impact our liquidity should any major delay of payment from our major customers occur.

Our current sewage treatment system customers are primarily state-owned companies in China and the end users of our system are primarily local governments in China. The payment approval process from local governments is complex as it requires us to go through several procedures and typically takes a longer period of time as all of the proper inspection documents must be provided in order for funds to be released. In addition, there are other contractors also working on the job sites for the non-sewage treatment related sections and the inspectors sometimes require the other contractors to complete their sections before the full projects can be inspected. As a result, our days sales outstanding rose from 171 days at December 31, 2017 to 180 days at December 31, 2018 to 306 days at December 31, 2019 to 615 days at December 31, 2020, decreased to 204 days at December 21, 2021, then increased to 220 days at December 31, 2022, then increased to 262 days at December 31, 2023, then to 455 days at December 31, 2024. The liquidity of our operations highly depends on the timing of payment from our major customers, and should any major delay of payment from them occur, our operations and liquidity may be impacted.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, including those obtained in the U.S., or bringing actions in China against us or our management based on foreign laws.

We, CDT Cayman, are a holding company incorporated under the laws of the Cayman Islands. We, CDT Cayman, through our subsidiaries, conduct all of our operations in China and all of our assets are located in China. In addition, all our senior employees reside within China for a significant portion of the time and most are PRC residents. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China, including our management. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions, including the U.S., in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We, CDT Cayman, are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. To date, we, CDT Cayman and our subsidiaries, have been funded through our initial public offering, shareholder capital contributions, bank loans, third party loans and related party loans. As of June 30, 2025, these consisted of shareholder capital contributions of approximately $7.5 million, which are reflected as par value and additional paid-in capital in the unaudited condensed consolidated financial statements included elsewhere in this prospectus (see the consolidated statements of change in shareholders’ equity on page F-4 of the unaudited condensed consolidated financial statements included elsewhere in this prospectus), proceeds from the Company’s initial public offering, which was completed on April 22, 2024, of 1,500,000 ordinary shares at an initial public offering price of $4.00 per share, resulting in net proceeds to the Company of approximately $4.3 million after deducting offering expenses. bank loans of approximately $1.6 million (see pages F-23 and F-24 of Note 10 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus), third party loans of approximately $1.8 million (see page F-25 of Note 10 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus) and related party loans of approximately $3.2 million (see page F-22 of Note 9 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus). See the unaudited condensed consolidated statements of change in shareholders’ equity on page F-4 and Notes 9,10, and 13 on pages F-21 through F-25, and pages F-28 through F-30 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus. We may in the future also rely on dividends and other distributions on equity from our PRC subsidiaries. Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of our PRC subsidiaries as a Foreign-Invested Enterprise (“FIE”) is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Changes in China’s environmental laws and policies may affect our financial condition.

Our products and projects are mainly used in the fields of rural sewage treatment and septic tank treatment in urban and rural areas. We believe our business is in line with China’s current focus on environmental protection policies, particularly the Water Pollution Prevention and Control Action Plan, also known as the Water Ten Plan. However, should China alter its environmental policies towards less regulation, we believe demand for our products could decrease, adversely impacting our results of operations, cash flows and financial position.

Governmental control of currency conversion may limit our ability to utilize our earnings effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency into or out of China, which essentially may restrict the ability to transfer funds into or out of China. We receive all of our revenues in Renminbi through our subsidiaries. Under our current corporate structure, we, CDT Cayman, a Cayman Islands holding company, may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. To date, we, CDT Cayman and our subsidiaries, have been funded through our initial public offering, shareholder capital contributions, bank loans, third party loans and related party loans. As of June 30, 2025, these consisted of shareholder capital contributions of approximately $7.5 million, which are reflected as par value and additional paid-in capital in the unaudited condensed consolidated financial statements included elsewhere in this prospectus, proceeds from the Company’s initial public offering, which was completed on April 22, 2024, of 1,500,000 ordinary shares at an initial public offering price of $4.00 per share, resulting in net proceeds to the Company of approximately $4.3 million after deducting offering expenses, bank loans of approximately $1.6 million, third party loans of approximately $1.8 million and related party loans of approximately $3.2 million. See the condensed consolidated statements of change in shareholders’ equity on page F-6 and Notes 9 and 10 on pages F-25 through F-27 of the notes to the consolidated financial statements included elsewhere in this prospectus.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the State Council’s Anti-Monopoly Enforcement Agency (which is the SAMR) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2024, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. In addition, Measures for the Security Review of Foreign Investment which became effective on January 18, 2021, require that foreign investors acquiring PRC companies engaged in military related or certain other industries that are crucial to national security shall actively file an applications with the office of the working mechanism before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the office of the working mechanism, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore SPVs will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of a SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, failure in the completion or update of such registration by any PRC shareholder of such SPV will affect the procedure of transferring any dividend he obtains from the listed company back to China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We cannot assure you that all of our shareholders that may be subject to SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37, and we cannot assure you that these individuals may continue to make required filings or updates on a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. When a registered overseas special purpose company changes basic information such as its Chinese resident individual shareholders, name or operating terms, or changes important matters such as capital increase, capital reduction, equity transfer or replacement, merger or division of Chinese resident individual shareholders, it shall promptly go through the registration formalities for changes in foreign exchange for overseas investment with the SAFE. According to the provisions of SAFE Circular 37, except for Yunwu Li, no other relevant personnel of this listing are required to register foreign exchange or foreign exchange changes. As of the date of this prospectus, to our knowledge, Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT, had completed the foreign exchange registration, but had not completed the related change registration and remains in the process of completing such registration. The completion of Yunwu Li’s change registration will affect the procedure of transferring any dividends he obtains from CDT Cayman to China. However, the net proceeds from this offering which must be remitted to China will not be affected since Shenzhen CDT previously completed the foreign direct investment foreign exchange registration in 2016. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Taxation Administration (the “SAT”) issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfers of Assets between Non-resident Enterprises, or SAT Circular 7, which was partially abolished on December 29, 2017. SAT Circular 7 extends its tax jurisdiction to transactions involving transfer of taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Circular 37, which was revised on June 15, 2018. The SAT Circular 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and/or SAT Circular 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Additional factors outside of our control related to doing business in China could negatively affect our business.

Additional factors that could negatively affect our business include a potential significant revaluation of the Renminbi, which may result in an increase in the cost of producing products in China, labor shortages and increases in labor costs in China as well as difficulties in moving products manufactured in China out of the country, whether due to port congestion, labor disputes, slowdowns, product regulations and/or inspections or other factors. Prolonged disputes or slowdowns can negatively impact both the time and cost of transporting goods. Natural disasters or health pandemics impacting China can also have a significant negative impact on our business. Further, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of “normal trade relations” status with, China, could significantly increase our cost of products exported outside of China and harm our business.

The joint statement by the SEC and PCAOB, rule changes adopted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, then SEC Chairman Jay Clayton and then PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for two consecutive years, the issuer’s securities will be prohibited to trade on a U.S. securities exchange or U.S. over-the-counter market. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. securities exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks, and their implications to U.S. investors, associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules. Under the HFCAA, our securities would be prohibited from trading on the Nasdaq or other U.S. securities exchange or any U.S. over-the-counter market if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our shares being delisted. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, was enacted on December 29, 2022 under the Consolidated Appropriations Act, 2023, as further described below, and amended the HFCAA to require the SEC to prohibit an issuer’s securities from trading on any U.S. securities exchange or any U.S. over-the-counter market if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, meaning the number of “non-inspection” years was decreased from three to two, and thus, this reduced the time before securities would be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a non-U.S. jurisdiction because of a position taken by one or more authorities in any non-U.S. jurisdiction.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated by the PCAOB on December 15, 2022. Our current auditor, Enrome LLP, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated by the PCAOB on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

On December 29, 2022, the U.S. President signed into law the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the number of consecutive non-inspection years that would trigger the trading prohibition under the HFCAA from three years to two years (originally such threshold under the HFCAA was three consecutive years), and so that any non-U.S. jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s public accounting firm (originally the HFCAA only applied if the PCAOB’s ability to inspect or investigate was due to a position taken by an authority in the jurisdiction where the relevant public accounting firm was located). As noted above, on December 15, 2022, the PCAOB vacated its previous 2021 determinations that it was unable to inspect and investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong.

If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated by the PCAOB on December 15, 2022, should the PCAOB be unable to fully conduct an inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our current auditor is headquartered in Singapore, and is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditors in relation to our financial statements. However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

All of our operations are located in China through our subsidiaries. Our ability to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters.

 We, CDT Cayman, are a Cayman Islands holding company. All of our operations are located in China through our subsidiaries. The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be impaired by changes in laws and regulations in the PRC. The PRC government recently promulgated a series of new statements and actions to regulate business operations in China.

According to the Notice on the Filing Management Arrangements for Overseas Issuance and Listing of Domestic Enterprises which was promulgated by CSRC on February 17, 2023, PRC domestic enterprises that fall within the scope of filing and have been listed overseas or met the following circumstances as of the effective date of the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), are “existing enterprises”: before the effective date of the Trial Measures (March 31, 2023), the application for indirect overseas offering and listing had been approved by the overseas regulators or overseas stock exchanges (such as a hearing has been passed in the Hong Kong market, or a registration statement has become effective in the U.S. market, etc.), and it would not have been required to undergo the offering and listing supervision procedures of the overseas regulatory securities or overseas stock exchanges again (such as a re-hearing in the Hong Kong market, etc.), and the overseas offering and listing would have been completed by September 30, 2023. Existing enterprises are not required to file with the CSRC immediately, and filings with the CSRC should be made as required if they involve refinancings and other filing matters. Moreover, PRC domestic enterprises that have submitted valid applications for overseas offering and listing but have not been approved by overseas regulatory authorities or overseas stock exchanges at the effective date of the Trial Measures could reasonably arrange the timing of filing applications with the CSRC and complete the filing with the CSRC before the overseas offering and listing.

We are not classified as an existing enterprise. We therefore were required to file with the CSRC and had to complete the filing with the CSRC in accordance with the Trial Measures in connection with our initial public offering. On August 2, 2023, we submitted our filing materials and applied for registration to the CSRC in accordance with the requirements of the Trial Measures. We have completed the filing with the CSRC and obtained the required Filing Notice from the CSRC regarding our initial public offering on November 28, 2023, which serves as notification from the CSRC of our completion of the required filing procedures with the CSRC for our initial public offering. The main contents of the Filing Notice are as follows: (1) we proposed to issue not more than 2,300,000 ordinary shares (exclusive of the ordinary shares underlying the representative’s warrants) and list them on the Nasdaq Stock Market LLC in the United States; (2) from the date of issuance of the Filing Notice to the completion of our initial public offering, we were to, in accordance with the relevant provisions of the overseas offering and listing of domestic enterprises, report any major event to the CSRC through its filing management information system; (3) we were to, within 15 working days after completion of the offering, report the offering and listing of our shares in connection with the offering through the CSRC’s filing management information system, which report has been filed with the CSRC; and (4) if we failed to complete the offering within 12 months of the issuance date of the Filing Notice and intended to continue to proceed with the offering, we would have been required to update the filing materials with the CSRC.

While we have completed the filing with the CSRC as required under the Trial Measures, we believe that, as of the date hereof, neither we nor our PRC subsidiaries are currently required to obtain any other permission from any PRC authorities to operate our business or to issue our Class A ordinary shares to foreign investors. This understanding specifically includes permissions from the CAC in relation to our PRC subsidiaries’ operations. To date, we have not obtained nor have we been denied any such permissions or approvals in connection with our initial public offering, apart from the aforementioned CSRC filing.

Governmental actions in China, including any decision to intervene or influence our operations at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

Risks Related to our Class A Ordinary Shares and this Offering

We are selling this offering without an underwriter and may be unable to sell any shares.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell them through our management, including Li Yunwu (Chief Executive Officer), Cui Lijun (Executive Director), Ling Kai (Executive Director), and Xiang Song (Vice President), who will receive no commissions. There are no firm commitments to purchase any of the Class A ordinary shares in this offering. Consequently, there is no guarantee that we are capable of selling all, or any, of our Class A ordinary shares offered hereby. None of our officers and directors have any experience conducting a best-efforts offering, which decreases the likelihood that this offering will be successful.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

To the extent we determine that the proposed uses set forth in the section titled “Use of Proceeds” are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from this offering. Our management will have broad discretion in the application of such net proceeds, including working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value.

If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the course of auditing our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in standards established by the Public Company Accounting Oversight Board (United States), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified relate to (1) our lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting as well as the lack in formal accounting policies and procedures manual to ensure proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements; and (2) our lack of internal audit function to establish formal risk assessment process and internal control framework.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual reports on Form 20-F. Once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

In the event that we are unable to regain compliance with Nasdaq’s continued listing standards, Nasdaq may delist our Class A ordinary shares from trading, in which case the liquidity and market price of our Class A ordinary shares could decline.

Our Class A ordinary shares are currently listed on The Nasdaq Capital Market. In order to maintain this listing, we must satisfy minimum financial and other requirements. On June 18, 2025, we received a notification letter from Nasdaq’s Listing Qualifications Department indicating that we are not in compliance with Nasdaq Listing Rule 5550 (a)(2), because the minimum bid price of our Class A ordinary shares on the Nasdaq Capital Market has closed below $1.00 per share for 30 consecutive business days. The notification letter has no immediate effect on the Nasdaq listing or trading in our Class A ordinary shares. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we had 180 calendar days, or until December 15, 2025, to regain compliance with the minimum $1.00 bid price per share requirement. We received notice on December 22, 2023 from the Nasdaq’s Listing Qualifications Department which resulted in an additional 180-day period, or until June 15, 2026, within which to regain compliance with the $1.00 minimum bid price requirement.

While we intend to engage in efforts to regain compliance, and thus maintain our listing, including by carrying out a reverse stock split, if necessary, there can be no assurance that we will be able to regain compliance during the applicable time periods set forth above. If we fail to continue to meet all applicable listing requirements in the future and Nasdaq determines to delist our Class A ordinary shares, the delisting could substantially decrease trading in our Class A ordinary shares and adversely affect the market liquidity of our Class A ordinary shares; adversely affect our ability to obtain financing on acceptable terms, if at all; and may result in the potential loss of confidence by investors, suppliers, customers, employees, and fewer business development opportunities. Additionally, the market price of our Class A ordinary shares may decline further, and shareholders may lose some or all of their investment.

An active trading market for our Class A ordinary shares may not be sustained.

Our Class A ordinary shares have been listed on Nasdaq only since April 18, 2024, and we cannot assure you that an active trading market for our Class A ordinary shares will be sustained or maintained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our Class A ordinary shares and entering into strategic partnerships or acquiring other complementary products, technologies or businesses by using our Class A ordinary shares as consideration. In addition, if we fail to satisfy exchange listing standards, we could be delisted, which would have a negative effect on the price of our Class A ordinary shares.

We expect that the price of our Class A ordinary shares will fluctuate substantially and you may not be able to sell your shares at or above the price you purchased your shares at.

The market price of our Class A ordinary shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

● the volume and timing of sales of our products;

● the introduction of new products or product enhancements by us or others in our industry;

● disputes or other developments with respect to our or others’ intellectual property rights;

● our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

● product liability claims or other litigation;

● variations in our results of operations or those of others in our industry;

● media exposure of our products or of those of others in our industry;

● changes in governmental regulations or in reimbursement;

● changes in earnings estimates or recommendations by securities analysts; and

● general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A ordinary shares, regardless of our actual operating performance.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Our Class A ordinary shares are subject to the “penny stock” rules of the SEC and the trading market in the securities is limited, which makes transactions in our Class A ordinary shares cumbersome and may reduce the value of an investment in our Class A ordinary shares.

Rule 15g-9 under the Exchange Act establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (a) that a broker or dealer approve a person’s account for transactions in penny stocks; and (b) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must: (a) obtain financial information, investment experience, and investment objectives of the person and (b) make a reasonable determination that the transactions in penny stocks are suitable for that person and that the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form: (a) sets forth the basis on which the broker or dealer made the suitability determination; and (b) confirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our Class A ordinary shares and cause a decline in the market value of our Class A ordinary shares.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker or dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our Class A ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our Class A ordinary shares in the public market could occur at any time. As of January 20, 2026, there are 13,525,000 outstanding Class A ordinary shares. Of that amount, 8,269,105  shares are currently restricted as a result of securities laws and/or lock-up agreements, but will be able to be sold in the future subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our directors, officers and principal shareholders holding 5% or more of our Class A ordinary shares, collectively, control approximately 50.632% of our outstanding Class A ordinary shares. After this offering, it is expected that our directors, officers and principal shareholders holding 5% or more of our Class A ordinary shares, collectively, and Mr. Li holding 4,574,562, or 100%, of our Class B ordinary shares will hold a controlling interest in our ordinary shares as they will hold approximately 56.32% of the Company’s total outstanding voting power. As a result, these shareholders, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A ordinary shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.

As a public company, we expect to incur significant additional costs associated with corporate governance requirements, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our Class A ordinary shares will be your sole source of gain for the foreseeable future.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our Class A ordinary shares will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A ordinary shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

The economic substance legislation of the Cayman Islands may impact us and our operations.

The Company is subject to Cayman Islands economic substance legislation (“ESA”) requiring that, where the Company carries on a relevant activity (as defined in the ESA), it must maintain economic substance within the Cayman Islands, including adequate premises and employees within the Cayman Islands. As an entity subject to the ESA, the Company is required to assess its operations to determine the required compliance (if any) with the ESA, to file an annual notification with the Cayman Islands Registrar of Companies disclosing whether the Company is carrying out any relevant activities within the meaning of the ESA and an annual return with the Department of International Tax Co-Operation. Where applicable, the Company must establish that its operations satisfy the economic substance requirements of the ESA. The Company is required to monitor its operations to ensure it remains in compliance with all requirements under the ESA. Failure to satisfy these requirements may subject the Company to penalties under the ESA.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and register of mortgages) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We, CDT Cayman, are a Cayman Islands holding company and all of our assets are located outside of the United States. All of our current operations are conducted in China through our subsidiaries. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and will take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we are taking advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, as long as we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (ii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards.

We do not follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Under our memorandum and articles of association, our board of directors is authorized to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes, and the issuance of 20% or more of our outstanding Class A ordinary shares, subject to the provisions of the memorandum and articles of association.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards. We may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, to the extent that we follow other home country practices, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “— Passive Foreign Investment Company Consequences.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

The price of our Class A ordinary shares could be subject to rapid and substantial volatility, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

In addition, if the trading volumes of our Class A ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A ordinary shares. This low volume of trades could also cause the price of our Class A ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A ordinary shares. As a result of this volatility, investors may experience losses on their investment in our Class A ordinary shares. A decline in the market price of our Class A ordinary shares also could adversely affect our ability to issue additional Class A ordinary shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A ordinary shares will be sustained, and thus holders of our Class A ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

● timing of the development of future business;

● capabilities of our business operations;

● expected future economic performance;

● competition in our markets;

● continued market acceptance of our products;

● exposure to product liability and defect claims;

● protection of our intellectual property rights;

● changes in the laws that affect our operations;

● inflation and fluctuations in foreign currency exchange rates;

● our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

● continued development of a public trading market for our securities;

● the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

● managing our growth effectively;

● projections of revenue, earnings, capital structure and other financial items;

● fluctuations in operating results;

● dependence on our senior management and key employees; and

● other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 62,000,000 Class A ordinary shares in this offering will be approximately $[•] million after deducting the estimated offering expenses payable by us, based on an assumed offering price of $[•] per Class A ordinary share. However, because this is a best-efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, we may not sell all or any of these Class A ordinary shares offered pursuant to this prospectus; as a result, we may receive significantly less in net proceeds.

Each $1.00 increase (decrease) in the assumed offering price of $[•] per Class A ordinary share would increase (decrease) the net proceeds to us from this offering by approximately $[•] million, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of Class A ordinary shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $[•] million, assuming the assumed public offering price remains the same, and after deducting estimated offering expenses payable by us.

The primary purpose of this offering is to obtain additional capital. We currently plan to use the net proceeds of this offering as follows:

●	approximately 75% for new energy project development and construction;

●	approximately 15% for working capital; and

●	approximately 10% for contingencies/unforeseen expenses.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and we reserve the right to change the use of proceeds that we presently anticipate and describe herein.

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments.

The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business in China. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed.

In utilizing the proceeds of this offering in the manner described herein, as a Cayman Islands holding company of our PRC subsidiaries, we may only make (i) loans to our PRC subsidiaries, or (ii) additional capital contributions to our PRC subsidiaries. Any shareholder loan or additional capital contribution are subject to PRC regulations. For example, loans by us or making additional capital contributions to our subsidiaries in China, which are FIEs, to finance their activities cannot exceed statutory limits, while shareholder loans must be also registered with the SAFE and additional capital contributions are subject to prior PRC governmental approval. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.

To remit the proceeds of this offering, we must take the steps legally required under the PRC laws, including obtaining PRC governmental registrations and approvals, which may take several months. In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering in China and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and the value of our Class A ordinary shares.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all or any of the Class A ordinary shares offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell a number of Class A ordinary shares sufficient to pursue the business goals outlined in this prospectus.

DIVIDEND POLICY

We have never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

We, CDT Cayman, are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC, Hong Kong and British Virgin Islands regulations may restrict the ability of our PRC, Hong Kong and British Virgin Islands subsidiaries to pay dividends to us.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2025 on:

●	an actual basis; and

●	a pro forma as adjusted basis to give effect to the sale of 62,000,000 Class A ordinary shares in this offering at the assumed offering price of $[•] per Class A ordinary share after deducting estimated offering expenses.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2025
	Actual (Unaudited)	Pro Forma As Adjusted (1)
Indebtedness	$6,839,724	$
Class A ordinary shares, $0.0025 par value per share: 94,000,000 shares authorized; 10,825,000 shares issued and outstanding; 13,525,000 shares issued and outstanding pro forma	30,813	$
Class B ordinary shares, $0.0025 par value per share: 6,000,000 shares authorized; 0 shares issued and outstanding; 0 shares issued and outstanding pro forma
Additional paid-in capital	13,719,883
Statutory reserves	3,667,369
Retained earnings	22,959,457
Accumulated other comprehensive loss	(2,089,345)
Total CDT Cayman shareholders’ equity	38,288,177
Noncontrolling interest (2)	141,380
Total shareholders’ equity	38,429,557
Total capitalization	$45,269,281	$

(1) Reflects the sale of Class A ordinary shares in this offering at an assumed offering price of $[•] per share, and after deducting estimated offering expenses. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual public offering price and other terms of this offering determined at pricing  . Additional paid-in capital reflects the net proceeds we expect to receive, after deducting non-accountable expense allowance and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[•] million. For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to this Offering”.

(2) Noncontrolling interest represents the portion of the net assets of CDT Cayman’s subsidiaries attributable to interests that are not owned by CDT Cayman and its subsidiaries.

Each $1.00 increase (decrease) in the assumed offering price of $[•] per Class A ordinary share would increase (decrease) the pro forma as adjusted amount of total capitalization by approximately $[•] million, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated offering expenses. An increase (decrease) of 1.0 million in the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by approximately $[•] million, assuming no change in the assumed offering price per Class A ordinary share as set forth on the cover page of this prospectus.

DILUTION

If you invest in our Class A ordinary shares in this offering, your interest will be immediately diluted to the extent of the difference between the assumed offering price per Class A ordinary share in this offering and the net tangible book value per Class A ordinary share after this offering. Dilution results from the fact that the assumed offering price per Class A ordinary share is substantially in excess of the net tangible book value per Class A ordinary share. As of June 30, 2025, we had a historical net tangible book value of approximately $38.3 million or $3.11 per Class A ordinary share. Our net tangible book value per share represents total tangible assets less total liabilities, all divided by the number of Class A ordinary shares outstanding as of June 30, 2025.

After giving effect to the sale of Class A ordinary shares in this offering at the assumed offering price of $[•] per Class A ordinary share and after deducting estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2025 would have been approximately $[•] million, or $[•] per Class A ordinary share. This represents an immediate increase in pro forma as adjusted net tangible book value of $[•] per Class A ordinary share to existing investors and immediate dilution of $[•] per Class A ordinary share to new investors. The following table illustrates this dilution to new investors purchasing Class A ordinary shares in this offering:

Post- Offering
Assumed offering price per Class A ordinary share
Net tangible book value per Class A ordinary share as of June 30, 2025
Increase in pro forma as adjusted net tangible book value per Class A ordinary share attributable to new investors purchasing Class A ordinary shares in this offering
Pro forma as adjusted net tangible book value per Class A ordinary share after this offering
Dilution per Class A ordinary share to new investors in this offering

Each $1.00 increase (decrease) in the assumed offering price of $[•] per Class A ordinary share would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2025 after this offering by approximately $[•] per Class A ordinary share, and would increase (decrease) dilution to new investors by $[•] per Class A ordinary share, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated offering expenses. An increase (decrease) of 1.0 million Class A ordinary shares in the number of Class A ordinary shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2025 after this offering by approximately $[•] per Class A ordinary share, and would increase (decrease) dilution to new investors by approximately $[•] per Class A ordinary share, assuming the assumed offering price per Class A ordinary share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimated offering expenses. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual offering price and other terms of this offering determined at pricing.

The table and discussion above is based on 12,325,000 Class A ordinary shares outstanding as of June 30, 2025.

To the extent that we issue additional Class A ordinary shares in the future, there will be further dilution to new investors participating in this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all or any of the Class A ordinary shares offered hereby.

EXCHANGE RATE INFORMATION

We are a Cayman Islands holding company and our business is primarily conducted in China through our subsidiaries, and the financial records of our subsidiaries in China are maintained in RMB, their functional currency. However, we use the U.S. dollar as our reporting and functional currency; therefore, reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Our consolidated financial statements have been translated into U.S. dollars in accordance with FASB ASC Topic 830, “Foreign Currency Matters.” The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to the statements of income accounts are translated at their historical exchange rates when the equity transactions occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Translation adjustments included in accumulated other comprehensive loss amounted to $2,089,345, $2,210,909, and $2,009,421 as of June 30, 2025, December 31, 2024 and December 31, 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2025, December 31, 2024 and December 31, 2023, were translated at 7.16 RMB, 7.19 RMB and 7.08 RMB to $1.00, respectively, and at 7.84 HKD, 7.77 HKD and 7.81 HKD to $1.00, respectively. The shareholders’ equity accounts are stated at their historical exchange rates. The average translation rates applied to the statements of income accounts for the six months ended June 30, 2025 and 2024 were 7.18 RMB and 6.94 RMB to $1.00, respectively, and were 7.79 HKD and 7.82 HKD to $1.00, respectively. The average translation rates applied to the statements of income accounts for the years ended December 31, 2024 and 2023 were 7.14 RMB and 7.05 RMB to $1.00, respectively, and were 7.80 HKD and 7.83 HKD to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, unless otherwise stated, all translations from RMB to U.S. dollars were made at RMB 7.156 to $1.00, the noon buying rate on June 30, 2025, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

CORPORATE HISTORY AND STRUCTURE

Corporate History and Structure

CDT Environmental Technology Investment Holdings Limited, or CDT Cayman, is a holding company incorporated on November 28, 2016, under the laws of the Cayman Islands. CDT Cayman has no substantive operations other than holding all of the outstanding equity of Chao Qiang Holdings Limited, or CQ BVI, established under the laws of the British Virgin Islands on December 14, 2015, and all of the outstanding equity of CDT Environmental Technology Group Limited, or CDT BVI, established under the laws of the British Virgin Islands on June 26, 2015.

CQ BVI is a holding company holding all of the outstanding equity of Ultra Leader Investments Limited, or Ultra HK, which was established in Hong Kong on February 27, 2015. Ultra HK is a holding company holding 15% of the outstanding equity of Shenzhen CDT Environmental Technology Co., Ltd., or Shenzhen CDT, which was established on August 27, 2012 under the laws of the PRC.

CDT BVI is a holding company holding all of the outstanding equity of CDT Environmental Technology (Hong Kong) Limited, or CDT HK, which was established in Hong Kong on July 30, 2015. CDT HK is also a holding company holding 85% of the outstanding equity of Shenzhen CDT. We, through Ultra HK and CDT HK, hold 100% of the outstanding equity of Shenzhen CDT. Shenzhen CDT holds equity interests in the PRC subsidiaries noted in the charts below.

We, through our subsidiaries, including Shenzhen CDT, engage in developing, producing, selling and installing sewage treatment systems and providing sewage treatment services.

The charts below summarize our corporate legal structure and identify our subsidiaries as of the date of this prospectus:

Name	Background	Ownership
Chao Qiang Holdings Limited	● A British Virgin Islands company ● Incorporated on December 14, 2015 ● A holding company	100% owned by CDT Environmental Technology Investment Holdings Limited
CDT Environmental Technology Group Limited	● A British Virgin Islands company ● Incorporated on June 26, 2015 ● A holding company	100% owned by CDT Environmental Technology Investment Holdings Limited
Ultra Leader Investments Limited	● A Hong Kong company ● Incorporated on February 27, 2015 ● A holding company	100% owned by Chao Qiang Holdings Limited
CDT Environmental Technology (Hong Kong) Limited	● A Hong Kong company ● Incorporated on July 30, 2015 ● A holding company	100% owned by CDT Environmental Technology Group Limited
Shenzhen CDT Environmental Technology Co., Ltd.

● A PRC limited liability company

● Incorporated on August 27, 2012

● Registered capital of RMB 60,000,000 (approximately $9.0 million)

● Developing, producing, selling and installing sewage treatment systems and providing sewage treatment services

100% collectively owned by Ultra Leader Investments Limited (15%) and CDT Environmental Technology (Hong Kong) Limited (85%)
Beijing Minyuntong Environmental Technology Co., Ltd. (f/k/a Beijing CDT Environmental Technology Co., Ltd.)	● A PRC limited liability company ● Incorporated on April 25, 2016 ● Registered capital of RMB 20,000,000 (approximately $3.0 million) ● Providing sewage treatment services	100% owned by Shenzhen CDT Environmental Technology Co., Ltd.

Fuzhou LSY Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on March 13, 2015 ● Registered capital of RMB 5,000,000 (approximately $0.8 million ) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Tianjin CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on October 22, 2014 ● Registered capital of RMB 10,000,000 (approximately $1.5 million) ● Providing sewage treatment services	100% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Chengde CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on March 26, 2015 ● Registered capital of RMB 5,000,000 (approximately $0.8 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Beijing Innovation CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on September 7, 2016 ● Registered capital of RMB 5,000,000 (approximately $0.8 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Hengshui CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on May 18, 2015 ● Registered capital of RMB 3,000,000 (approximately $0.5 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Huzhou CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on February 6, 2015 ● Registered capital of RMB 5,000,000 (approximately $0.8 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Hohhot CDT Environmental Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on February 11, 2015 ● Registered capital of RMB 5,000,000 (approximately $0.8 million) ● Providing sewage treatment services	51% owned by Shenzhen CDT Environmental Technology Co., Ltd.
Shaowu Fuluoneng Energy Technology Co., Ltd.

● A PRC limited liability company

● Incorporated on December 1, 2025

● Registered capital of RMB 10,000,000 (approximately $1.4 million)

● Engaged in gasifying organic waste to produce hydrogen-rich syngas and supplying clean steam through combustion

100% owned by Shenzhen CDT Environmental Technology Co., Ltd.

The structure of cash flows within our oganization, and a summary of the applicable regulations, is as follows:

1. Our equity structure is a direct holding structure. The overseas entity listed in the U.S., CDT Environmental Technology Investment Holdings Limited, or CDT Cayman, which was established in the Cayman Islands, directly controls all of the outstanding share capital of Shenzhen CDT Environmental Technology Co., Ltd., or Shenzhen CDT, which was established in the PRC, and other domestic operating subsidiaries in the PRC.

CDT Cayman holds all of the outstanding equity of Chao Qiang Holdings Limited, or CQ BVI, which was established in the British Virgin Islands, and CDT Environmental Technology Group Limited, or CDT BVI, which was established in the British Virgin Islands.

CQ BVI holds all of the outstanding equity of Ultra Leader Investments Limited, or Ultra HK, which was established in Hong Kong. CDT BVI holds all of the outstanding equity of CDT Environmental Technology (Hong Kong) Limited, or CDT HK, which was established in Hong Kong.

Ultra HK holds 15% of the outstanding equity of Shenzhen CDT. CDT HK holds 85% of the outstanding equity of Shenzhen CDT.

CDT Cayman, through Ultra HK and CDT HK, holds 100% of the outstanding equity of Shenzhen CDT.

2. Within our direct holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds enter CDT Cayman from an equity offering, including our initial public offering, the funds can be directly transferred to CDT BVI, then transferred to CDT HK, and then to subordinate PRC entities through Shenzhen CDT, subject to applicable PRC regulations, as noted below. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business in China.

Any funds we transfer to our PRC subsidiaries, including those received from our initial public offering, must be transferred either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China, which may take several months. The net proceeds from our initial public offering must be remitted to China before we will be able to use the funds to grow the business in China. The procedure to remit funds has taken several months and may take several more months, and we will be unable to use any offering proceeds in China until remittance is completed. An increase in registered capital procedure requires prior approval from the local counterpart of the SAMR, along with reporting of the capital increase and related fund flow information to the respective local counterparts of the MOFCOM and the SAFE In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with the SAFE or its local branches, and (b) our PRC subsidiaries may not procure loans which exceed the statutory amount as approved by the MOFCOM or its local branches. Further, any medium-or long- term loan to be provided by us to our PRC subsidiaries must be approved by the NDRC and the SAFE or its local branches.

Further, SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. When a registered overseas special purpose company changes basic information such as its Chinese resident individual shareholders, name or operating terms, or changes important matters such as capital increase, capital reduction, equity transfer or replacement, merger or division of Chinese resident individual shareholders, it shall promptly go through the registration formalities for changes in foreign exchange for overseas investment with the SAFE. According to the provisions of SAFE Circular 37, except for Yunwu Li, no other relevant personnel of this listing are required to register foreign exchange or foreign exchange changes. As of the date of this prospectus, to our knowledge, Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT, had completed the foreign exchange registration, but had not completed the related change registration and remains in the process of completing such registration. The completion of his change registration will affect the procedure of transferring any dividends he obtains from CDT Cayman to China. Yunwu Li will not be able to process the remittance of profits and dividends before completing the registration of foreign exchange changes in overseas investments. However, the net proceeds from our initial public offering which must be remitted to China were not affected since Shenzhen CDT previously completed the foreign direct investment foreign exchange registration in 2016. See “-- Risks Related to Doing Business in China-PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.”

If we intend to distribute dividends, we will transfer the dividends to CDT HK in accordance with the laws and regulations of the PRC, then CDT HK will transfer the dividends to CDT BVI, and then to CDT Cayman, and the dividends will be distributed from CDT Cayman to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3. As of the date of this prospectus, no cash and other asset transfers have occurred among us, CDT Cayman, and our subsidiaries; no dividends or distributions by any subsidiary have been made to date to us, CDT Cayman, or to investors; and no transfers, dividends or distributions have been made by us, CDT Cayman, to our subsidiaries or to U.S. investors to date. For the foreseeable future, we intend to retain all available funds and any future earnings to fund the development and expansion of our business. As a result, we do not expect to pay any cash dividends. To date, we, CDT Cayman and our subsidiaries, have been funded through our initial public offering, shareholder capital contributions, bank loans, third party loans and related party loans. See the unaudited condensed consolidated statements of change in shareholders’ equity on page F-4 and Notes 9, 10, and 13 on pages F-21 through F-25, and pages F-28 through F-30 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus. As of June 30, 2025, these consisted of shareholder capital contributions of approximately $7.5 million, which are reflected as par value and additional paid-in capital in the unaudited condensed consolidated financial statements included elsewhere in this prospectus (see the unaudited condensed consolidated statements of change in shareholders’ equity on page F-4 of the unaudited condensed consolidated financial statements included elsewhere in this prospectus), proceeds from the Company’s initial public offering, which was completed on April 22, 2024, of 1,500,000 ordinary shares at an initial public offering price of $4.00 per share, resulting in net proceeds to the Company of approximately $4.3 million after deducting offering expenses, bank loans of approximately $1.6 million (see pages F-23 and F-24 of Note 10 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus), third party loans of approximately $1.8 million (see page F-25 of Note 10 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus) and related party loans of approximately $3.2 million (see page F-22 of Note 9 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus). See the unaudited condensed consolidated statements of change in shareholders’ equity on page F-4 and Notes 9,10, and 13 on pages F-21 through F-25, and pages F-28 through F-30 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus. As of the date of this prospectus, none of CDT Cayman or its subsidiaries has written cash management policies or procedures in place that dictate how funds are transferred. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations.

4. Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit such PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their respective registered capital. These reserves are not distributable as cash dividends.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from the profits of any of our PRC subsidiaries, if any. Furthermore, if any of our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% would be applicable to dividends paid by mainland China companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may decide that a tax rate that is more than the favorable withholding tax rate of 5% will be applicable to dividends received by our Hong Kong subsidiary from our mainland China subsidiaries in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our mainland China subsidiaries. A higher withholding tax rate will reduce the amount of dividends we may receive from our mainland China subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We, through our subsidiaries, are a waste treatment company that generates revenue through design, development, manufacture, sales, installation, operation, and maintenance of sewage treatment systems and by providing sewage treatment services. We, through our subsidiaries, primarily engage in two business lines: sewage treatment systems and sewage treatment services in both urban and rural areas. Sewage treatment systems are sometimes also referred to herein as rural sewage treatment, and sewage treatment services are sometimes also referred to herein as septic tank treatment. Our goal is to become one of the premier sewage treatment solution companies in China.

For sewage treatment systems, we sell and install our proprietary rural sewage treatment systems and provide on-going operation and maintenance services to our customers. For sewage treatment services, we provide on-site treatment services with our mobile and fixed septic tank treatment systems.

The core of our business is our proprietary systems and technology, together with our experience and expertise in waste treatment services, particularly in rural sewage treatment and septic tank treatment. As of June 30, 2025, we had 2 invention patents, 37 utility model patents and 3 trademarks. We are continually working to upgrade our quick separation technology and septic tank treatment systems through independent research and development and partnerships with third-party institutions to further develop our mobile septic tank treatment system.

We generate revenues primarily from establishment and setup of sewage treatment systems installation with government and non-government contracts and providing sewage treatment services for sewage systems. Our total revenues decreased by approximately $5.4 million, or 42.3%, to approximately $7.3 million for the six months ended June 30, 2025, from approximately $12.7 million for the same period in 2024. This decrease was primarily attributed to ongoing work related to one new project during the six months ended June 30, 2025, compared to one new projects in the same period of 2024, delay in certain projects in progress, and less projects completed in 2025. Our total revenues decrease by approximately $4.4 million, or 13.0%, to approximately $29.8 million for the year ended December 31, 2024 as compared to approximately $34.2 million for the year ended December 31, 2023. This decrease was primarily attributed to ongoing work related to three new project during the year ended December 31, 2024, compared to four new projects in the same period of 2023, delay in certain projects in progress, and less projects completed in 2024. The reduced project activities were driven by decreased demand for the Company’s services due to the economic downturn in the People’s Republic of China (the “PRC”).

As of June 30, 2025, we had three projects in backlog, which are referred to as the Xinjiang Project, Sichuan Anya Project, and Guankou phase VI Project. Xinjiang and Sichuan Anya Project were signed and commenced in August 2024, while Guankou phase VI Project was signed and commenced in February 2025. Per the agreements for the Projects, the total tentative contracted amount of the three projects is approximately RMB 140.0 million ($19.6 million), consisting of the tentatively fixed amount of RMB 66.0 million (approximately $9.20 million) for the Xinjiang Project, the tentatively fixed amount of RMB 44.0 million (approximately $6.1 million) for the Sichuan Anya Project, and the tentatively fixed amount of RMB 30.0 million (approximately $4.2 million) for the Guangkou phase VI Project per the terms of the agreements. Key terms of the agreements for the four projects include:

●	the project name and location;

●	duration, price and payment terms;

●	quality, safety and construction requirements; and

●	breach of contract terms.

We are also in the process of acquiring three projects for our sewage treatment systems, which are expected to be signed and commenced by the third quarter of 2026. There can be no guarantee that these remaining projects will be acquired, or that, even if they are acquired, that they will be completed in a timely manner or at all.

The Company is currently in discussions with potential industry partners to convert organic solid waste into new energy and renewable energy to promote commercialization of market-ready innovative energy solutions needed to achieve sustainable development goals and carbon neutrality, laying a foundation for the Company’s future growth. The Company is currently engaged in the planning stages of this new energy opportunity, and therefore a number of uncertainties exist relating to the successful launch of this new project and the ability of the Company to create a new revenue stream in the future.

Key Factors that Affect Operating Results

Our management has observed the trends and uncertainties of government efforts to control sewage waste discharge, which we believe may have a direct impact on our operations in the near future.

Our operating subsidiaries are incorporated, and our operations and assets are all located, in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic and regulatory conditions, which could be influenced by the following factors: (a) an economic downturn in China or any regional market in China; (b) economic policies and initiatives undertaken by the Chinese government; (c) changes in the Chinese or regional business or regulatory environment affecting our customers; and (d) changes in the Chinese government policy on sewage waste discharge. Unfavorable changes could affect demand for services that we provide and could materially and adversely affect the results of operations. Although we have generally benefited from China’s economic growth and the policies to encourage the improvement of reducing of sewage waste discharge, we are also affected by the complexity, uncertainties and changes in the Chinese economic conditions and regulations governing the sewage industry.

Impact of Foreign Currency Fluctuation

See “Risk Factors-Risks Related to Doing Business in China- Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.”

Results of Operations

Comparison of the six months ended June 30, 2025 and 2024

	For the Six Months Ended June 30,
				Percentage
	2025	2024	Change	Change
	(Unaudited)	(Unaudited)
Revenues	$7,319,223	$12,686,708	$(5,367,485)	(42.3)%
Cost of revenues	4,397,750	8,184,873	(3,787,123)	(46.3)%
Gross profit	2,921,473	4,501,835	(1,580,362)	(35.1)%
Selling expenses	102,096	25,725	76,371	296.9%
General and administrative expenses	1,191,360	1,361,481	(170,121)	(12.5)%
Research and development expenses	31,918	34,706	(2,788)	(8.0)%
Share-based compensation	2,145,000	454,250	1,690,750	372.2%
Provision for doubtful accounts	588,484	795,757	(207,273)	(26.0)%
(Loss) income from operations	(1,137,385)	1,829,916	(2,967,301)	(162.2)%
Other income (expense), net	43,542	(11,096)	54,638	(492.4)%
Income tax expense	214,668	401,401	(186,733)	(46.5)%
Net (loss) income	$(1,308,511)	$1,417,419	$(2,725,930)	(192.3)%

Revenues

Our revenues are derived from sewage treatment systems and related services in both urban and rural areas. Total revenues decreased by approximately $5.4 million, or 42.3%, to approximately $7.3 million for the six months ended June 30, 2025, compared to approximately $12.7 million for the same period in 2024. The decline was primarily attributable to reduced demand for the Company’s services amid the ongoing economic downturn in the PRC.

Our revenues from our revenue categories are summarized as follows:

	For the Six Months Ended	For the Six Months Ended
	June 30, 2025	June 30, 2024	Change	Change (%)
	(Unaudited)	(Unaudited)
Revenues
Sewage treatment systems	$6,762,644	$12,066,255	$(5,303,611)	(44.0)%
Sewage treatment services	556,579	620,453	(63,874)	(10.3)%
Total revenues	$7,319,223	$12,686,708	$(5,367,485)	(42.3)%

Sewage treatment systems revenues

Revenues from sewage treatment system installations decreased by approximately $5.3 million, or 44.0%, to approximately $6.8 million for the six months ended June 30, 2025, from approximately $12.1 million for the same period in 2024. The decrease was primarily attributed to delays in the progress of projects initiated between 2021 and 2024 mainly due to prolonged local government inspection and approval processes, which extended project timelines beyond original expectations. For the six months ended June 30, 2025, we initiated one new project with a total contract value of approximately $3.7 million, however did not completed any project two initiated in prior periods. Meanwhile, 7 projects remained in progress as of June 30, 2025. In contrast, during the same period in 2024, we initiated one new project with a total contract price of approximately $3.8 million and completed two projects originally launched in 2023. As of January 31, 2026, all outstanding projects as of June 30, 2025 has been completed, Despite ongoing economic uncertainty in the PRC, we expect revenues from sewage treatment system installations to remain stable in 2025 and beyond, as this business segment demonstrates resilience amid macroeconomic challenges.

Sewage treatment services revenues

Revenues from sewage treatment services decreased by approximately $64,000, or 10.3%, to approximately $557,000 for the six months ended June 30, 2025, from approximately $620,000 for the six months ended June 30, 2024. The decrease was primarily due to reduced demand for our services as a result of the ongoing economic downturn in the PRC.

Cost of Revenues

Total cost of revenues decreased by approximately $3.8 million, or 46.3% to approximately $4.4 million for the six months ended June 30, 2025 as compared to approximately $8.2 million for the six months ended June 30, 2024. The decrease in cost of revenues is a direct result of our decrease of revenues.

Our cost of revenues from our revenue categories are summarized as follows:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024	Change	Change (%)
	(Unaudited)	(Unaudited)
Cost of Revenues
Cost of sewage treatment systems	$4,088,886	$7,869,468	$(3,780,582)	(48.0)%
Cost of sewage treatment services	308,864	315,405	(6,541)	(2.1)%
Total cost of revenue	$4,397,750	$8,184,873	$(3,787,123)	(46.3)%

Our cost of revenues from sewage treatment systems was mainly comprised of labor and material. Our cost of revenues from sewage treatment system decreased by approximately $3.8 million, or 48.0%, to approximately $4.1 million for the six months ended June 30, 2025, from approximately $7.9 million for the six months ended June 30, 2024. The decrease in the cost of revenues from sewage treatment systems was primary attributable to decrease in revenue from sewage treatment systems.

Our cost of revenues from sewage treatment services decreased by approximately $7,000, or 2.1%, to approximately $309,000 for the six months ended June 30, 2025, from approximately $315,000 for the six months ended June 30, 2024. The decrease in the cost of revenues from sewage treatment services was in line for the decrease in revenue from sewage treatment services.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024	Change	Change (%)
	(Unaudited)	(Unaudited)
Sewage treatment systems
Gross profit margin	$2,673,758	$4,196,787	$(1,523,029)	(36.3)%
Gross profit percentage	39.5%	34.8%	4.8%

Sewage treatment services
Gross profit margin	$247,715	$305,048	$(57,333)	(18.8)%
Gross profit percentage	44.5%	49.2%	(4.7)%

Total
Gross profit margin	$2,921,473	$4,501,835	$(1,580,362)	(35.1)%
Gross profit percentage	39.9%	35.5%	4.4%

Our gross profit decreased by approximately $1.6 million, or 35.1%, to approximately $2.9 million for the six months ended June 30, 2025 from approximately $4.5 million for the six months ended June 30, 2024. The decrease in gross profit is primarily due to the decrease of sewage treatment systems services revenue as discussed above.

For the six months ended June 30, 2025 and 2024, our overall gross profit margin was 39.9% and 35.5%, respectively. The 4.4% increase was primarily attributable to (i) The approximately 4.8% increase in the gross profit margin of sewage treatment systems was primarily attributable to the Company’s engagement in a new project that generated approximately $3.1 million in revenue with a relatively higher gross profit margin of 40.3%, partially offset by a 4.7% decrease in the gross profit margin of sewage treatment services and other revenue, primarily due to higher labor and material costs

Operating Expenses

Total operating expenses increased by approximately $1.8 million or 83.0% to approximately $4.1 million for the six months ended June 30, 2025 from approximately $2.2 million for the six months ended June 30, 2024. The increase was mainly attributable to the following:

Approximately $76,000 increase in selling expenses which mainly attributed to an increase in advertising expenses.

Approximately $0.2 million decrease in general and administrative expenses which is primarily attributable to a decrease of approximately $0.1 million and approximately $82,000 in professional service costs associated with regulatory compliance, and office-related expenses, respectively, as part of our efforts to improve operational efficiency.

Approximately $1.7 million increases in share-based compensation was primarily due to the issuance of share-based compensation to one employee and two consultants as equity-based compensation related to 2025 Equity Incentive Plan (the “2025 Plan”).

The provision for credit losses decreased by approximately $0.2 million, as the Company recorded a provision for credit losses, net of recoveries, of approximately $0.6 million for the six months ended June 30, 2025, compared to approximately $0.8 million for the same period in 2024. The decrease was primarily attributable to changes in expected credit loss assumptions.

Other income (expense), net

For the six months ended June 30, 2025, we incurred approximately $44,000 in other income, net, compared to approximately $11,000 million for the six months ended June 30, 2024. Such a change was mainly attributable to approximately $34,000 gain from the disposal of a subsidiary during the six months ended June 30, 2025.

Income tax expense

Our provision for income taxes decreased by approximately $0.2 million to approximately $0.2 million for the six months ended June 30, 2025 from approximately $0.4 million the six months ended June 30, 2024. The decrease was primarily due to decrease in net income before income taxes, which resulted in decrease of current income tax expense of approximately $0.2 million.

Net (loss) income

We incurred a net loss of approximately $1.3 million for the six months ended June 30, 2025, compared to net income of approximately $1.4 million for the same period in 2024, representing a net change of approximately $2.7 million. This change was primarily attributable to the factors discussed above.

Comparison of the years ended December 31, 2024 and 2023

	For the Years Ended December 31,
				Percentage
	2024	2023	Change	Change
Revenues	$29,765,205	$34,209,919	$(4,444,714)	(13.0)%
Cost of revenues	18,518,728	22,825,033	(4,306,305)	(18.9)%
Gross profit	11,246,477	11,384,886	(138,409 .)	(1.2)%
Selling expenses	108,637	106,147	2,490	2.3%
General and administrative expenses	2,164,457	2,674,519	(510,062)	(19.1)%
Research and development expenses	61,786	80,948	(19,162)	(23.7)%
Share-based compensation	454,250	—	454,250	100.0%
Provision for (recovery from) credit loss and doubtful accounts	6,459,240	(88,221)	6,547,461	(7421.7)%
Income from operations	1,998,107	8,611,493	(6,613,386)	(76.8)%
Other (expense) income, net	(129,782)	(183,559)	53,777	(29.3)%
Income tax expense	462,043	1,403,880	(941,837)	(67.1)%
Net income	$1,406,282	$7,024,054	$(5,617,772)	(80.0)%

Revenues

Our revenues are derived from sewage treatment systems and related services in both urban and rural areas. Total revenues decreased by approximately $4.4 million, or 13.0%, to approximately $29.8 million for the year ended December 31, 2024, compared to approximately $34.2 million for the same period in 2023. The decline was primarily attributable to reduced demand for the Company’s services amid the ongoing economic downturn in the PRC.

Our revenues from our revenue categories are summarized as follows:

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023	Change	Change (%)
Revenues
Sewage treatment systems	$28,417,150	$32,267,593	$(3,850,443)	(11.9)%
Sewage treatment services	1,348,055	1,942,326	(594,271)	(30.6)%
Total revenues	$29,765,205	$34,209,919	$(4,444,714)	(13.0)%

Sewage treatment systems revenues

Revenues from sewage treatment system installations decreased by approximately $3.9 million, or 11.9%, to approximately $28.4 million for the year ended December 31, 2024, from approximately $32.3 million for the same period in 2023. The decrease was primarily attributed to delays in the progress of projects initiated between 2021 and 2023 mainly due to prolonged local government inspection and approval processes, which extended project timelines beyond original expectations, as well as fewer new projects undertaken during 2024 compared to the prior year. For the year ended December 31, 2024, we initiated three new projects with a total contract value of approximately $19.5 million and completed two projects initiated in 2023. Meanwhile, six projects remained in progress as of December 31, 2024. In contrast, during 2023, we initiated four new projects with a total contract price of approximately $35.4 million and completed six projects originally launched between 2020 and 2022. As of January 31, 2026, all projects that remained outstanding as of June 30, 2025 have been completed. Despite continued economic uncertainty in the PRC, we expect revenues from sewage treatment system installations to remain stable in 2026 and beyond, given this business segment's resilience amid macroeconomic challenges.

Sewage treatment services revenues

Revenues from sewage treatment services decreased by approximately $0.6 million, or 30.6%, to approximately $1.3 million for the year ended December 31, 2024, from approximately $1.9 million for the year ended December 31, 2023. The decrease was primarily due to reduced demand for our services as a result of the ongoing economic downturn in the PRC.

Cost of Revenues

Total cost of revenues decreased by approximately $4.3 million, or 18.9% to approximately $18.5 million for the year ended December 31, 2024 as compared to approximately $22.8 million for the year ended December 31, 2023. The decrease in cost of revenues is a direct result of our decrease of revenues.

Our cost of revenues from our revenue categories are summarized as follows:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	Change	Change (%)
Cost of Revenues
Cost of sewage treatment systems	$17,796,226	$21,630,216	$(3,850,990)	(17.7)%
Cost of sewage treatment services	739,502	1,194,817	(455,315)	(38.1)%
Total cost of revenue	$18,518,728	$22,825,033	$(4,306,305)	(18.9)%

Our cost of revenues from sewage treatment systems was mainly comprised of labor and material. Our cost of revenues from sewage treatment system decreased by approximately $3.9 million, or 17.8%, to approximately $17.8 million for the year ended December 31, 2024, from approximately $21.6 million for the year ended December 31, 2023. The decrease in the cost of revenues from sewage treatment systems was primary attributable to decrease in revenue from sewage treatment systems.

Our cost of revenues from sewage treatment services decreased by approximately $0.5 million, or 38.1%, to approximately $0.7 million for the year ended December 31, 2024, from approximately $1.2 million for the year ended December 31, 2023. The decrease in the cost of revenues from sewage treatment services was in line for the decrease in revenue from sewage treatment services.

Gross Profit

Our gross profit from our major revenue categories are summarized as follows:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	Change	Change (%)
Sewage treatment systems
Gross profit margin	$10,620,375	$10,637,377	$547	0.0%
Gross profit percentage	37.4%	33.0%	4.4%

Sewage treatment services
Gross profit margin	$608,553	$747,509	$(138,956)	(18.6)%
Gross profit percentage	45.1%	38.5%	6.7%

Total
Gross profit margin	$11,246,477	$11,384,886	$(138,409)	(1.2)%
Gross profit percentage	37.8%	33.3%	4.5%

Our gross profit decreased by approximately $0.1 million, or 1.2%, to approximately $11.2 million for the year ended December 31, 2024 from approximately $11.4 million for the year ended December 31, 2023. The decrease in gross profit is primarily due to the decrease of sewage treatment systems services revenue as discussed above.

For the years ended December 31, 2024 and 2023, our overall gross profit margin was 37.4% and 33.0%, respectively. The 4.4% increase was primarily attributable to improved operational efficiency, including more effective utilization of labor costs in both sewage treatment system installations and sewage treatment services.

Operating Expenses

Total operating expenses increased by approximately $6.5 million or 233.5% to approximately $9.2 million for the year ended December 31, 2024 from approximately $2.8 million for the year ended December 31, 2023. The increase was mainly attributable to the following:

Approximately $2,500 increase in selling expenses which mainly attributed to an increase in advertising expenses.

Approximately $0.5 million decrease in general and administrative expenses which is primarily attributable to a decrease of approximately $0.8 million in salary, travel, and other office-related expenses as part of our efforts to improve operational efficiency. This decrease was partially offset by an increase in professional fees of approximately $0.3 million, primarily related to higher professional service costs associated with regulatory compliance.

The approximately $0.5 million increase in share-based compensation was primarily due to the issuance of share-based compensation to two consulting firms we engaged to support our brand awareness.

We recorded a provision for credit losses, net of recoveries, of approximately $6.5 million for the year ended December 31, 2024, compared to a net recovery of approximately $88,000 for the same period in 2023. The increase was primarily due to higher provisions made in 2024 in response to increased credit risk and collectability concerns.

Other (expense) income, net

For the year ended December 31, 2024, we incurred approximately $0.1 million in other expenses, net, compared to approximately $0.2 million for the year ended December 31, 2023. Such a change was mainly attributable to approximately $0.1 million gain from the disposal of two of our subsidiaries during the year ended December 31, 2024.

Income tax expense

Our provision for income taxes decreased by approximately $0.9 million to approximately $0.5 million for the year ended December 31, 2024, from approximately $1.4 million for the year ended December 31, 2023. The decrease was primarily due to an increase of approximately $1.0 million in deferred tax benefits recognized in connection with additional credit loss provisions recorded by our PRC subsidiaries. This was partially offset by an increase of approximately $71,000 in current income tax expense, resulting from higher taxable income generated by our PRC subsidiaries.

Net income

Our net income was decreased by approximately $5.6 million, or 80.0%, to net income of approximately $1.4 million for the year ended December 31, 2024, from approximately $7.0 million net income for the same period in 2023. Such change was due to the reasons as discussed above.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. To date, we have financed our operations primarily through cash flows from operations, and short-term borrowing from banks and third parties.

As of June 30, 2025, our working capital was approximately $27.1 million, our cash was amounted to approximately $0.2 million, our current assets were approximately $83.7 million and our current liabilities were approximately $56.6 million. We had net loss of approximately $1.3 million and a net income of approximately $1.4 million for the six months ended June 30, 2025 and 2024, respectively. We believe our current working capital and cash position is sufficient to support our operations for the next twelve months from the issuance of the financial statements.

On April 22, 2024, we completed our initial public offering (“IPO”) of 1,500,000 ordinary shares at an initial public offering price of $4.00 per share, resulting in net proceeds of approximately $4.3 million after deducting underwriting discounts and commissions and other expenses, and including net proceeds in the amount of $600,000 that were placed in an escrow account for 24-months following the closing of our IPO.

We intend to use the net proceeds raised from our initial public offering to grow our business primarily by:

●	investing working capital for rural sewage treatments, including building our sewage treatment equipment;

●	implementing new systems and services and potential mergers and acquisitions, although no definitive merger or acquisition targets have been identified; and

●	investing in our research and development and sales and marketing capabilities.

As of June 30, 2025, approximately $88,000 and $68,000 were deposited with financial institutions located in the PRC and Hong Kong, respectively. Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us in the Cayman Islands and to our subsidiaries in the British Virgin Islands and Hong Kong. However, because we have no present plans to declare dividends, these restrictions will likely have no impact on us. Instead, we plan to use our retained earnings to continue to grow our business. These restrictions also have no impact on our ability to meet our cash obligations as all of our current cash obligations are in the PRC.

The following summarizes the key components of our cash flows for the six months ended June 30, 2025 and 2024, and for the years ended December 31, 2024 and 2023:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Net cash used in operating activities	$(789,812)	$(944,337)
Net cash used in investing activities	(12,185)	(653,208)
Net cash provided by financing activities	853,627	1,304,088
Effect of exchange rate change on cash	3,880	121,679
Net change in cash	$55,510	$(171,778)

	For the Years Ended December 31,
	2024	2023

Net cash used in operating activities	$(1,987,028)	$(3,132,666)
Net cash provided by investing activities	545,167	243,586
Net cash provided by financing activities	1,018,726	2,990,160
Effect of exchange rate change on cash	279,412	(32,842)
Net change in cash	$(143,723)	$68,238

We anticipate that current cash resources and opportunities will be insufficient for us to execute our business plan for twelve months after the date these financial statements are issued. It is possible that if future financing is not obtained, we will not be able to operate as a going concern. We believe that securing substantial additional sources of financing is possible, but there is no assurance of our ability to secure such financing. A failure to obtain additional financing could prevent us from making necessary expenditures for advancement and growth to partner with businesses and hire additional personnel. If we raise additional financing by selling equity, or convertible debt securities, the relative equity ownership of our existing investors could be diluted, or the new investors could obtain terms more favorable than previous investors. If we raise additional funds through debt financing, we could incur significant borrowing costs and be subject to adverse consequences in the event of a default. Any equity capital raised may result in substantial dilution in the number of outstanding shares of our Class A ordinary shares.

Operating activities

Net cash used in operating activities was approximately $0.8 million for the six months ended June 30, 2025 and was primarily attributable to (i) a net loss of approximately $1.3 million, (ii) approximately $6.5 million increase in accounts receivable which was due to the reason discussed below under the section “accounts receivable”, (iii) an approximately $0.1 increase in prepayments and other current assets, reflecting advance payments for contractor labor and materials related to ongoing sewage treatment system projects, (iv) approximately $0.2 million decrease in other payables and accrued liabilities due to timely payments made for accrued expenses related to our operations, and (v) approximately $0.2 million in non-cash items such as defer tax benefit, gain on disposal of equipment and gain on disposal of subsidiaries, offset by (i) approximately $2.9 million in non-cash items such as depreciation and amortization, provision for credit loss, net, and share-based compensation, (ii) an approximately $3.7 million increase in accounts payable, which was due to the reasons discussed below under the section “accounts payable”, (iii) an approximately $0.5 million decrease in contract assets, which was due to the reasons discussed below under the section “contract assets”, and (vi) approximately $0.4 million increase in taxes payable which was attributable to increase in income taxes payable.

Net cash used in operating activities was approximately $2.0 million for the six months ended June 30, 2024 and was primarily attributable to (i) approximately $13.6 million increase in accounts receivable which was due to the reason discussed below under the section “accounts receivable”, and (ii) approximately $0.3 million in non-cash items such as defer tax benefit, and gain on disposal of subsidiaries, offset by (i) a net income of approximately $1.4 million, (ii) approximately $1.5 million in non-cash items such as depreciation and amortization, loss on disposal of equipment, provision for credit loss, net, and share-based compensation, (iii) approximately $4.5 million increase in contract assets, which was due to the reasons discussed below under the section “contract assets” and “contract costs”, (iv) approximately $0.1 million decrease in other receivables due to settlement of certain temporary receivables, including employee advances and deposits, during the period, (v) approximately $3.6 million increase in accounts payable, which was due to the reasons discussed below under the section “accounts payable”, (vi) approximately $37,000 increase in other payables and accrued liabilities as we incurred more accrued expense related to our operation, and (vii) approximately $1.7 million increase in taxes payable which was attributable to increase in income taxes payable.

Net cash used in operating activities was approximately $2.0 million for the year ended December 31, 2024 and was primarily attributable to (i) approximately $1.4 million net increase in contract assets and contract costs, which was due to the reasons discussed below under the section “contract assets” and “contract costs”, (ii) approximately $23.1 million increase in accounts receivable which was due to the reason discussed below under the section “accounts receivable”, (iii) approximately $0.6 million increase in other receivables for additional service deposits with our third party service provider and advances to our employee for operational purposes, and (iv) approximately $1.1 million in non-cash items such as defer tax benefit, and gain on disposal of subsidiaries, offset by (i) a net income of approximately $1.4 million, (ii) approximately $7.3 million in non-cash items such as depreciation and amortization, loss on disposal of equipment, provision for (recovery from) credit loss, net, and share-based compensation, (iii) approximately $13.0 million increase in accounts payable, which was due to the reasons discussed below under the section “accounts payable”, (iv) approximately $50,000 decrease in prepayments and other current assets as we utilized prepayment made in prior period for contractor labor, material in current sewage treatment systems projects , (v) approximately $0.4 million increase in other payables and accrued liabilities as we incurred more accrued expense related to our operation, and (vi) approximately $2.1 million increase in taxes payable which was attributable to increase in income taxes payable.

Net cash used in operating activities was approximately $3.1 million for the year ended December 31, 2023 and was primarily attributable to (i) an approximately $12.7 million net increase in contract assets and contract costs, which was due to the reasons discussed below under the section “contract assets” and “contract costs”, (ii) approximately $9.2 million increase in accounts receivable which was due to the reason discussed below under the section “accounts receivable”, (iii) approximately $0.2 million increase in other receivables for additional service deposits with our third party service provider and advances to our employee for operational purposes, offset by (i) net income of approximately $7.0 million, (ii) approximately $0.6 million in non-cash items such as depreciation and amortization, loss on disposal of equipment, and deferred tax expense, (iii) approximately $9.2 million increase in accounts payable, which was due to the reasons discussed below under the section “accounts payable”, (iv) approximately $1.7 million decrease in prepayments and other current assets as we utilized prepayment made in prior period for contractor labor, material in current sewage treatment systems projects, and (v) approximately $0.6 million increase in taxes payable which was attributable to increase in income taxes payable due to increase of our current taxable income.

Accounts receivable

Our accounts receivable increased by approximately $6.5 million and $13.6 million for the six months ended June 30, 2025 and 2024. The increase was primarily due to a longer collection cycle for the the six months ended June 30, 2025, driven by delays in the government billing approval process as a result of the ongoing economic downturn in the PRC.

Our accounts receivable increased by approximately $23.1 million during the year ended December 31, 2024. The increase was primarily due to a longer collection cycle for the year ended December 31, 2024, driven by delays in the government billing approval process as a result of the ongoing economic downturn in the PRC.

Our accounts receivable increased by approximately $9 million for the year ended December 31, 2023. The increase was mainly due to the increase of revenue during the year ended December 31, 2023.

Our days sales outstanding are as follows:

Period	Days Sales Outstanding
Year Ended December 31, 2021	204
Year Ended December 31, 2022	220
Year Ended December 31, 2023	262
Year Ended December 31, 2024	455
Six Months Ended June 30, 2025	1,206

Our days sales outstanding (“DSO”) increased from 204 days at December 31, 2021, followed by an increase to 220 days at December 31, 2022, 262 days at December 31, 2023, 455 days at December 31, 2024, and further to 1,206 days at June 30, 2025.

Our current sewage treatment system projects are primarily funded by local governments, who are also the primary end users of our systems. The payment approval process from local governments is complex and typically time-consuming, requiring completion of multiple procedures and submission of inspection documents before payment is released. In addition, other contractors often work on non-sewage-related portions of the same projects, and full project inspections may be delayed until those sections are completed.

With the easing of the pandemic in the PRC during the second half of 2021 and proactive communication with local governments, DSO improved to 204 days by the end of 2021. However, DSO increased again to 220 days in 2022 and 262 days in 2023, as we experienced higher revenue levels and delays in payment approvals or project inspections. By December 31, 2024 and June 30, 2025, DSO further increased to 455 days and 1,206 days, respectively, primarily due to prolonged delays in the government payment approval process amid the ongoing economic downturn in the PRC.

We are required to make estimates of the expected credit losses relating to our accounts receivable. In establishing the allowance for doubtful accounts, we mainly used our historical collection experience, current economic environment, industry trend analysis, and the financial conditions of our customers to develop a combination of specified account and aging methods to provide the allowance for our expected credit losses. After reviewing the historical collection data from 2019 to 2025, we provide a provision of 15% for accounts receivable past due more than 270 days but less than one year, 25% for accounts receivable past due more than one year but less than two years, 100% for accounts receivable past due beyond two years, and we add or subtract additional amounts as deemed necessary using the specific account method as discussed below.

We provided 9.4%, 14.2 and 15.8% allowance for doubtful accounts of our total accounts receivable as of December 31, 2023, December 31, 2024 and June 30, 2025, respectively. We expect our DSO to be between 300 days to 365 days in future periods, mainly because the payment approval process from local governments is complex as it requires us to go through several procedures and typically takes a longer period of time as all of the proper inspection documents must be provided in order for funds to be released. The payment process normally takes less than one year while the local governments usually approve and settle the outstanding balances during the second half of each calendar year based on the municipal administration on budget and payment practices. Historically, it took us approximately 417 days to collect 99.3% of our 2018 progress billings of our sewage treatment systems revenue, approximately 442 days to collect 99.8% of our 2019 progress billings of our sewage treatment system revenues, approximately 612 days to collect 98.4% of our 2020 progress billing of our sewage treatment systems revenue, approximately 586 days to collect 72.8% of our 2021 progress billing, approximately 372 days to collect 75.6% of our 2022 progress billing, approximately 372 days to collect 52.4% of our 2023 progress billing, and approximately 283 days to collect 9.9% of our 2024 progress billing of our sewage treatment systems revenue from our sewage treatment system revenue which we believe proves that we are able to collect substantially all of our receivables. The liquidity of our operations highly depends on the timing of payments from our major customers, and should there be any delay of payment, our operations and liquidity may be impacted.

The aging method of providing our allowance policy is based upon a combination of our historical collection pattern of our sewage treatment service revenues and progress billings of our sewage treatment system revenues from prior periods and the probable uncollectable rate of our aged accounts receivable as of our latest balance sheet date. The default rate is determined by using the aged accounts receivable in the aging bracket between one and two years divided by the prior one year of sewage treatment services revenues and progress billings of our sewage treatment systems. Once we determine our probable default rate, we apply this ratio to the aging bracket to determine our allowance for doubtful accounts. Currently, we apply incremental ratios of 15%, 25%, and 100% of our accounts receivable with outstanding balance aged between 270 days and one year, one year and two years, and beyond two years, respectively. In addition, we also use the specific account method after applying the above aging method if we believe it is necessary in determining our allowance for doubtful accounts. The specific account method includes evaluation of historical collection experience from each individual customer as well as the credit worthiness of our customers. We determined that historical collection experience from each individual customer is a reasonable indicator in calculating our allowance for doubtful accounts. Furthermore, in evaluating the credit worthiness of our customers, we first consider whether they are state-owned companies, local governments or business property management companies. If our customers are state-owned companies or local governments, and they have been constantly communicating with us without ignoring our collection efforts and are able to provide their estimated payment date in writing, we would also exclude the amount in calculating the allowance since the end users of our products are from the local governments of which the payment process normally takes a longer process as it may potentially take approximately 441 days to collect from our past experience. In addition, historically, our collection experience for those customers with updated payment plans are usually paid timely as promised. If our customers are business property management companies, we will only consider their payment history and current credit-worthiness in calculating the allowance for doubtful accounts without consideration of their payment plan as they are not backed by a local government. We believe our current allowance policy is reasonable because we have never experienced any significant losses on collections from our past experience. Since our sewage treatment systems customers are mainly state-owned companies, which are backed by the local governments, we believe our current allowance policy is reasonable as of June 30, 2025.

As of June 30, 2025, our accounts receivable aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Accounts receivable	$61,237,961	$15,287,366	$2,599,037	$24,228,992	$1,251,762	$12,451,152	$5,419,652
Allowance for doubtful accounts	(8,720,204)	—	—	—	(187,764)	(3,112,788)	(5,419,652)
Specific account adjustments	(942,174)	—	—	—	—	(942,174)	—
Accounts receivable, net	$51,575,583	$15,287,366	$2,599,037	$24,228,992	$1,063,998	$8,396,190	$—

As of December 31, 2024, our accounts receivable aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Accounts receivable	$54,456,082	$28,275,522	$2,026,987	$9,698,204	$236,757	$9,794,560	$4,424,052
Allowance for doubtful accounts	(6,908,206)	—	—	—	(35,514)	(2,448,640)	(4,424,052)
Specific account adjustments	(2,359,644)	—	—	—	8,464	(2,451,480)	83,372
Accounts receivable, net	$45,188,232	$28,275,522	$2,026,987	$9,698,204	$209,707	$4,894,440	$83,372

As of December 31, 2023, our accounts receivable aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Accounts receivable	$32,085,912	$18,126,057	$3,953	$3,680,109	$568,851	$3,314,884	$6,392,058
Allowance for doubtful accounts	(7,306,107)	—	—	—	(85,328)	(828,721)	(6,392,058)
Specific account adjustments	4,296,744	—	—	—	—	21,178	4,275,566
Accounts receivable, net	$29,076,549	$18,126,057	$3,953	$3,680,109	$483,523	$2,507,341	$4,275,566

As of December 31, 2025, we have collected approximately $9.4 million, which represented 18.2%, of our June 30, 2025 accounts receivable or 15.3% excluding the allowance of doubtful accounts. We believe our current allowance for doubtful accounts is a reasonable estimate of our expected losses of our accounts receivable. Our management will continue to evaluate the reasonableness of our allowance policy and will update it as necessary.

As of December 31, 2025, we collected approximately 21.9% from our four major customers’ outstanding balances as of June 30, 2025. All four of our major customers are projects being funded by local governments and are awaiting inspection reports and payment approvals from the local government. However, based on our historical collection patterns, we believe the collectability of our accounts receivable are probable as we have had a collection rate of 99.3%, 99.8%, 98.4%, 72.8%, 75.6%, 52.4%, 9.9% in our 2018, 2019, 2020, 2021, 2022, 2023 and 2024’s progress billings of our sewage treatment systems revenues, respectively. The liquidity of our operations highly depends on the timing of payments from our major customers, and should any delay of payment from them occur, our operations and liquidity may be impacted.

Contract assets

Our contract assets decreased by approximately $0.5 million and $4.5 million for the six months ended June 30, 2025 and 2024, respectively. The decrease was primarily attributable to the achievement of billing milestones on projects completed and in progress, which resulted in the reclassification of contract assets to accounts receivable in accordance with the contract terms.

Our contract assets increased by approximately $1.4 million and $13.6 million for the year ended December 31, 2024, and 2023, respectively. The increase was mainly attributable to ongoing or completed projects during the current period for which we have not yet reached the billing milestones specified in the contract terms.

Contract assets balance as of June 30, 2025 were mainly attributable to the Zhongshan, Guankou, Wuyishan, Lianjiang, Jianyang, Xinjiang, and Sichuan Anya projects, which amounted to approximately $9.3 million, $15.4 million, $1.5 million, $4.6 million, $3.6 million, $3.0 million, and $2.2 million, respectively.

Contract assets balance were mainly attributable to the Zhongshan, Guankou, Wuyishan, Lianjiang, Jianyang, Xinjiang, and Sichuan Anya projects, which amounted to approximately $9.2 million, $13.9 million, $1.5 million, $4.5 million, $3.8 million, $3.7 million, and $2.9 million as of December 31, 2024, respectively.

Contract assets balance were mainly attributable to the Zhongshan, Guankou, Wuyishan, and Lianjiang projects, which amounted to approximately $10.9 million, $11.9 million, $2.0 million, and $1.8 million as of December 31, 2023, respectively.

Due to the delay of construction inspection which involved multi-government departments approval, the billing process pertained to aforementioned projects has fallen behind. As a result, the unbilled portion of these projects remained as contract assets.

As of June 30, 2025, our contract assets aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Contract assets	$39,651,610	$725,823	$	$5,224,415	$1,224,791	$32,476,581	$—

As of December 31, 2024, our contract assets aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Contract assets	$39,989,358	$8,594,751	$—	$2,139,831	$—	$29,254,776	$—

 As of December 31, 2023, our contract assets aging is as follows:

		1-90	91-180	181-270	271-360	361-720	Over 720
	Balance	days	days	days	days	days	days
Contract assets	$39,165,839	$20,503,410	$—	$3,065,821	$15,596,608	$—	$—

Contract costs

Our contract cost balance was nil as of June 30, 2025 and December 31, 2024.

Our contract cost balance was decrease to nil as of December 31, 2023 from approximately $0.9 million as of December 31, 2022. The decrease of contract costs for both periods was due to the utilization of the contract costs which were recognized in prior period from a project

Accounts payable

Our accounts payable increased by approximately $3.7 million, $3.6 million, $13.0 million, and $9.2 million for the six months ended June 30, 2025 and 2024, and for the years ended December 31, 2024, and 2023, respectively. The major reason for the significant increase in such balance is mainly due to we had purchased raw materials on account to support our growth of sewage treatment system projects.

Investing activities

 Net cash provided by investing activities was approximately $12,000 for the six months ended June 30, 2025. This was primarily attributable approximately $12,000 of loans to related parties.

Net cash provided by investing activities was approximately $0.7 million for the six months ended June 30, 2024. This was primarily attributable to approximately $0.6 million of IPO proceeds deposited into escrow, approximately $7,000 of loans to related, and approximately $43,000 of cash released from the disposal of subsidiaries.

Net cash provided by investing activities was approximately $0.5 million for the year ended December 31, 2024. This was primarily attributable to approximately $0.6 million of IPO proceeds deposited into escrow, partially offset by approximately $9,600 of loans to related parties, approximately $3,900 of equipment purchases, and approximately $41,000 of cash released from the disposal of subsidiaries.

Net cash provided by investing activities was approximately $0.2 million for the year ended December 31, 2023 was mainly attributable to approximately $57,000 repayments received from loan to third party, approximately $170,000 repayments received from loan to related parties.

Financing activities

Net cash provided by financing activities was approximately $0.9 million for the six months ended June 30, 2025. This consisted of approximately $2.2 million of aggregate proceeds from short-term loans, long-term bank loans, third-party loans, and short-term loans – related parties. These inflows were partially offset by approximately $1.4 million of total repayments related to short-term bank loans and long-term bank loans.

Net cash provided by financing activities was approximately $1.3 million for the six months ended June 30, 2024. This consisted of approximately $0.5 million of aggregate proceeds from third-party loans, and approximately $4.3 million of net IPO proceeds. These inflows were partially offset by approximately $3.5 million of total repayments related to short-term bank loans, long-term bank loans, related party payables, and related party loans.

Net cash provided by financing activities was approximately $1.0 million for the year ended December 31, 2024. This consisted of approximately $2.5 million of aggregate proceeds from short-term loans, long-term bank loans, and third-party loans, and approximately $4.3 million of net IPO proceeds. These inflows were partially offset by approximately $5.2 million of total repayments related to short-term bank loans, long-term bank loans, related party payables, and related party loans, as well as approximately $0.6 million of IPO proceeds deposited into escrow.

Net cash provided by financing activities was approximately $3.0 million for the year ended December 31, 2023 and was primarily attributable to approximately $2.4 million proceeds received from short-term and long-term bank loans, and approximately $1.2 million proceeds received from other payables-related parties, and short-term loans- related parties, offset by approximately $0.6 million of repayments of short-term and long-term bank loans, and repayments of short-term loan third parties, net.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with FASB ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. For the six months ended June 30, 2025 and 2024, we did not record any accruals for loss contingencies.

The following table summarizes our contractual obligations as of June 30, 2025:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 3 years		3 – 5 years
Short-term loans - banks	$1,321,665	$1,321,665	$		$—
Long-term loans - banks	279,384	—		279,384	—
Short-term loans - third parties	1,800,996	1,800,996			—
Short-term loans – related parties	3,183,506	3,183,506			—
Total	$6,585,551	$6,306,167		$279,384	$—

Capital Expenditures

We purchased equipment of approximately $300 and $4,000 for the six months ended June 30, 2025 and 2024, respectively, mainly for the use in our septic tank treatment operations and office equipment. Subsequent to June 30, 2025 and as of the date of this prospectus, we did not purchase any material equipment for operational use. We do not have any other material commitments for capital expenditures as of June 30, 2025.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

Critical Accounting Policies and Estimates

Financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of our significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. Our significant accounting policies are more fully described in Note 3 to the consolidated financial statements, but we believe that the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include, but are not limited to, allowance for credit losses, standalone selling price of each distinct performance obligation in revenue recognition.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates based on information that is currently available. Changes in circumstances, facts and experience may cause the Company to revise its estimates. Changes in estimates are recorded in the period in which they become known. Actual results could materially differ from these estimates.

Revenue Recognition

Sewage treatment systems

Sales relating to the installation of sewage treatment systems are generally recognized based on our efforts or inputs to the satisfaction of our performance obligations over time as work progresses because of the continuous transfer of control to the customer and we have the right to bill the customer as costs are incurred. The performance obligation includes the sewage treatment system and equipment that we sell as well as the continuous system installation to be performed. Typically, revenue is recognized over time using an input measure (i.e., costs incurred to date relative to total estimated costs at completion) to measure progress. We generally use the cost-to-cost measure of progress method because it best depicts the transfer of control to the customer which occurs as we incur costs on the contracts. Under the cost-to-cost measure of progress method, the extent of progress towards completion is measured based on the ratio of total costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred.

Sewage treatment services

Revenue from sewage treatment services contracts require us to render treatment services on a one-time basis or based upon a specified treatment period, which is generally one year or less. Our performance obligations are generally satisfied over time because customers receive and consume the benefits of such services and we have the right to bill the customer as services are performed. Revenue generated from sewage treatment service is recognized using an input measure method, (i.e., labor costs incurred to date relative to total estimated labor cost at completion) to measure progress. Under the labor cost measure of progress method, the extent of progress towards completion is measured based on the ratio of total labor cost incurred to date to the total estimated labor cost at completion of the performance obligation. Revenue, including estimated fees or profits, are recorded proportionally as labor costs are incurred. We consider labor time as the best available indicator of the pattern and timing in which contract obligations are fulfilled. We have a long history of sewage treatment services resulting in our ability to reasonably estimate the service hours expected to be incurred and the progress toward completion on each fixed-price contract based on the proportion of service hours incurred to date relative to total estimated service hours at completion. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, we have enforceable rights to payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs of sewage treatment services are expensed in the period in which they are incurred.

Allowance for credit loss

In establishing the required allowance for doubtful accounts, we consider historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial condition of the customers. Management reviews its receivables on a regular basis to determine if the allowance for doubtful accounts is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. Our allowance for credit loss against our account receivable were $9,662,378, $9,267,851, and $3,009,363 as of June 30, 2025, December 31, 2024 and 2023, respectively, representing 15.8%, 17.0%, and 9.4% of our gross accounts receivable, respectively. Our allowance for credit loss for other receivables were $631,405, $468,219, and 500,857 as of June 30, 2025, December 31, 2024 and 2023, respectively. The allowance for credit losses is based on a review of specifically identified customer accounts in addition to an overall aging analysis which is applied to accounts pooled on the basis of similar risk characteristics. Judgments are made with respect to the collectability of accounts receivable within each pool based on historical experience, current payment practices and current economic trends based on our expectations over the expected life of the receivable, which is generally ninety days or less. Although actual losses have not differed materially from our previous estimates, future losses could differ from our current estimates.

Contract assets and contract liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on our consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets having billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Deferred Income taxes

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Recent Accounting Pronouncements

See Note 3 of the notes to the unaudited condensed consolidated financial statements included elsewhere in this prospectus for a discussion of recently issued accounting standards.

BUSINESS

Overview

We, through our subsidiaries, are a waste treatment company that generates revenue through design, development, manufacture, sales, installation, operation and maintenance of sewage treatment systems and by providing sewage treatment services. We, through our subsidiaries, primarily engage in two business lines: sewage treatment systems and sewage treatment services in both urban and rural areas in the PRC. Sewage treatment systems are sometimes also referred to herein as rural sewage treatment, and sewage treatment services are sometimes also referred to herein as septic tank treatment.

For sewage treatment systems, we sell complete sewage treatment systems, construct rural sewage treatment plants, install the systems, and provide on-going operation and maintenance services for such systems and plants in China for municipalities and enterprise clients. We provide decentralized rural sewage treatment services with our integrated and proprietary system using our advanced quick separation technology. Our quick separation technology uses a biochemical process for economically and sufficiently treating rural sewage. In addition, our integrated equipment generally has a lifespan of over 10 years without replacement of the core components. Due to our quick separation technology and our technological expertise and experience, our integrated rural sewage treatment system produces a high quality of outflowing water, with high degrees of automation, efficient construction and start up, and low operational costs. In addition, our equipment is typically able to process abrupt increases of sewage inflows and high contamination. Our integrated equipment consists of a compact structure and is buried underground in order to minimize changes to the surrounding environment.

We believe that we will maintain our position as a leader in the rural sewage treatment industry with our proprietary technology and successful track record. We have completed more than 60 rural sewage treatment plants in Fujian, Jiangxi, and Liaoning provinces in China, with a total treatment capacity of more than 3,400 tons of sewage per day, and have established long-term relationships with our customers through our operation and maintenance services.

 In 2025, the Company formally initiated a strategic transformation by entering the green hydrogen sector. Building upon its prior research and development efforts and through a deep technical collaboration with the Guangzhou Institute of Energy Conversion, Chinese Academy of Sciences (“GIEC”), the Company has developed a high-temperature gasification process that converts urban and rural organic solid waste—such as crop straw, livestock manure, and municipal sludge—into syngas (primarily composed of hydrogen and carbon monoxide) under oxygen-deficient conditions at temperatures of 700–900°C. The syngas can be further purified via pressure swing adsorption (“PSA”) to produce green hydrogen that meets industrial or fuel cell application standards. Alternatively, the syngas may be directly combusted to provide thermal energy or used in co-generation for electricity, thereby enabling a diversified business model that integrates waste-to-hydrogen, clean energy supply, and environmental services.

The Company’s legacy septic tank treatment service—historically a secondary line of business—remains compliant with applicable regulations and supported by existing technical capabilities. However, in light of limited market potential and the Company’s strategic prioritization of growth opportunities in green hydrogen and rural wastewater treatment, this segment has been placed into active wind-down. It currently contributes a negligible portion of total revenue and is expected to be phased out in due course, subject to operational and market considerations.

With respect to manufacturing and quality control, the Company continues to outsource the production of core components for its modular rural wastewater treatment systems and mobile treatment units to long-standing, qualified suppliers. These suppliers operate under the Company’s proprietary designs, technical specifications, and oversight. All core intellectual property, including patented technologies and process know-how, remains exclusively owned and controlled by the Company. A rigorous quality management system is maintained, and suppliers undergo annual performance reviews to ensure consistent adherence to standards related to product quality, delivery timelines, and after-sales support.

The Company’s sales and operational footprint spans multiple provinces in China, supported by 13 wholly owned subsidiaries and 1 branch office. In the rural wastewater treatment segment, the Company primarily secures projects through partnerships with provincial and municipal state-owned construction enterprises, which are typically engaged by local governments to implement rural environmental infrastructure. The Company then provides integrated solutions, including system supply, installation, and long-term operation and maintenance services.

For its new organic waste-to-hydrogen business, the Company is actively engaging with local governments, industrial parks, and large-scale agricultural or environmental enterprises to develop regional resource recovery and clean energy projects under an “EPC + long-term operation” model.

In terms of core competencies and technology portfolio, the Company continues to strengthen its in-house R&D capabilities. As of June 30, 2025, it held 2 invention patents, 37 utility model patents, and 3 registered trademarks. R&D efforts are now strategically focused on optimizing its proprietary rapid-separation wastewater technology while advancing its high-temperature gasification process for hydrogen production. The Company aims to establish a dual-engine growth platform centered on environmental remediation and clean energy.

Notably, a subsidiary of the Company participated in the development of the technical specification “Technical Requirements for Waste-to-Hydrogen via High-Temperature Pyrolysis Gasification,” a group standard led by GIEC and officially published by the China Inspection and Testing Society in January 2025. The Company is currently advancing the evaluation and regulatory filing process for its first pilot demonstration projects.

Industry Background

According to a report published by Qianzhan Industry Research Institute in October 2020, the total revenue of China’s decentralized rural wastewater treatment services and equipment market was approximately RMB 92.5 billion in 2019. The compound annual growth rate (CAGR) of this segment from 2015 to 2019 was approximately 40.3%.

Data from China’s Ministry of Housing and Urban-Rural Development indicate that, as of 2016, the treatment rate for rural domestic wastewater in administrative villages nationwide was approximately 22%. By 2021, this rate had increased to 28%, according to a press briefing held by the Ministry of Ecology and Environment on April 22, 2022. The relatively modest pace of improvement suggests that rural wastewater treatment infrastructure remains in an early stage of development.

On the policy front, in December 2016, the Ministry of Housing and Urban-Rural Development and the Ministry of Finance jointly announced a long-term objective to achieve wastewater collection and treatment infrastructure coverage in 90% of designated villages nationwide within 30 years, accompanied by the establishment of sustainable operation and maintenance mechanisms. In April 2019, the Ministry of Housing and Urban-Rural Development, the Ministry of Ecology and Environment, and the National Development and Reform Commission jointly issued the Three-Year Action Plan for Improving the Quality and Efficiency of Urban Sewage Treatment (2019–2021), which called on local governments to increase fiscal support and mobilize funding from multiple channels to finance the construction and operation of wastewater treatment facilities.

In December 2021, the Ministry of Ecology and Environment and four other central government departments jointly released the Action Plan for the Campaign to Control Agricultural and Rural Pollution (2021–2025). This plan set specific targets: a national rural domestic wastewater treatment rate of 40% by 2025, with further goals of 60% by 2027 and 85% by 2035. The plan calls for annual task allocation and phased implementation. It also emphasizes a shift toward decentralized, resource-recovery-oriented, and intelligent treatment models, and encourages integrated management of rural domestic wastewater together with effluents from livestock breeding, rural tourism (e.g., homestays and scenic areas), and agricultural product processing.

According to a forecast published by The Economist Intelligence Unit (EIU) in January 2018, the size of China’s rural wastewater treatment market is expected to reach approximately RMB 200 billion by 2030. It should be noted that this forecast was based on the policy environment and implementation progress as of 2018, and actual market size may vary depending on factors such as the level of fiscal investment, selection of technical approaches, and local government implementation capacity.

China generates over 11 billion metric tons of solid waste annually, according to publicly available government and industry statistics. On December 19, 2025, the State Council’s Executive Meeting approved a dedicated initiative on comprehensive solid waste management, designating the “Zero-Waste City” program as a key policy instrument to advance waste reduction, resource recovery, and safe disposal across industrial, agricultural, and municipal sectors.

Under the relevant national planning framework, the “Zero-Waste City” initiative aims to cover 60% of prefecture-level and above cities by 2027 and achieve nationwide coverage by 2035. During the 15th Five-Year Plan period (2026–2030), approximately 200 additional cities are expected to be included in the program.

In terms of technology pathways, the government encourages the adoption of advanced and applicable technologies to enhance resource recovery from waste. Thermochemical conversion technologies, such as gasification, have been included in the recommended technology catalogues for solid waste resource utilization in certain regions and are considered suitable for specific types of organic solid waste. The Company has accumulated multi-year experience in applying such technologies, and its gasification-based solutions have been implemented in several projects on a commercial scale.

Core Competitive Strengths

The Company believes the following factors form the foundation of its current operations and its ongoing strategic exploration:

1.	Established Capabilities in Rural and Urban Wastewater Treatment Solutions

The Company has developed an integrated rural wastewater treatment system that utilizes rapid separation technology, offering a cost-effective and efficient solution for small-scale, decentralized applications. It also provides both mobile and fixed on-site septic tank cleaning systems, which effectively control odor and noise during operations. Its equipment can be customized to meet specific customer requirements and produces effluent that complies with applicable national discharge standards.

2.	Regional Operational and Service Network

The Company has established a presence in eight provinces in China, operating through ten subsidiaries (including several majority-owned joint ventures with local strategic partners) and one branch office. It has completed multiple rural wastewater and septic tank treatment projects in provinces such as Fujian, Jiangxi, Liaoning, and Zhejiang. This network enables the Company to respond efficiently to client needs while reducing logistics and travel costs.

3.	Management and Technical Team with Environmental Engineering Experience

The Company is led by Mr. Yunwu Li, whose management team has extensive experience in cost control, market responsiveness, and project execution. All employees undergo professional training and possess practical operational capabilities in environmental engineering.

4.	End-to-End Service Offering and Established Client Relationships

The Company provides integrated services covering solution design, equipment installation, technical consultation, and post-commissioning operations and maintenance. Through long-standing collaborations with local governments, state-owned enterprises, and property management companies, it has built stable client relationships and a recognized reputation in its core markets.

5.	Preliminary Foundation for Organic Waste Resource Recovery and Clean Energy Initiatives

Since 2025, the Company has begun exploring the conversion of municipal organic waste—including food waste, agricultural residues, and sewage sludge—into syngas via high-temperature gasification technology, with potential downstream applications in heat or hydrogen production. The process is based on oxygen-deficient pyrolysis at temperatures of 700–900°C. The resulting syngas can be purified through pressure swing adsorption (PSA) to produce high-purity hydrogen.

In October 2024, a wholly owned subsidiary of the Company participated in the drafting of the technical standard “Technical Requirements for Waste-to-Hydrogen Based on High-Temperature Pyrolysis Gasification” (T/CCS 001-2025), led by the Guangzhou Institute of Energy Conversion, Chinese Academy of Sciences (“GIEC”). The standard was officially issued and implemented by the China Inspection and Testing Society on January 20, 2025.

In May 2025, the Company appointed a Ph.D.-level scientist from GIEC as Chief Scientist for its new energy initiatives. The collaboration remains in the stage of technical validation and process optimization.

6.	Potential Synergies Between Existing and New Business Lines
Sewage sludge generated from the Company’s existing wastewater treatment operations could, in principle, serve as a feedstock source for future gasification projects. Additionally, certain existing clients—including local governments and industrial parks—may develop future demand for organic waste treatment or clean thermal energy/hydrogen, presenting potential cross-selling opportunities. However, such synergies have not yet been validated in operational projects.

7.	Initial Project Filings and Entity Establishment

As of December 2025, the Company has initiated preliminary work on two clean energy-related projects:

o	It has established a project company in Shaowu City, Nanping, Fujian Province, for a biomass-to-steam project, which is currently undergoing filing and regulatory approval processes;

o	It is conducting feasibility studies and preparing regulatory submissions for an integrated organic waste gasification, hydrogen production, and refueling station project in Jiangyin Town, Fuzhou, Fujian Province.
Neither project has commenced construction, and the Company has not entered into binding agreements for feedstock supply or offtake of energy products.

Business Strategy

Since its inception, the Company has primarily engaged in integrated rural domestic wastewater treatment and urban septic tank cleaning services. In 2025, the Company began exploring a strategic evolution, aiming to maintain its core environmental engineering business while assessing the commercial viability of organic waste resource recovery and clean energy solutions.

1.	Maintain and Optimize Core Environmental Engineering Business

The Company intends to leverage its existing technology, regional network, and client base to reinforce its service capabilities in rural wastewater and septic tank treatment, ensuring the stable operation of its current core business.

2.	Proceed Cautiously with Clean Energy Business Exploration

The Company plans to evaluate the commercial feasibility of converting organic solid waste into syngas via high-temperature gasification, with potential applications in heat or hydrogen production. The selection of final technology pathways will depend on feedstock availability, local energy demand, and project economics.

3.	Enhance Technical Capabilities Through Collaboration

The Company will work with GIEC to advance pilot-scale validation and engineering adaptation of key technologies. This collaboration is structured through project-based service contracts and does not constitute an exclusive or long-term binding arrangement.

4.	Explore the Potential for a Diversified Revenue Model

If implemented, the new business would follow an “EPC + long-term operations” model, with potential revenue streams including EPC engineering income, waste processing fees, sales of hydrogen/steam/electricity, and possible carbon credit revenues. However, this model has not yet generated any income for the Company, and its economic sustainability remains subject to significant uncertainties.

5.	Validate the Business Model Through Demonstration Projects

The Company intends to use the Shaowu and Fuzhou projects to test the alignment of technology, policy support, market demand, and financing conditions. Final project implementation will depend on regulatory approvals, funding availability, feedstock security, and customer commitments, among other factors.

Our Services and Products

We currently offer two primary lines of business in both urban and rural areas: sewage treatment systems and sewage treatment services. For sewage treatment systems, we sell and install our proprietary rural sewage treatment systems and provide on-going operation and maintenance services to our customers. For sewage treatment services, we provide on-site treatment services with our mobile and fixed septic tank treatment systems. Sewage treatment systems are sometimes also referred to herein as rural sewage treatment, and sewage treatment services are sometimes also referred to herein as septic tank treatment.

Rural Sewage Treatment

Our rural sewage treatment systems feature decentralized treatment with a capacity of treating 5 to 500 tons of sewage per day, which we believe is suitable for villages and towns in China. We offer turn-key solutions to our customers, including construction of sewage treatment plants, installation of our proprietary equipment, and operation and maintenance of such plants with our technical expertise and proprietary technology. We actively pursue long-term service contracts for operation and maintenance.

Our rural sewage treatment systems utilize quick separation technology, a newly emerged biochemical process for sewage treatment in the last 5 to 10 years. The primary filtration and treatment process occurs inside quick separation balls, which are numerous porous ceramic balls hosting microorganisms collected in a spherical plastic frame. Quick separation technology requires no additional pressure. As the blowing apparatus forces sewage though the quick separation balls, the flow rate on the surface of the porous ceramic balls is lowered and the suspended solids in the fluid accumulate inside the balls. An aerobic process that decomposes organic matter occurs near the surface of ceramic balls and an anaerobic process that decreases phosphorus and nitrogen occurs near the core. Our quick separation technology innovatively creates a varied, aerobic and anaerobic environment in one tank while traditional biochemical methodologies, such as A/O methodology, maintain only one environment in one tank.

We believe our quick separation technology is effective in treating sewage at small scales. Other methodologies include MBR, A2/O and A/O. MBR is able to convert sewage into high-quality clean water, but typically requires high capital investment and therefore is usually found in large, centralized treatment plants. A2/O and A/O are economically feasible for decentralized sewage treatment, but produce unstable treated water which sometimes fails to meet the national standards for sewage discharge. Our quick separation technology has the following advantages, which we believe outweigh the disadvantages, such as the need to use additional chemicals to reduce sulfur in wastewater and the low level, at times, of the biochemical oxygen demand level in the quick separation tank, which can make it difficult to sustain the microorganisms in the quick separation balls without additional carbon sources:

● high quality of outflowing water (Grade IA) - combines aerobic and anaerobic process inside quick separation balls and thus is more efficient in decomposition of organic matter and nitrogen;

● efficient construction and startup - microorganisms are fixed inside the quick separation balls with no additional time for cultivation and domestication of microorganisms;

● compact structure;

● high degree of automation;

● low operating cost;

● lifespan of more than 10 year without replacement of key components;

● customized design for each plant

● prevent abrupt increase of sewage inflows and contamination;

● reduced odor; and

● reduced waste by-products.

Throughout our years of experience in rural sewage treatment, we have improved our quick separation technology and processes to have the following unique advantages:

● automated and precise control of the sewage inflow and timing in the quick separation tank with flowmeter and back-flow devices in the regulating tank;

● reduced energy consumption;

● anti-corrosion coatings;

● grease separation tank inside regulating tank, which we believe increases efficiency of the quick separation process in subsequent stages; and

● modified quick separation balls with proprietary substances that benefit the microorganisms necessary for the aerobic and anaerobic processes.

The process flow of our integrated rural sewage treatment system is as follows:

We have completed more than 60 plants in the Fujian, Jiangxi, and Liaoning provinces in China and have established long-term relationships with our customers through our operation and maintenance services.

Septic Tank Treatment

We offer septic tank treatment services with two types of septic tank treatment systems, each of which treats septic waste on site: (1) a mobile system for households in urban and rural areas, and (2) a fixed system for public toilets in urban areas.

Our mobile system is composed of an integrated waste treatment system assembled on a vehicle to allow for transport to septic tanks in all areas. The system is modular in design for flexibility and is composed of a pump, a compactor, a multi-dish screw dehydrator which mechanically dewaters sludge in the system, and a small pipeline dredger. Our mobile system is able to manage septic tank waste treatment through the processes of waste extraction, separation of solid waste from liquid sewage, dehydration of solid waste, residue filtration, and bale pressing. This treatment process reduces the odor and noise of traditional treatments, and reduces spillage during transportation. Our mobile system is highly automated and requires only two or three workers per system during operation. One mobile system is typically able to treat one 400-cubic-meter septic tank per day.

Our fixed system is an integrated and stand-alone waste treatment system designed for public toilets in cities. It adopts our quick separation technology and has a compact structure, only requiring twelve square meters for a system capable of treating twenty tons of sewage per day. Due to our advanced quick separation technology, our fixed system is able to decompose solid waste and treat sewage to meet the Sewage Quality Standards for Discharge to Municipal Sewers (GB/T 31962-2015).

We primarily procure outsourcing contracts from local governments and residential and business property management companies. We have established ten subsidiaries in eight provinces in China with local partners to expand our geographic market coverage. We have built a stable customer base that typically renews our septic tank service contracts annually or biennially.

Our Customers

Our current customers are primarily local governments, state-owned companies and residential and business property management companies in China. We determine a particular customer’s credit limits based on its size, creditworthiness and financial strength to limit the likelihood of nonpayment. Our largest customer in the six months ended June 30, 2025 accounted for 41.8%  of our total revenues in such period. Our largest customer in the year ended December 31, 2024 accounts for 22.1% of our total revenues in such period. Our largest customer in the year ended December 31, 2023 accounted for 23.4% of our total revenues in such period.

Sales and Marketing

We have established sales and marketing networks in many cities across eight provinces in China, with twelve majority-owned subsidiaries and two branch offices, and we are in the process of penetrating the market in Fujian and Zhejiang provinces and expanding our sales and marketing efforts in northern China. Our sales and marketing operations are currently primarily initiated by, and the responsibility of, our general managers at our headquarters and our subsidiaries, together with our business development department, assisted by our engineering department.

For rural sewage treatment, our customers are city or provincial level state-owned construction companies that provide turn-key solutions of rural sewage infrastructure construction including drainage, pipeline and sewage treatment for local governments. When obtaining a new customer, we first identify the demand of local governments in rural sewage treatment. Then, we approach such state-owned companies that are capable of and experienced in undertaking sewage treatment related projects. We assist the state-owned companies in their bidding process with local governments, especially on the technology and process of rural sewage treatment. Lastly, the state-owned companies will use our rural sewage equipment and services after winning the bid. We have mutually beneficial partnerships with state-owned companies as we provide the technological support in rural sewage treatment and the state-owned companies have good relationships with local governments, well-known brands, and sufficient working capital. For the projects we assisted with, the state-owned companies have shown a very high success rate in the bidding process. State-owned companies in China often enter Engineering Procurement Construction, or EPC, contracts with the Chinese government, and often also undertake Public-Private-Partnership, or PPP, or Build-Operate-Transfer, or BOT, projects. EPC contracts indicate that a contractor is responsible for the engineering, procurement and construction of a particular facility or work awarded to it. BOT projects are funded solely by the contractor, and the contractor is responsible for construction and operation for a certain period of time. PPP projects are co-funded by the companies and the Chinese government, and the companies share the costs and risks of the project together with the Chinese government. In order to accomplish large EPC, PPP, or BOT projects, state-owned companies will procure rural sewage treatment equipment and services from us. We are responsible for building and operating decentralized rural sewage treatment plants. We charge construction and service fees for construction or renovation of sewage treatment plants and the provision of rural sewage treatment services.

For septic tank treatment systems, we have expanded into various geographic markets through our establishment of subsidiaries with strategic partners who have outstanding local networks and resources. We have established ten subsidiaries in eight provinces in China. Through those subsidiaries, we procure septic tank treatment contracts from local governments and residential and business property management companies.

Our sales and marketing efforts focus on active and on-going communication with relevant government agencies, state-owned strategic partners and residential and business property management companies. We also actively seek partnerships with state-owned companies at the central government level and therefore become more exposed to a boarder geographic market coverage. We also frequently attend the industry seminars held by the government. We intend to increase our sales and marketing efforts via advertisement in magazines in the waste treatment industry and attending relevant exhibitions.

Manufacturing

Rural Sewage Treatment

We outsource manufacturing of our integrated rural sewage treatment system primarily to three suppliers in the Jiangsu and Fujian provinces. We have established stable and long-term relationships with our suppliers and they generally deliver our orders on a timely basis. The average time required for an integrated equipment system, for treating less than 100 tons of sewage per day, from execution of the contract to delivery is typically between 45 and

60 days. Our suppliers have the ability to manufacture any of our integrated rural sewage treatment systems. All integrated equipment must pass strict quality control procedures at three stages: (1) during our selection of the supplier, (2) during the testing stages before purchase and implementation and (3) during an annual supplier appraisal conducted by us. During the selection process of our suppliers, we conduct due diligence to ensure that the suppliers meet our standards, including that they have obtained necessary permits, that they meet national standards of quality control, that they have the necessary equipment and capacity to meet our needs and that they agree on our criteria for testing. We also typically perform several test runs before we accept products from our suppliers. In addition, we appraise our suppliers annually to ensure that they continue to meet our expectations regarding quality, timing of delivery, and post-sale services.

Septic Tank Treatment

We assemble the components of our mobile septic tank treatment system and install such equipment on our vehicles at our factory in Nanping, China, which we operate under a lease that expires in July 2025. We contract with third-party suppliers to produce the components, which include a pump, a crusher, a multi-dish screw dehydrator, and a small pipeline dredger. We maintain our proprietary technology and provide the design and technological support for the suppliers. We further divide the key components into five or six parts and contract with different suppliers for each component to protect our proprietary technology.

We purchase some of the components and assemblies that we include in our products from a limited number of suppliers. We believe that we could obtain and qualify alternative sources to supply these components. Nevertheless, any prolonged inability to obtain these components could have an adverse effect on our operating results and could unfavorably impact our customer relationships.

Research and Development

We are committed to researching and developing our sewage treatment technologies and septic tank treatment systems in order to meet the demands of our customers in the waste treatment market. We collect feedback from our completed projects and modify our integrated equipment and technologies based on previous experiences. We believe scientific and technological innovations will aid us to achieve our long-term strategic objective of becoming one of the premier waste treatment solution companies in China. For this reason, we devote significant financial and personnel resources to research and development. Our current research and development efforts are primarily focused on improving the efficiency of the microorganisms in our rural sewage treatment system and exploring the combination of membrane and quick separation technology to maximize the proficiency of water treatment. Our research and development team is comprised of highly skilled engineers and scientists with extensive experience in sewage and septic technologies, chemistry, and design. To supplement our internal expertise, we have also collaborated with third-party institutions to whom we provided funds for research and development purposes. For the new septic tank treatment services for septic tank sewage collection stations, we continually conduct research to create an efficient and compact system. We are also exploring the combination of different sewage treatment methods to maximize the quality of water outflow.

Our research and development expense was $31,918 for the six months ended June 30, 2025, $61,786 during the year ended December 31, 2024, and $80,948 during the year ended December 31, 2023. We intend to continue to invest in research and development to support and enhance our existing products and services and to develop future product and service offerings to enhance our position in the market.

Intellectual Property

Our success and future revenue growth may depend, in part, on our ability to protect our intellectual property as products that are material to our operating results incorporate patented technology.

We have pursued protections for our intellectual property rights since our founding in 2012 and we focus our intellectual property efforts in China. Our patent strategy is designed to provide a balance between the need for coverage in our strategic market and the need to maintain reasonable costs.

We believe our patents and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. As of June 30, 2025, we had 2 invention patents, 37 utility model patents and 3 trademarks.

We cannot assure you that any patents will be issued from any of our pending applications. In addition, any rights granted under any of our existing or future patents may not provide meaningful protection or any commercial advantage to us. With respect to our other proprietary rights, it may be possible for third parties to copy or otherwise obtain and use our proprietary technology without authorization or to develop similar technology independently. We may in the future initiate claims or litigation against third parties to determine the validity and scope of proprietary rights of others. In addition, we may in the future initiate litigation to enforce our intellectual property rights or to protect our trade secrets. Additional information about the risks relating to our intellectual property is provided under “Risks Related to Intellectual Property.”

Competition

We face competition from several regional competitors in the rural sewage treatment industry and the septic tank treatment industry. We may also face competition from new and emerging companies.

Rural sewage treatment and septic tank treatment are emerging industries in China. We believe our primary competitors are regional companies that undertake construction of rural sewage treatment plants and provide operation and maintenance services, along with regional companies in the septic tank treatment industry. Due to the difficulty of centralized treatment of rural sewage in China, large companies do not typically enter the rural sewage treatment market. The regional companies that we compete with are typically small in scale and rely on their relationships with large and state-owned companies which outsource the rural sewage treatment. Such companies typically use A2/O or A/O methodology to treat rural sewage which is not as efficient as our quick separation technology.

We believe there are barriers to entry in our markets that limit the number of qualified competitors. These barriers result from stringent performance standards, product qualification protocols and requirements for consistent levels of service and support. We believe that our broad array of products and product designs coupled with our engineering expertise and experienced service providers enable us to provide customers with differentiated product performance, value and customer support.

The principal competitive factors in our markets include:

● ability to provide projects with advanced technology and equipment;

● construction quality and standards;

● ability to find projects;

● reputation in the market;

● unified management; and

● ability to address unique client needs.

We believe we compete favorably with respect to the factors mentioned above.

Seasonality

Our business is affected by seasonality. Construction of our treatment systems is typically slow during winter seasons due to inclement weather and around Chinese holidays due to government and other and closures.

Employees and Human Capital

As of June 30, 2025, we had 76 employees, of whom 73 were full-time employees, 3 were part-time employees and all were located in China. Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

Legal Proceedings

We are not currently a party to any legal proceedings that in the opinion of our management would have a material adverse effect on our business. However, from time to time we may be involved in legal proceedings or may be subject to claims arising in the ordinary course of our business. Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows.

REGULATION

The following sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations and National Policies Relating to the Water Treatment Equipment Manufacturing Industry

Pursuant to the 13th Five Year Plan for National Economic and Social Development of the PRC (2016-2020), or the 13th Five Year Plan, which became effective on March 16, 2016, Section 4, “Strengthening Environmental Infrastructure Construction”, under Chapter 44, “Strengthening Comprehensive Environmental Governance”, stipulates that China needs to accelerate the construction and transformation of urban sewage treatment facilities and pipe networks, promote the harmless treatment of sludge and the utilization of resources, and achieve full coverage and stable compliance operations of urban sewage and garbage treatment facilities. Further, Section 2, “Speed up the construction of beautiful and livable villages”, under Chapter 36, “Promoting Coordinated Urban-Rural Development”, provides that China needs to comprehensively improve rural production and living conditions and accelerate the transformation of rural environment sanitation facilities.

Pursuant to the 14th Five Year Plan for National Economic and Social Development of the PRC (2021-2025), or the 14th Five Year Plan, which became effective on March 12, 2021, Section 3, “Improving the Living Environment in Rural Areas”, under Chapter 24, “Implementation of Rural Construction Action”, which provides that China needs to carry out the improvement of rural living environment, and steadily solve the outstanding environmental problems, including rural black and smelly water issue, the Chinese government promotes rural toilet revolution in line with local conditions and comprehensive improvement of rural water systems. In addition, Section 2, “Comprehensively Improving the Level of Environmental Infrastructure”, under Chapter 38, “Continuous Improvement of Environmental Quality”, stipulates that China aims to build an environmental infrastructure system integrating sewage, garbage, solid waste, hazardous waste, medical waste treatment and disposal facilities, and monitoring and supervision capabilities, and form an environmental infrastructure network extending from cities to towns and villages. The Chinese government aims to promote the full coverage of urban sewage pipe network, carry out differential and accurate upgrading of sewage treatment, and promote the centralized incineration of sludge for harmless treatment.

China’s five-year plans are blueprints containing the country’s social, economic, and political goals. They encompass and intertwine with existing policies, regional plans, and strategic initiatives. A five-year plan signals the Chinese government’s vision for future reforms and communicates this to other parts of the bureaucracy, industry players and Chinese citizens.

Pursuant to (a) the Law of China on the Prevention and Control of Water Pollution, which was adopted in 1984, last amended in 2017 and became effective in 2018, (b) the Law of China on Circular Economy Promotion, which was adopted in 2018, and (c) the Regulation on Urban Drainage and Sewage Treatment which, was adopted in 2013 and became effective in 2014, the Chinese government supports the application of advanced and applicable technology to the prevention and control of water pollution, and the research, development and promotion of science and technology. Further, the Chinese government encourages social funds to invest, construct and operate urban drainage and sewage treatment equipment.

Pursuant to the Water Pollution Prevention and Control Action Plan, or the Water Ten Plan, which was issued by the PRC in April 2015, the Chinese government adopted specific targets related to water quality and environmental protection. To achieve these targets, the government will promote research and advanced technologies on water pollution treatment and recycling.

In addition, in the Water Ten Plan, there is an increased emphasis on the importance of cooperating with foreign technological partners in the areas of water treatment process equipment. We believe these policies, among others, will cause more industries to utilize new technologies in water treatment.

The principal regulation governing foreign ownership of water treatment equipment manufacturing businesses in China is the Catalogue of Encouraged Industries for Foreign Investment, which was issued by the MOFCOM and the NDRC on October 26, 2022, and became effective on January 1, 2023. Under the Guidance Catalogue, our main business, the water treatment equipment manufacturing business is in an industry that foreign investors are encouraged to invest in.

Regulations Relating to Environmental Protection

The Environmental Protection Law, which was adopted in 1989, last amended in 2014 and became effective in 2015, effectively established the legal framework for environment protection in China. The Environmental Protection Law requires the Ministry of Environmental Protection of China, to implement uniform supervision and administration of environmental protection work nationwide and establishes national waste discharge standards. Enterprises producing environmental contamination and other public hazards must incorporate environmental protection work into their planning and establish environmental protection systems. As of the date of this prospectus, the business of us and our subsidiaries complied with the relevant provisions of the Environmental Protection Law.

Through the adoption of the Environmental Impact Assessment Law in 2018 and the Category-based Management Directory on the Environmental Impact Assessment for Construction Projects, which was recently amended in 2020 and became effective on January 1, 2021, the Chinese government established a system to appraise the environmental impact of construction projects and classify the appraisal based on the degree of environmental impact caused by such construction project. As of the date of this prospectus, we and our subsidiaries have compiled environmental impact assessment documents in accordance with relevant rules and regulations and have been approved by the authorities.

On October 16, 2018, the Ministry of Industry and Information Technology of China promulgated and implemented the Specification Conditions of Sewage Treatment for Environmental Protection Equipment Manufacturing Industry, which stipulates that sewage treatment enterprises include sewage treatment equipment enterprises and sewage treatment engineering enterprises. It also stipulates that such enterprises must meet the following conditions: (1) The enterprise must have the qualification of an independent legal person, obtain a business license, and engage in the production of sewage treatment equipment or engineering of sewage treatment. (2) The enterprise should have the capabilities of research and development, design, installation and debugging, as well as relevant qualifications. Equipment enterprises should have fixed production sites that adapt to the scale of production. (3) Crafts and equipment used in the production or construction of an enterprise shall comply with the requirements of the national industrial policy, and such enterprise shall not produce products that have been eliminated by the state, nor use equipment, materials and crafts that have been eliminated by the country. (4) The enterprise shall have a good financial status, the financial data shall be authentic and credible, and shall be audited by an accounting firm registered in the PRC who can issue third-party financial audit reports for the past three years. (5) The enterprise should have good credit, public image and ability to perform contracts, pay taxes in accordance with the law, and should have not been subjected to administrative punishment in violation of national laws and regulations in the past three years, and should not have major quality or production safety accidents, and other accidents, and should not have malicious low-price bidding behaviors, or unfair competitive behaviors. (6) The average profit rate of the enterprise in the past three years should not be less than 6%. (7) The enterprise should have a stable cooperation mechanism with research and development institutions, universities, and research institutes on technological research and development. Within the enterprise, there should be scientific and technical personnel with a college degree or above that account for more than

30% of the total number of employees engaged in the work of sewage treatment, of which scientific and technical personnel engaged in research and development in the field of sewage treatment should account for more than 6% of the total number of employees or no less than 100 employees. (8) The annual investment of an equipment enterprise in research and development of sewage treatment in the past three years accounts for no less than 3% of the sales of sewage treatment equipment, and the annual investment of the engineering enterprise should not be less than RMB 20 million (approximately $3.0 million). (9) In the past three years, the enterprise has obtained more than one authorized invention patent or more than 10 utility model patents (including software copyrights) in the field of sewage treatment, or has mainly undertaken to complete more than one national scientific and technological project in the field of sewage treatment. At the same time, the regulation requires enterprises to voluntarily apply for regulation announcements in accordance with the conditions of this regulation. The Ministry of Industry and Information Technology of China is responsible for the dynamic management of the list of announced enterprises. The local competent industry and information technology authorities at various levels are responsible for the supervision of the enterprises in the region that have been announced, and all sectors of the society supervise the enterprises that have been announced. We meet the requirements of the Specification Conditions of Sewage Treatment for Environmental Protection Equipment Manufacturing Industry.

Legal Regulations on Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, which was first promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and became effective from June 1, 1991, and was last amended on November 11, 2020 and became effective on June 1, 2021, copyrights include personal rights (such as the right of publication and authorship) and property rights (such as the right of reproduction and that of distribution). Unless permitted under the Copyright Law of the PRC, act such as reproduction, distribution, performace, screening, broadcasting or compiling or disseminating the work to the public through information network without the consent of the copyright holder constitute infringements.

Trademark

Pursuant to the Trademark Law of the PRC, which was first promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and became effective from March 1, 1983, and was most recently amended on April 23, 2019 and became effective on November 1, 2019, the exclusive right to use a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which it is registered. The period of validity of a registered trademark is ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark.

Patent

Pursuant to the Patent Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and became effective from April 1, 1985, and was most recently amended on October 17, 2020 and became effective on June 1, 2021, following the grant of the patent right for an invention or utility model, unless otherwise stipulated in the Patent Law, no organization or individual shall implement the patent without licensing from the patentee, i.e. shall not manufacture, use, offer to sell, sell or import such patented products for manufacturing and business purposes, or use the patented method and use, offer to sell, sell or import products obtained directly according to the patent method. Following the grant of design patent rights, no organization or individual shall implement the patent without licensing from the patentee, i.e. shall not manufacture, offer to sell, sell or import the design patented products for manufacturing and business purposes.

Domain Name

Pursuant to the Administrative Measures on Internet Domain Names, which was recently amended by the Ministry of Industry and Information Technology of China on August 24, 2017 and became effective on November 1, 2017, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer. And the principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it. Furthermore, the holder shall pay operation fees for registered domain names on schedule. If the domain name holder fails to pay the corresponding fees as required, the original domain name registrar shall write it off and notify the holder of the domain name in written form. We have paid the corresponding fees for our domain name as required, and the service period is until April 28, 2026.

Legal Regulations on Labor Protection in the PRC

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on July 5, 1994, came into effect on January 1, 1995, and was most recently amended on December 29, 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012 and became effective as of July 1, 2013, and the Implementation Regulations on the Labor Contract Law, which was promulgated and became effective on September 18, 2008, regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on the Labor Contract Law that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, a non-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal written contract has been made, a written labor contract shall be entered into within one month from the commencement date of the employment.

According to the Provisional Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010, and became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, which was promulgated by the Ministry of Human Resources and Social Security of China on September 6, 2011, and was amended on December 13, 2024, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB 10,000 (approximately $1,500) to RMB 50,000 (approximately $7,500). When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

As of June 30, 2025, Shenzhen CDT and its subsidiaries failed to pay social insurance premiums in full and on time for 70 employees. According to the Provisional Regulations on the Collection and Payment of Social Insurance Premiums, because Shenzhen CDT and its subsidiaries did not pay the social insurance premiums in full for all employees, premium collection agencies may order them to pay or make up the arrears and may impose an overdue fine. If Shenzhen CDT fails to pay such overdue fine, they may be further fined.

As of June 30, 2025, Shenzhen CDT and its subsidiaries failed to make full or required housing provident fund contributions for 58 employees. According to the Regulations on the Administration of Housing Provident Fund, due to the failure to pay the housing provident fund for all employees, Shenzhen CDT may be ordered with a deadline for payment from the Housing Provident Fund Management Center. In addition, if Shenzhen CDT does not make the housing accumulation fund deposit registration or does not establish the housing provident fund account for the employees, the housing provident fund management center will order a deadline for payment, and if Shenzhen CDT fails to pay the housing provident fund within the deadline, it will be imposed a fine of not less than RMB 10,000 (approximately $1,500) and not more than RMB 50,000 (approximately $7,500).

Legal Regulations on Tax in the PRC

Income Tax

In January 2008, the PRC Enterprise Income Tax Law took effect, which was last amended by the SCNPC on December 29, 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. The PRC Enterprise Income Tax Law defines “resident enterprise” as an enterprise established outside of the territory of China but with its “de facto management body” within China, which will also be subject to the 25% enterprise income tax rate. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a Non-resident Enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from PRC withholding tax.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Circular 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax. It shall apply to the handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the Ministry of Finance of the People’s Republic of China (the “MOF”) and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Circular 7, which was partially abolished on December 29, 2017. SAT Circular 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Circular 7 and we may be required to expend valuable resources to comply with SAT Circular 7 or to establish that we should not be held liable for any obligations under SAT Circular 7.

Value-Added Tax

According to the Value-added Tax Law of the PRC, which was promulgated on December 25, 2024 and became effective on January 1, 2026, and the Detailed Implementing Rules of the Provisional Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay value-added tax. The tax rate of 17% was levied on general taxpayers selling or importing various goods; the tax rate of 17% was levied on taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be nil, unless otherwise stipulated. The Notice of the Ministry of Finance and the State Administration of Taxation on the Adjustment to VAT Rates was released on April 4, 2018 and became effective on May 1, 2018. It declared that the VAT tax rate in regard to the sale of goods, provision of processing, repairs and replacement services and importation of goods into China shall be reduced from the previous 17% to 16% from May 1, 2018.

Furthermore, according to the Pilot Scheme on Switching from Business Tax to Value-added Tax, which was promulgated by the MOF and the SAT, China began to launch taxation reforms in a gradual manner from January 1, 2012, whereby the collection of value-added tax in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

In accordance with Notice of the Ministry of Finance and the State Administration of Taxation on Full Launch of the Pilot Scheme on Levying Value-added Tax in Place of Business Tax that took effect on May 1, 2016 and revised thereafter, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner starting May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax. Our main business, the water treatment equipment manufacturing business, is included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Regulations on Foreign Exchange System of the People’s Republic of China, as amended in 2008, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior filing with SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into or retained outside of the PRC in accordance with requirements and terms specified by SAFE.

Dividend Distributions

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these FIEs may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulated amount of such fund reaches 50% of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE Circular 37, issued by SAFE and effective on July 4, 2014, regulates foreign exchange matters in relation to the use of SPVs by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing FIEs to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into a SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of SAFE Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information (including change of such PRC “resident’s name” and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37, or making misrepresentation on or failure to disclose controllers of a FIE that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant FIEs, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. On April 10, 2020, SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. SAFE Circular 8 provides that under the condition that the use of the funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.

As of the date of this prospectus, to our knowledge, Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT, had not completed the change registration and was in the process of registration.

On March 30, 2015, the SAFE promulgated the Notice of the SAFE on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, which came into effect on June 1, 2015 and has been partially repealed. According to Circular 19, the foreign exchange capital of FIEs shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a FIE for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a FIE is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a FIE needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. The Notice of the State Administration of Foreign Exchange on Further Deepening Reform to Promote Cross-border Trade and Investment Facilitation, or the Circular 28, was promulgated and became effective on December 4, 2023. The Circular 16 and the Circular 28 provide an integrated standard for conversion of foreign exchange under capital account items (including foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Provisional Regulations on the Statistical Monitoring of Foreign Debt (Revised in 2020) promulgated by the State Council on November 29, 2020, which came into effect on the same date, and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF which became effective from March 1, 2003, and was amended on July 26, 2022 and took effect on September 1, 2022, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

Regulations Relating to Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment

The Catalogue of Encouraged Industries for Foreign Investment (2025 Edition), or the Encouraging Catalogue (2025 Edition), was jointly promulgated by the NDRC and the MOFCOM on December 15, 2025, which became effective on February 1, 2025. The Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Edition), or the Negative List (2024 Edition), was jointly promulgated by the NDRC and the MOFCOM on September 6, 2024, which came into effect on November 1, 2024. The Negative List (2024 Edition) and the Encouraging Catalogue (2025 Edition) contain specific provisions guiding market access of foreign capital, stipulating in detail the rules of entry according to the categories of encouraged industries, restricted industries and prohibited industries. Industries not listed in the Negative List (2024 Edition) are generally open to foreign investment unless specifically prohibited or restricted by other PRC laws and regulations. Foreign investment in the encouraged category is entitled to certain preferential treatment and incentives extended by the government, while foreign investment in the restricted category is permitted but subject to certain restrictions under the PRC laws. Foreign investment in the prohibited category is not allowed. According to the Negative List and the Encouragement Catalogue, we, through our subsidiaries, are a waste treatment company, and we are not operating in any restricted industries or prohibited industries. We are operating in an encouraged industry, and the industry is open to foreign investment.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

Besides, the PRC government established a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Measures for the Security Review of Foreign Investments

The Measures for the Security Review of Foreign Investment was promulgated in accordance with the Foreign Investment Law of the People’s Republic of China, the National Security Law of the People’s Republic of China and the relevant laws for the purposes of adapting to the needs of forming a new pattern of all-round opening up, effectively preventing and defusing national security risks while actively promoting foreign investment. The Measures for the Security Review of Foreign Investment, as deliberated and adopted at the 13th executive meeting of the NDRC on November 27, 2020, with the approval of the State Council, are hereby issued, and entered into force on January 18, 2021.

Security review shall be conducted only for foreign investments that affect or may affect national security. In accordance with Article 4, foreign investors or the relevant parties in China shall proactively report any foreign investment within the following scope to the Office of the Working Mechanism before making the investment: (1) investment in the arms industry, an ancillary to the arms industry, or any other field related to national defense security and investment in an area surrounding a military installation or an arms industry facility; and (2) investment in important agricultural products, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technology and Internet products and services, important financial services, key technology, or any other important field related to national security, resulting in the foreign investor’s acquisition of actual control of the enterprise invested in. Although we, as a foreign investment enterprise, are subject to the Measures for the Security Review of Foreign Investment, the business scope is not within the scopes of review in Article 4. Therefore, there is no need to proactively report to the Working Mechanism Office.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress on December, 29 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and December 29, 2023, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and limited stock companies.

Our PRC operating subsidiary is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Laws and Regulations on the Protection of Consumer Rights and Interests

Business operators in the business of supplying and selling manufactured goods or services to consumers, shall comply with the Law of the PRC on the Protection of Consumer Rights and Interests, or the Consumer Rights Protection Law, promulgated by the SCNPC on October 31, 1993, and effective as of January 1, 1994, and last amended on October 25, 2013 and took effect on March 15, 2014.

According to the Consumer Rights Protection Law, business operators must ensure that the goods or services provided by them meet the requirements for safeguarding personal and property safety. For goods and services that may endanger personal and property safety, consumers should be provided with a true description and an explicit warning, as well as a description and indication of the proper way to use the goods or accept the services and the methods of preventing the occurrence of a hazard. If the goods or services provided by the business operators cause personal injuries to consumers or third parties, the business operators shall compensate the injured parties for their losses.

PRC Civil Code

All of our contracts are subject to the PRC Civil Code which was promulgated on May 28, 2020 and became effective on January 1, 2021. Under PRC Civil Code, a natural person, legal person or other legally established organization shall have full capacity of civil conduct while entering into a contract. Except as otherwise stipulated by law or agreed by the parties, the formation, validity, performance, modification, assignment, termination, and liability for breach of a contract are stipulated by PRC Civil Code. A contracting party who failed to perform or failed to fulfill its contractual obligation shall bear the responsibility of a continued duty to perform or to provide remedies and compensation as provided by PRC Civil Code.

Product Quality Law

Pursuant to Product Quality Law of the PRC, promulgated on September 1, 1993 and amended in 2000, 2009 and 2018 respectively, producing or selling products that do not meet the standards or requirements for safeguarding human health or that constitute unreasonable threats to the safety of human life or property is prohibited. Where a defective product causes physical injury to a person or damage to his/her property, the injured party may claim compensation against the manufacturer or the distributor of such product.

Where any person produces or sells products that do not comply with the relevant national or industrial standards for safeguarding human health or constitute unreasonable threats to the safety of human life or property, the relevant authority will order the specific manufacturer or distributor to suspend the production or sale of defective products, confiscate the products produced or for sale, and impose a fine in an amount of up to three times the value of the defective products. Where illegal earnings were made or were involved, the relevant earnings will be confiscated accordingly. If the breach of regulation is serious, the business license of the relevant manufacturer and distributor may be revoked. If the relevant activities constitute a crime, the offender may be prosecuted.

Standardization Law of the People’s Republic of China

Standardization Law of the People’s Republic of China was passed by the Fifth Session of the Standing Committee of the Seventh National People’s Congress on December 29, 1988, and revised on November 4, 2017 and took effect on January 1, 2018. This law is formulated for the purposes of developing socialist commodity economy, promoting scientific and technological advancement, improving the quality of products, adapting standardization work to the need for socialist modernization and external economic relationship development. This law applies to industrial products.

Regulations of the People’s Republic of China on Certification and Accreditation

Regulations of the People’s Republic of China on Certification and Accreditation became effective as of September 3, 2003, and was later revised on February 6, 2016, November 29, 2020 and July 20, 2023. This regulation is formulated for the purposes of standardizing certification and accreditation, improving the quality of products and services and management standard. This regulation applies to all certification agencies, certification services and accreditation services in the PRC.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices located at C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road, Nanshan District, Shenzhen, China 518057.

Name	Age	Position
Yunwu Li	66	Chief Executive Officer and Chairman of the Board of Directors
Tiefeng Wang	46	Chief Financial Officer
Yuntao Guan	55	Chief Scientist
Xiong Zuhong	50	Chief Scientist (New Energy)
Ling Kai	37	Director
Lijun Cui	53	Director
Yaohui Wang(1)(2)(3)	56	Independent Director
Dongming Zhang(1)(2)	59	Independent Director
Harry D. Schulman(1)(3)	74	Independent Director
Chen Xi(3)	60	Independent Director

(1) Member of audit committee.

(2) Member of compensation committee.

(3) Member of nomination and governance committee.

Yunwu Li has served as a member of our board of directors since November 2016, as chairman of our board of directors since January 2020, as our chief executive officer since September 2019, and as chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., our subsidiary, since June 2015. From 1987 to 1996, Mr. Li served as general manager of Fujian Optical Instrument Co., Ltd., a company that specializes in manufacture of optical instruments, and has extensive management experience in the research and development, manufacture, and processing of optical instruments, communicational devices, and environmental protection equipment. From July 1999 to November 2003, Mr. Li served as chairman of the board of directors of Fujian Furi Electronics Co., Ltd. (Ticker: 600203), a company listed on the Shanghai Stock Exchange that specializes in manufacture and sales of electronic components. During his term of service, Mr. Li obtained extensive experience in general management, investments and operations. From March 2007 to May 2015, Mr. Li served as chairman of the board of directors and general manager of Beijing Xinyuan Shidai Real Estate Development Co., Ltd., a company that develops and manages large scale real estate projects in China. During such time, Mr. Li was also involved in the investment in, and served as a consultant to, environmental protection companies. From March 2013 to May 2015, Mr. Li served as a consultant to Shenzhen CDT Environmental Technology Co., Ltd. Mr. Li is also the director of CDT Environmental Technology Holdings Limited, one of our principal shareholders. Mr. Li received a MBA degree from The Open University of Hong Kong. We believe Mr. Li’s extensive experience qualifies him to serve on our board of directors.

Tiefeng Wang has served as our chief financial officer since November 2019. From January 2010 to July 2012, Mr. Wang served as an investment manager of Zhejiang Feida Environmental Science & Technology Co., Ltd. (Ticker: 600526), a company listed on the Shanghai Stock Exchange that specializes in emission control. From August 2012 to May 2015, Mr. Wang served as an audit manager of Zhejiang Weining Asset Appraisal Office. From May 2015 to November 2019, Mr. Wang served as a financial controller of Xingyuan Environment Technology Co., Ltd. (Ticker: 300266), a company listed on the Growth Enterprise Market of the Shenzhen Stock Exchange that specializes in comprehensive environmental services. Mr. Wang is a certified public accountant in China. Mr. Wang received a Bachelor’s Degree in Industry and Business Administration from Hebei University of Geosciences.

Yuntao Guan has served as our chief scientist since September 2019 and as a consultant to Shenzhen CDT Environmental Technology Co., Ltd. since January 2019. Mr. Guan has also served as professor, doctoral supervisor and director of the Institute of Environment of Shenzhen Graduate School of Tsinghua University since December 2010. Mr. Guan has not only accomplished breakthroughs in quick separation technology, but has also conducted research of other water treatment technologies, such as MBR. Mr. Guan is also the vice director of the National Environmental Protection Environmental Microorganisms Usage and Safety Control Key Lab and the director of Municipal Water Circulation and Water Environment Safety Assurance Engineering and Technology Research Center of Guangdong Province. Additionally, Mr. Guan is a part-time professor at The Queensland University of Technology in Australia and was a guest professor at Kyoto University in Japan. Mr. Guan focuses on the research of theory and technology of integrated governance and treatment of water environment, distributed wastewater treatment in rural and urban areas, non-point source pollution control, and soil recovery, and he has published over 200 academic papers on industry magazines and journals both in China and abroad. Mr. Guan was in charge of and/or participated in several water-related projects and research projects that were national, provincial and municipal level material water projects. Mr. Guan received a Ph.D. in Environmental Science and Engineering from the Department of Environment, Tsinghua University.

Xiong Zuhong was appointed Chief Scientist for New Energy on May 1, 2025. He is a Professor-Level Senior Engineer at the Guangzhou Institute of Energy Conversion, Chinese Academy of Sciences, and serves as an adjunct graduate supervisor at several universities. His primary focus is on applied technology R&D in new and renewable energy.

He has developed integrated systems for energy recovery from organic solid waste (e.g., municipal solid waste at the county level) through gasification, combined with multi-energy sources (solar, wind, and geothermal), driving rural energy transformation and supporting rural revitalization. His work also includes resource recovery from solid waste for green building materials to advance carbon neutrality in the construction sector, as well as synergistic gasification of multi-source urban solid waste to produce hydrogen and methanol, facilitating urban green energy transition and contributing to China’s dual carbon goals.

He has led or participated in numerous national and provincial key R&D projects, published over 60 papers (20 indexed by SCI/EI), and holds 59 granted patents—including 30 invention patents and 2 PCT international invention patents. He is a recipient of the Guangdong Provincial Science and Technology Progress Award (First Class) and the Gold Medal at the National Invention Exhibition.

Ling Kai holds a Bachelor’s degree in Finance from Jimei University (2011) and has over 10 years of experience in finance and management. During his tenure at Bank of Communications Xiamen Branch (2011-2018), he led initiatives in supply chain credit risk management, structured financing solutions, and cross-border operational coordination. Since 2018, he has served as General Manager of Qishang Pioneer (Xiamen) Culture Media Co., Ltd.

Mr. Ling brings valuable expertise in capital markets, financing strategies, and corporate restructuring, which is expected to support the Company’s current strategic priorities.

Lijun Cui has served as a member of our board of directors since January 2020 and as general manager of Shenzhen CDT Environmental Technology Co., Ltd. since November 2017. From August 2013 to October 2016, Mr. Cui served as general manager of Zhejiang Yong Er Jia Environmental and Technology Co., Ltd., a company that specializes in food waste treatment equipment. Mr. Cui received a Bachelor’s Degree in Business Administration from Jiangxi Normal University. We believe Mr. Cui’s extensive experience qualifies him to serve on our board of directors.

Yaohui Wang has served as a member of our board of directors since February 2020. Mr. Wang has served as the managing director and the regional director of North China of BOC International (China) Co., Ltd., a company that provides financial services, since May 2015, where he played an important role in the initial public offering of multiple well-known Chinese companies at the Stock Exchange of Hong Kong. From January 2014 to May 2015, he served as the chief risk officer of Galaxy Futures Co., Ltd., a company that provides commodity futures brokerage, financial futures brokerage, futures investment consulting, and other services. Mr. Wang has over 20 years of professional experience in finance and economics. He is also a professor at Jilin University of Finance and Economics. He has written five monographs, including “Guidance of Securities Brokerage Business” and “Analysis of Financial Statements of Listed Companies under the New Accounting Standards”, and over 100 academic papers and economic comments published in the People’s Daily, China Economic Weekly, China Securities Journal and other publications. He is a certified senior accountant in China, a certified tax agent in China and an International Certified Internal Auditor (CIA). Mr. Wang received a Bachelor’s Degree in Commercial Economy from Jilin University of Finance and Economics and a Master of Business Administration from Asia International Open University (Macau).We believe Mr. Wang’s extensive experience qualifies him to serve on our board of directors.

Dongming Zhang has served as a member of our board of directors of since March 2020. Mr. Zhang founded Beijing Jiu Zhang Bo Yi Information Technology Co., Ltd. in China in December 2013, a company dedicated to the research and application of financial technology, and application of such technologies to financial investments. Mr. Zhang founded IFDC, Inc. in the United States in August 2017, a global financial product design center that explores various investment opportunities and designs various financial investment products. Mr. Zhang led the team of IFDC, Inc. to complete the construction of an innovative asset dynamic management theory. This theory provides a comprehensive solution for asset management from the perspectives of theory, process, risk control and implementation. Mr. Zhang received a Bachelor’s Degree in Thermal Engineering from Tsinghua University and a Doctoral Degree in Management Science and Engineering from the University of Chinese Academy of Sciences. We believe Mr. Zhang’s extensive experience qualifies him to serve on our board of directors.

Harry D. Schulman, a U.S. citizen, has served as a member of our board of directors since March 2020. Mr. Schulman has served as the chief executive officer of HairClinical LLC, a consumer product company, since November 2016, a director nominee of Hezhong International (Holding) Limited, an online peer-to-peer lending company, from August 2018 to June 2020, and a director of Infobird Co., Ltd, a software-as-a-service provider of innovative AI-powered customer engagement solutions, since June 2020. From April 2018 to November 2018, he also served as a director of Q.E.P. Co., Inc., a worldwide manufacturer, marketer and distributor of a broad line of flooring tools and accessories for the home improvement market. Since January 2008, he has also served as President of HDS Consulting, LLC. From August 2008 to June 2010, he served as a director and chairman of the audit committee of Hancock Fabrics, Inc., a specialty retailer of crafts and fabrics. From February 2008 to July 2014, he served as the operating partner of Baird Capital Partners, a private equity and venture capital firm, during which he served on the board and advisory board of various companies Baird Capital Partners have invested in, including Backyard Leisure, a BCP Fund IV portfolio company, Amoena GmbH, New Vitality LLC and Eckler’s LLC. Prior to that, Mr. Schulman held various senior management roles in Applica Incorporated (NYSE: APN), a manufacturer and distributor of a broad range of household appliances, from January 1989 to January 2007, including vice president (1989-1993), chief financial officer (1989-1998), executive vice president (1994-1998), chief operating officer (1998-2004) and president and chief executive officer (2004-2007). Mr. Schulman received a Bachelor’s Degree in Business Administration-Accounting from the University of Dayton and a Master’s Degree in International Business from the University of Miami, Florida. We believe that Mr. Schulman’s extensive experience qualifies him to serve on our board of directors.

Chen Xi holds a Master’s degree from the University of Science and Technology of China (1989). He served as President of Faithpower Co., Ltd. (2000-2023) and Vice General Manager of CLP Putian Heping Technology Co., Ltd. (2023-2024). He currently serves as Deputy Secretary-General of the Zhongguancun Super-Connected New Infrastructure Industry Innovation Alliance and Vice President of the ZKJC (Hong Kong) Research Institute.

Mr. Chen brings to the Board extensive industry experience, cross-border expertise, and a deep understanding of both Chinese and international markets, enabling him to provide valuable oversight and strategic guidance.

Ling Kai holds a Bachelor’s degree in Finance from Jimei University (2011) and has over 10 years of experience in finance and management. During his tenure at Bank of Communications Xiamen Branch (2011-2018), he led initiatives in supply chain credit risk management, structured financing solutions, and cross-border operational coordination. Since 2018, he has served as General Manager of Qishang Pioneer (Xiamen) Culture Media Co., Ltd.

Mr. Ling brings valuable expertise in capital markets, financing strategies, and corporate restructuring, which is expected to support the Company’s current strategic priorities.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors or executive officers.

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers, pursuant to which such individuals initially agreed to serve as our executive officers. Per the agreements, such terms are automatically extended for successive twelve-month periods and will continue to be automatically extended for successive twelve-month periods, unless the agreements are terminated in accordance with their terms. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 60 days’ advance written notice. Each executive officer may resign at any time upon 60 days’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiration of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have also entered into indemnification agreements with each of our executive officers and directors. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement. Pursuant to the terms of each director agreement, our directors shall continue to serve until such director’s respective successor is duly elected or appointed and qualified or until such director’s earlier death, disqualification, resignation or removal from office. The director agreements do not provide for benefits upon termination of employment.

Board of Directors

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●       convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●       declaring dividends and distributions;

●       appointing officers and determining the term of office of the officers;

●       exercising the borrowing powers of our company and mortgaging the property of our company; and

●       approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, all of our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our company has the right to seek damages if a duty owed by any of our directors is breached. You should refer to “Description of Share Capital and Governing Documents — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on the standard of corporate governance under Cayman Islands law.

Composition of our Board of Directors

Our board of directors currently consists of seven directors. Our board of directors is composed of a majority of independent directors. Our board of directors has determined that each of Yaohui Wang, Dongming Zhang, Harry D. Schulman and Chen Xi is an “independent director” as defined under the Nasdaq rules.

Family Relationships

There are no family relationships between our directors or executive officers.

Committees of our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nomination and governance committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq and SEC rules. The audit committee is comprised of Yaohui Wang, Dongming Zhang and Harry D. Schulman. The compensation committee is comprised of Dongming Zhang and Yaohui Wang. The nomination and governance committee is comprised of Yaohui Wang, Harry D. Schulman and Chen Xi.

Audit Committee

Yaohui Wang, Dongming Zhang and Harry D. Schulman serve as members of the audit committee. Yaohui Wang serves as the chair of the audit committee. The audit committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Yaohui Wang possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●       appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●       reviewing with the independent auditors any audit problems or difficulties and management’s response;

●       discussing the annual audited financial statements with management and the independent auditors;

●       reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●       reviewing and approving all proposed related party transactions;

●       meeting separately and periodically with management and the independent auditors; and

●       monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Dongming Zhang and Yaohui Wang serve as members of the compensation committee. Dongming Zhang serves as the chair of the compensation committee. The compensation committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The compensation committee will be responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nomination and Governance Committee

Yaohui Wang, Harry D. Schulman and Chen Xi serve as members of the nomination and governance committee. Yaohui Wang serves as the chair of the nomination and governance committee. The nomination and governance committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The nomination and governance committee will be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and for reviewing our corporate governance policies.

The composition of these committees meets the criteria for independence under, and the functioning of these committees will comply with the applicable requirements of, the Nasdaq and SEC rules and regulations. We intend to comply with future requirements as they become applicable to us.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●       Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●       Exemption from the Nasdaq rules applicable to U.S. domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●       Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●       Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). To the extent we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. To the extent we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

We do not follow Nasdaq’s requirements regarding shareholder approval for certain issuances of securities under Nasdaq Listing Rule 5635. Under our memorandum and articles of association, our board of directors is authorized to issue securities including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us, rights issues at or below market price, certain private placements and issuance of convertible notes, and the issuance of 20% or more of our outstanding Class A ordinary shares.

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq corporate governance listing standards. We may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. Although we are permitted to follow certain corporate governance rules that conform to Cayman Island requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of RMB 837,673 ($116,532) in cash to our directors and executive officers.

For the six months ended June 30, 2025, we paid an aggregate of RMB 636,300 ($88,500)  in cash to our directors and executive officers.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We do not have any outstanding equity awards.

Incentive Compensation

On February 13, 2025, the Board of Directors of the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”), which became effective on the same date. The 2025 Plan authorizes the issuance of up to 1,500,000 Class A ordinary shares and is intended to provide equity-based compensation to employees, directors, and consultants of the Company and its affiliates. Awards under the 2025 Plan may include non-qualified stock options, incentive stock options, restricted stock awards, and unrestricted stock awards. As of the date of the issuance of these consolidated financial statements 1,500,000 Class A ordinary shares have been issued to one employee and two consultants as equity-based compensation.

Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers during the year ended December 31, 2024.

Name	Fees Earned in Cash	All Other Compensation	Total
Yunwu Li	RMB 325,267 ($45,249)	-	RMB 325,267 ($45,249)
Tiefeng Wang	RMB 117,370 ($16,328)	-	RMB 117,3740 ($16,328)
Zijiang Liu	RMB 36,000 ($5,008)	-	RMB 36,000 ($5,008)
Jianfei Yu	RMB 36,000 ($5,008)	-	RMB 36,000 ($5,008)
Lijun Cui	RMB 225,446 ($31,363)	-	RMB 225,446 ($31,363)
Dongming Zhang	—	-	—
Harry D. Schulman	$13,576	-	$13,576
Yuntao Guan	—	-	—
Yaohui Wang	—	-	—

Employees and Human Capital

As of June 30, 2025, we had 76 employees, of whom 73 were full-time employees, 3 were part-time employees and all were located in China.

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

Indemnification

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

RELATED PARTY TRANSACTIONS

During the last three years and up to the date of this prospectus, we have engaged in the following transactions with our directors, officers, holders of more than 5% of our outstanding shares and other affiliates, which we refer to as our related parties:

As of June 30, 2025, December 31, 2024, 2023 and 2022, certain related parties owed us the following amounts as a result of loans receivable. As of the date of this prospectus, these amounts have been repaid in full. These amounts are included in the consolidated financial statements as other receivables - related parties. See Note 9 of the notes to the consolidated financial statements included elsewhere in this prospectus.

Name of Related Party	Relationship	Nature	June 30, 2025 (unaudited)	December 31, 2024	December 31, 2023	December 31, 2022

*Fujian Tantan Technology Co, Ltd (“FJ Tantan”)*	FJ Tantan’s legal representative is the secretary of Fujian Hongfa Group Ltd (“Fujian Hongfa”). Fujian Hongfa is the shareholder of FJ LSY.	Interest free, due December 14, 2023 (extended to June 16, 2025)	121,951	109,621	111,259
*Fuzhou Jinhui Environmental service Co, Ltd	Fujian Jinshun environmental Co, Ltd (“Jinshun”) is the major shareholder of FZ Jinhui. Weihao Chen is the Major shareholder of Jinshun, and the legal representative of FZ LSY.	Interest free, due on August 31, 2023 (extended to August 31, 2024)	—	—	4,459
*Yueyu Qi	Spouse of Wang who is a supervisor of Huzhou CDT	Interest free, due December 14, 2025	13,969	13,911
Total			$135,920	$123,532	$115,718	$

*As of the date of this prospectus, these receivables have been repaid by the related parties.

As of June 30, 2025, December 31, 2024, 2023 and 2022, we owed certain related parties the following amounts as a result of advance payments.

Name of Related Party	Relationship	Nature	June 30, 2025 (unaudited)		December 31, 2024		December 31, 2023		December 31, 2022

Changfu Ma	Legal representative and general manager of Beijing CDT Environmental Technology Co., Ltd.	Advance payment for operational expenses of the Company pending for reimbursement	$		$		$		$
Wanqiang Lin	Director of Ultra HK	Advance payment for operational expenses of the Company pending for reimbursement		254,173		256,863		270,806
Total				$254,173		$256,863		$270,806	$

(1) In January 2022, the Company disposed of its entire 51% ownership in Xiamen YDT Environmental Technology Co., Ltd. and transferred its ownership to a third party for consideration of approximately $5,000. The disposal of Xiamen YDT Environmental Technology Co., Ltd. did not have a material impact on the Company’s consolidated financial statements.

These amounts are included in the consolidated financial statements as other payables – related parties. See Note 9 of the notes to the consolidated financial statements included elsewhere in this prospectus.

As of June 30, 2025, December 31, 2024, 2023 and 2022, we owed certain related parties the following amounts as a result of loans payable.

Name of Related Party	Relationship	Nature	June 30, 2025 (unaudited)	December 31, 2024	December 31, 2023	December 31, 2022

Shenzhen Li Yaxin Industrial Co., Ltd	Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., is the sole shareholder of this entity	Interest-free loans due on demand	$88,704	97,379	96,009
Guangxi Qianwang IOT Technology Co., Ltd.	49% shareholder of Guangxi CWT Environmental Technology Co., Ltd.	14.4% annual interest, due on July 19, 2021 (extended to July 19, 2022, and repaid in June 2022)	—	—	14,119
Beijing Minhongyun Energy Supply Co. Ltd.	Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., is the director of this entity	Interest-free loans due on demand	1,053,279	1,048,912	1,064,566
Jianzhong Zhao	Legal representative, general manager and director of Hohhot CDT Environmental Technology Co., Ltd.	Interest-free loans, due on December 31, 2020 (extended to December 31, 2024)	171,304	237,868	299,772
Jianshan Ma	Director and general manager of Chengde CDT Environmental Technology Co., Ltd.	Interest-free loans, due on December 31, 2020 (extended to December 31, 2024)	95,413	95,264	117,279
Yunwu Li	Our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd.	Interest-free loans, due on demand	1,306,367	846,854	3,446,578
Yan Wang	Relative of Ying Wang, supervisor of Huzhou CDT Environmental Technology Co., Ltd.	Interest-free loans, due on December 31, 2020 (extended to December 31, 2024)	165,340	157,978	160,052
ShaozhaoXu	Project manager of Shenzhen CDT Environmental Technology Co., Ltd.	Interest-free loan due on demand	303,099	310,639	32,473
Xingsheng Pan	General manager of Shenzhen CDT Environmental Technology Co., Ltd	Interest-free loans, due on demand	—	—
Yunfang Li	Sibling of Yunwu Li, the Company’s Chief Executive Officer and Chairman of the Board of Directors and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd is the director of this entity	Interest-free loans, due on demand	—	—
Guangqing Shi	General manager of Tianjin CDT Environmental Technology Co., Ltd	Interest-free loans, due on demand	—	—
Yaoyu Zhou	Spouse of Ying Wang, Supervisor of Huzhou CDT Environmental Technology Co., Ltd.	Interest-free loans, due on demand	—	—	155,308
Total			$3,183,506	2,794,894	5,386,156

Interest expense pertaining to the above loans for the six months ended June 30, 2025 and for the years ended December 31, 2024, 2023, and 2022 amounted to $0.

These amounts are included in the consolidated financial statements as short-term loans - related parties. See Note 9 of the notes to the consolidated financial statements included elsewhere in this prospectus.

Yunwu Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., Chun’E Zhao, legal representative, general manager and director of Guangxi CWT Environmental Technology Co., Ltd., our prior subsidiary, Weihao Chen, legal representative, general manager and director of Fuzhou LSY Environmental Technology Co., Ltd., our subsidiary, and Yunhui Xu, legal representative of Taiyuan CDT Environmental Technology Co., Ltd., our prior subsidiary, were, and/or are, guarantors of certain of our short-term and long-term loans. See “-- Liquidity and Capital Resources” and Note 9 of the notes to the consolidated financial statements included elsewhere in this prospectus.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee which is tasked with review and approval of all related party transactions.

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers pursuant to which such individuals have agreed to serve as our executive officers.

We have also entered into indemnification agreements with each of our executive officers and directors. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

See “Management—Employment Agreements, Director Agreements and Indemnification Agreements” for additional information.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of the date of this prospectus for:

● each beneficial owner of 5% or more of our outstanding ordinary shares;

● each of our directors and executive officers; and

● all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this prospectus. Percentage ownership calculations prior to this offering are based on 13,525,000 Class A ordinary shares, par value $0.0025 per share, and no Class B ordinary shares, par value $0.0025 per share, outstanding as of the date of this prospectus. Percentage ownership calculations after this offering are based on [•] Class A ordinary shares, par value $0.0025 per share, and [•] Class B ordinary shares, par value $0.0025 per share, outstanding after this offering.

Except as otherwise indicated, all of the shares reflected in the table are Class A ordinary shares and Class B ordinary shares and all persons listed below have sole voting and investment power with respect to the ordinary shares beneficially owned by them, subject to applicable community property laws. Fractional shares are rounded to the nearest whole share herein. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of CDT Environmental Technology Investment Holdings Limited, C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road, Nanshan District, Shenzhen, China 518057.

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After this Offering
Name of Beneficial Owners	Number of Shares	%	Number of Shares	%
5% or Greater Shareholders:
CDT Environmental Technology Holdings Limited (1)	4,574,562.0	33.823%	[•]	[•]	%
Venture Million Limited (2)	1,030,832.4	7.622%	[•]	[•]	%
Luo Jia Holdings Limited (3)	745,200.0	5.510%	[•]	[•]	%
Directors and Executive Officers:
Yunwu Li (4)	4,574,562.0	33.823%	[•]	[•]	%
Tiefeng Wang	—	—	—	—
Zijiang Liu	—	—	—	—
Jianfei Yu	—	—	—	—
Yuntao Guan	—	—	—	—
Lijun Cui	—	—	—	—
Yaohui Wang	—	—	—	—
Dongming Zhang		—	—	—
Harry D. Schulman	—	—	—	—
All current directors and executive officers as a group (9 persons)	4,574,562.0	33.823%	[•]	[•]	%

*Less than 1%

(1)	The registered address of CDT Environmental Technology Holdings Limited, a Cayman Islands company, is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Mr. Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., is the sole director of CDT Environmental Technology Holdings Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by CDT Environmental Technology Holdings Limited.

(2)	The registered address of Venture Million Limited, a British Virgin Islands company, is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Wan Qaing Lin is the sole director and shareholder of Venture Million Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by Venture Million Limited.

(3)	The registered address of Luojia Holdings Limited, a British Virgin Islands company, is Craigmuir Chambers, Road Town, Tortola VG 1110, British Virgin Islands. Zuoning Chen is the sole director of Luojia Holdings Limited and may be deemed to hold voting and dispositive power over the ordinary shares held by Luojia Holdings Limited.

(4)	Represents 4,574,562.0 ordinary shares held directly by CDT Environmental Technology Holdings Limited. Mr. Li, our chief executive officer and chairman of our board of directors and chairman of the board of directors and general manager of Shenzhen CDT Environmental Technology Co., Ltd., is the sole director of CDT Environmental Technology Holdings Limited. See footnote (1) above.

As of February 9, 2026, approximately 37.5%  of our issued and outstanding ordinary shares are held in the United States by one record holder (CEDE & CO).

DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

General

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by:

●	Memorandum and Articles of Association;

●	The Companies Act (As Revised) of the Caymans Islands, which is referred to as the Companies Act below; and

●	Common law of the Cayman Islands.

As of the date of this prospectus, our authorized ordinary share capital is (a) 94,000,000 Class A ordinary shares with a par value of $0.0025 each, of which 13,525,000 are issued and outstanding and (b) 6,000,000 Class B ordinary shares of par value US$0.0025 each, of which none are issued and outstanding.

We have included summaries of certain material provisions of our memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our memorandum and articles of association, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Issuance of Shares and Changes to Capital

Our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in our capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. We will not issue bearer shares.

We may, subject to the provisions of the Companies Act, our memorandum and articles of association, the SEC and Nasdaq, from time to time by shareholders resolution passed by a simple majority of the voting rights entitled to vote at a general meeting: increase our capital by such sum, to be divided into shares of such amounts, as the relevant resolution shall prescribe; consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination; sub-divide our existing shares, or any of them, into shares of smaller amounts than is fixed pursuant to our memorandum and articles of association; and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

We may also, subject to the provisions of the Companies Act, our memorandum and articles of association, the SEC and Nasdaq: issue shares on terms that they are to be redeemed or are liable to be redeemed; purchase our own shares (including any redeemable shares); and make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of our capital.

Dividends

Subject to the Companies Act, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at the general meeting, declare dividends (including interim dividends) to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of ordinary shares a shareholder holds during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

In addition, our board of directors may resolve to capitalize any undivided profits not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of our share premium account or capital redemption reserve; appropriate the sum resolved to be capitalized to the shareholders who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those shareholders, or as they may direct, in those proportions, or partly in one way and partly in the other; resolve that any shares so allotted to any shareholder in respect of a holding by him/her of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend; make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions; and authorize any person to enter on behalf of all our shareholders concerned in an agreement with us providing for the allotment of them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such shareholders.

Voting and Meetings

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting and all calls or installments then payable by such shareholder to us in respect of our ordinary shares must have been paid. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Except with respect to any matter requiring a separate class vote under the Act or these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to the vote at general meetings of the Company.

As a Cayman Islands exempted company, the Company may, but shall not (unless required by the Companies Act) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any general meeting shall be held at such time and place as the Directors shall appoint. Also, we may, but are not required to (unless required by Cayman Islands law), in each year hold any other extraordinary general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing not less than two-thirds of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our memorandum and articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. Subject to regulatory requirements, our annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to attend and vote (with regards to an annual general meeting), and the holders of 95% in par value of the shares entitled to attend and vote (with regard to an extraordinary general meeting), that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

We will give notice of each general meeting of shareholders by publication on our website and in any other manner that we may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be convened for a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means. We will observe the statutory minimum convening notice period for a general meeting of shareholders.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third (or 33 1/3%) of our total issued voting shares entitled to vote upon the business to be transacted.

A resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require an affirmative vote of two-thirds). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association.

Transfers of Shares

Subject to any applicable restrictions set forth in our memorandum and articles of association, any of our shareholders of Class A ordinary shares may transfer all or a portion of their ordinary shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or in any other form which our board of directors may approve. Our board of directors may, in its absolute discretion, refuse to register a transfer of any share that is not a fully paid up share to a person of whom it does not approve, or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our board of directors may also decline to register any transfer of any registered share unless: a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof; the instrument of transfer is in respect of only one class of shares; the ordinary shares transferred are fully paid and free of any lien; the instrument of transfer is lodged at the registered office or such other place (i.e., our transfer agent) at which the register of shareholders is kept, accompanied by any relevant share certificate(s) and/or such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer; and if applicable, the instrument of transfer is duly and properly stamped.

If our board of directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie the whole or any part of our assets and may, for such purpose, value any assets and determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with the sanction of a special resolution, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Anti-Takeover Provisions

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Inspection of Books and Records

Holders of ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association and register of charges). Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders unless required by the Companies Act or other applicable law or authorized by the directors or by ordinary resolution.

Register of Shareholders

Under Cayman Islands law, we must keep a register of shareholders that includes: the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member; the date on which the name of any person was entered on the register as a member; and the date on which any person ceased to be a member.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. An exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation;
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

The Cayman Islands Companies Act is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States (particularly Delaware) and their shareholders.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association
Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors owe fiduciary duties of care and loyalty to the corporation and its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in all of their responsibilities, including overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty requires that a director act in good faith, not out of self-interest, and in a manner that the director reasonably believes to be in the best interests of the shareholders and the corporation.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Core duties are:

● a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);

● a duty not to personally profit from opportunities that arise from the office of director;

● a duty of trusteeship of the company’s assets;

● a duty not to put himself in a position where the structures of a company conflict of his or her personal interest on his or her duty to a third party to avoid conflicts of interest; and

● a duty to exercise powers for the purpose for which such powers were conferred.

A director of a Cayman Islands company also owes the company a duty to act with skill, care and diligence. A director need not exhibit in the performance of his or her duties a greater degree of skill than may be reasonably expected from a person of his or her knowledge and experience.

Limitations on Personal Liability of Directors

Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such a provision cannot eliminate or limit liability for breach of the fiduciary duty of loyalty, bad faith, intentional misconduct, a knowing violation of law, a transaction from which the director derived an improper personal benefit, an unlawful payment of dividends or an unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.

The Companies Act does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own fraud, dishonesty or willful default.
Indemnification of Directors, Officers, Agents, and Others

A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party to a proceeding (other than a derivative proceeding), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all reasonably incurred expenses, judgments and amounts paid in settlement so long as the person acted in good faith and in a manner the person believed to be in, or not opposed to, the best interests of the corporation, and if with respect to a criminal proceeding, the person had no reasonable cause to believe that his or her conduct would be unlawful.

A corporation has the power to indemnify a director, officer, employee or agent in connection with the defense or settlement of a derivative action against expenses reasonable and actually incurred provided such person acted in good faith and in a manner he or she reasonably believe to be in, or not opposed to, the corporation’s best interest and if such person has been adjudged liable only if a court determines that the person is fairly and reasonably entitled to indemnification. To the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any proceeding, such person shall be indemnified against expenses actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Interested Directors

Under Delaware law, a transaction between a corporation and a director or with another organization in which a director has a financial interest shall not be void or voidable solely for that reason, solely because the director participates in the meeting at which the board authorizes the transaction, or solely because any such director’s votes are counted for such purpose, if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

Voting Requirements

Delaware’s default rule is that the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter is needed for corporate action (other than the election of directors). Certain actions, such as charter amendments, most mergers, dissolution and sales of all or substantially all of the corporation’s assets, require the affirmative vote of the majority of the outstanding voting power of the shares of the corporation entitled to vote. The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders unless the corporation’s board of directors approves the business combination or the transaction that resulted in the shareholder becoming an interested shareholder prior to the time the shareholder became an interested shareholder or another exemption applies.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Companies Act requires that a special resolution be passed by a super majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

Voting for Directors

Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Cumulative Voting	There is no cumulative voting for the election of directors unless the corporation’s certificate of incorporation provides for cumulative voting.	No cumulative voting for the election of directors unless so provided in the memorandum and articles of association.
Directors’ Powers Regarding Bylaws

The certificate of incorporation may grant the directors the power to adopt, amend or repeal the corporation’s bylaws. The shareholders of the corporation possess the inherent right to adopt, amend or repeal the bylaws.

The memorandum and articles of association may only be amended by a special resolution of the shareholders.
Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws (if any). Holders of a majority of the shares then entitled to vote at an election of directors may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation or bylaws, the directors or the shareholders may fill board vacancies or newly created directorships.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and by a majority of the outstanding voting power of the shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain mergers are entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value (as determined by the Delaware Court of Chancery) of the shares held by such shareholder in lieu of the consideration such shareholder would otherwise receive in the transaction.

The Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.
Delaware law also provides that a parent entity, by resolution of its board of directors, may merge with any subsidiary corporation, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights unless the subsidiary is wholly owned.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the new rules, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, by way of schemes of arrangement;, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

● the statutory provisions as to the required majority vote have been met;

● the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

● the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

● the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition, which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action but such discretion is rarely used. Generally, Delaware follows the American rule under which each party bears its own costs.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

● a company acts or proposes to act illegally or ultra vires;

● the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

● those who control the company are perpetrating a “fraud on the minority.

Inspection of Corporate Records

Under Delaware law, shareholders of a corporation, upon written demand under oath stating the purpose thereof, have the right during normal business hours to inspect for any proper purpose, and to make copies and extracts of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than the articles of association and register of mortgages or charges) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

Shareholder Proposals

Under Delaware law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the corporation’s governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the corporation’s governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association.
Approval of Corporate Matters by Written Consent

Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders unless otherwise provided in the corporation’s certificate of incorporation. A corporation must send prompt notice of the taking of the corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders who have not consented in writing and who would have otherwise been entitled to notice of the meeting at which such action would have been taken.

The Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).
Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.

Listing

Our Class A ordinary shares on the Nasdaq Capital Market under the symbol “CDTG”.

Transfer Agent and Registrar of Shares

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, NY 11598.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Class A ordinary shares in the public market, including shares issued upon the exercise of options or warrants, or upon debt conversion, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Upon completion of this offering we estimate that we will have [•] outstanding shares of our Class A ordinary shares and [•] outstanding shares of our Class B ordinary shares, calculated as of the date of this prospectus, assuming no conversions of equity securities and no exercise of outstanding options or warrants.

All of the Class A ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates,” as that term is defined in Rule 144 under the Securities Act, in the United States without restriction or further registration under the Securities Act. Class A ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

The Class A ordinary shares held by our affiliates are, and any Class A ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Class A ordinary shares for at least six months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

●	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

●	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

●	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

●	1% of the number of Class A ordinary shares then outstanding, which will equal approximately [•] shares immediately after the closing of this offering based on the number of Class A ordinary shares then outstanding; or

●	the average weekly trading volume of our Class A ordinary shares in the form of Class A ordinary shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL INCOME TAX CONSIDERATIONS

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Class A ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Class A ordinary shares pursuant to this offering and hold such Class A ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our Class A ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our Class A ordinary shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Class A ordinary shares who is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A ordinary shares, the U.S. federal income tax consequences relating to an investment in such Class A ordinary shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our Class A ordinary shares.

Persons considering an investment in our Class A ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Class A ordinary shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income consists of certain types of “passive income” (the PFIC income test), or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (the PFIC asset test). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Class A ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Class A ordinary shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our Class A ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Class A ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Class A ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Class A ordinary shares. If the election is made, the U.S. Holder will be deemed to sell our Class A ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Class A ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during the U.S. Holder’s holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Class A ordinary shares if a valid “mark-to-market” election is made by the U.S. Holder for our Class A ordinary shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our Class A ordinary shares held at the end of such taxable year over the adjusted tax basis of such Class A ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Class A ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Class A ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our Class A ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the Class A ordinary shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our Class A ordinary shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Class A ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Class A ordinary shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Class A ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Class A ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Class A ordinary shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our Class A ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Class A ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Class A ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Class A ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Class A ordinary shares that are readily tradable on an established securities market in the United States. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Sale, Exchange or Other Disposition of Our Class A Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Class A ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Class A ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Class A ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Class A ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Class A ordinary shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Class A ordinary shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Class A ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Class A ordinary shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR CLASS A ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Class A ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Class A ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Notice of the State Administration of Taxation on Issues Concerning the Determination of Resident Enterprises in Accordance with the Standard of Effective Management Agency for Chinese-controlled Enterprises Registered Overseas, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

See Note 11 of the notes to the consolidated financial statements included elsewhere in this prospectus for a discussion of taxation.

PLAN OF DISTRIBUTION

We are offering Class A ordinary shares directly to certain investors without participation of underwriters or placement agents. We will enter into subscription agreements directly with investors in connection with this offering. Price and other terms will be determined through arm’s length negotiation between our company and each of the investors. Our obligations to issue and sell the Class A ordinary shares offered hereby to the investors are subject to the conditions set forth in the securities purchase agreements. An investor’s obligation to purchase Class A ordinary shares offered hereby is subject to the conditions set forth in the relevant subscription agreement as well.

Upon receipt of investor funds for the purchase of Class A ordinary shares offered hereby, we will issue the Class A ordinary shares. The closing of the sale of the Class A ordinary shares in this offering is currently expected to take place on or about , 2026.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses which are expected to be incurred in connection with the sale of Class A ordinary shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$	[•]
Accounting fees and expenses		[•]
Transfer agent and registrar fee and expenses		[•]
Miscellaneous		[•]
Total	$	[•]

LEGAL MATTERS

We are being represented by K&L Gates LLP with respect to certain legal matters of U.S. federal securities. The validity of our Class A ordinary shares and certain other matters of Cayman Islands law will be passed upon for us by Campbells. Certain legal matters as to PRC law will be passed upon for us by Beijing Dacheng Law Offices, LLP (Fuzhou).

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2024 and 2023 included in this prospectus have been so included in reliance on the report of Enrome LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of Enrome LLP is 143 Cecil Street, #19-03/04 GB Building, Singapore 069542..

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective as of April 25, 2024, the Company dismissed Wei, Wei & Co., LLP (“Wei, Wei”) as the Company’s independent registered public accounting firm. Effective as of April 26, 2024, the Company approved the engagement of Enrome LLP, an independent registered public accounting firm, as the Company’s independent registered public accounting firm. The decision to change independent registered public accounting firms was made after careful consideration by the Company and was approved by the audit committee of the Company’s board of directors on April 25, 2024.

The report of Wei, Wei on the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

Wei, Wei did not audit the Company’s consolidated financial statements for the fiscal year ended December 31, 2023.

During the two most recent fiscal years and the subsequent interim period through April 25, 2024, there have been no (i) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F, between the Company and Wei, Wei on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Wei, Wei would have caused them to make reference thereto in their report on the Company’s consolidated financial statements, or (ii) reportable events, as defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years and the subsequent interim period through April 25, 2024, neither the Company nor anyone on behalf of the Company has consulted with Enrome LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Enrome LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a disagreement, pursuant to Item 16F(a)(1)(iv) of Form 20-F, or a reportable event, pursuant to Item 16F(a)(1)(v) of Form 20-F.

The Company provided Wei, Wei with a copy of these disclosures and requested from Wei, Wei a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures, and, if not, stating the respects in which it does not agree. A copy of Wei, Wei’s letter dated April 26, 2024 is filed herewith as Exhibit 16.1.

ENFORCEMENT OF LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

All of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States.

Cayman Islands

We have been advised by Campbells, our counsel as to Cayman Islands law, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability provisions, whether or not predicated solely upon the U.S. federal securities laws, would be enforceable in the Cayman Islands. This uncertainty relates to whether such a judgment would be determined by the courts of the Cayman Islands to be penal or punitive in nature.

We have also been advised by Campbells that, notwithstanding the above, a final and conclusive judgment obtained in U.S. federal or state courts under which a definite sum of money is payable as compensatory damages and not in respect of laws that are penal in nature (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that: (a) the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands and the parties subject to such judgment either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process, (b) the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations, (c) the judgment was final and conclusive and for a liquidated sum, (d) the judgment was not obtained by fraud, and (e) the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.

A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

PRC

We have been advised by Beijing Dacheng Law Offices, LLP (Fuzhou), our counsel as to PRC law, that the United States and the PRC do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability provisions, whether or not predicated solely upon the U.S. federal securities laws, would be enforceable in the PRC. This uncertainty relates to whether such a judgment would be determined by the courts of the PRC to be penal or punitive in nature.

We have also been advised by Beijing Dacheng Law Offices, LLP (Fuzhou) that, according to Civil Procedural Law of the People’s Republic of China, where a judgment or ruling made by a foreign court which has come into legal effect requires ratification and enforcement by a People’s Court of the People’s Republic of China, the parties concerned may submit an application directly to an intermediate People’s Court of the People’s Republic of China which has jurisdiction for ratification and enforcement, or the foreign court may, pursuant to the provisions of the international treaty concluded or participated by the country and the People’s Republic of China or in accordance with the principle of reciprocity, request for ratification and enforcement by the People’s Court. For a judgment or ruling made by a foreign court which has come into legal effect for which ratification and enforcement is applied or requested, where a People’s Court concludes, upon examination pursuant to the international treaty concluded or participated by the People’s Republic of China or in accordance with the principle of reciprocity, that the basic principle of the laws of the People’s Republic of China or the sovereignty, security or public interest of the People’s Republic of China is not violated, the People’s Court shall rule on ratification of the validity; where there is a need for enforcement, an enforcement order shall be issued and enforced pursuant to the relevant provisions of this Law. Where the People’s Court deemed that the basic principle of the laws of the People’s Republic of China or the sovereignty, security or public interest of the People’s Republic of China is violated, the judgment or ruling made by the foreign court shall not be ratified and enforced.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s website. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a website at http://www.cdthb.cn. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

 CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2025,	December 31,
	(Unaudited)	2024
ASSETS
CURRENT ASSETS
Cash	$175,877	$124,379
Accounts receivable, net	51,575,583	45,188,231
Other receivables, net	239,560	424,313
Other receivables - related parties	135,920	123,532
Contract assets	31,126,553	31,438,860
Prepayments and other current assets, net	488,969	405,136
Total current assets	83,742,462	77,704,451

OTHER ASSETS
Property and equipment, net	1,182,693	1,291,322
Intangible assets, net	715	5,628
Deferred tax assets, net	1,305,492	1,208,689
Contract assets, noncurrent	8,525,057	8,550,498
Escrow	600,000	600,000
Total other assets	11,613,957	11,656,137

Total assets	$95,356,419	$89,360,588

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$40,192,963	$36,347,893
Short-term loans - banks	1,321,665	1,814,551
Short-term loans - third parties	1,800,996	836,765
Short-term loans - related parties	3,183,506	2,794,894
Other payables and accrued liabilities	1,987,873	2,220,896
Other payables - related party	254,173	256,863
Contract liabilities	28,143	28,026
Taxes payable	7,878,159	7,408,674
Total current liabilities	56,647,478	51,708,562

OTHER LIABILITIES
Long-term loan - bank	279,384	213,969
Total other liabilities	279,384	213,969

Total liabilities	56,926,862	51,922,531

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Class A Ordinary shares, $0.0025 par value, 94,000,000 shares authorized, 12,325,000 and 10,825,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	30,813	27,063
Class B Ordinary shares, $0.0025 par value, 6,000,000 shares authorized, none issued and outstanding as of June 30, 2025 and December 31, 2024	—	—
Additional paid-in capital	13,719,883	11,578,633
Statutory reserves	3,667,369	3,433,589
Retained earnings	22,959,457	24,455,403
Accumulated other comprehensive loss	(2,089,345)	(2,210,909)
Total CDT Environmental Technology Investment Holdings Limited shareholders’ equity	38,288,177	37,283,779

Noncontrolling interests	141,380	154,278
Total shareholders’ equity	38,429,557	37,438,057

Total liabilities and shareholders’ equity	$95,356,419	$89,360,588

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE
(LOSS) INCOME

	For the Six Months Ended June 30,
	2025 (Unaudited)	2024 (Unaudited)

REVENUES
Sewage treatment systems	$6,762,644	$12,066,255
Sewage treatment services and others	556,579	620,453
Total revenues	7,319,223	12,686,708

COST OF REVENUES
Sewage treatment systems	4,088,886	7,869,468
Sewage treatment services and others	308,864	315,405
Total cost of revenues	4,397,750	8,184,873

GROSS PROFIT	2,921,473	4,501,835

OPERATING EXPENSES:
Selling	102,096	25,725
General and administrative	1,191,360	1,361,481
Research and development	31,918	34,706
Stock-based compensation	2,145,000	454,250
Provision for credit loss, net	588,484	795,757
Total operating expenses	4,058,858	2,671,919

INCOME FROM OPERATIONS	(1,137,385)	1,829,916

OTHER INCOME (EXPENSE)
Interest income	(6,814)	138
Interest expense	(39,200)	(69,446)
Other (expense) income, net	89,556	58,212
Total other (expense) income, net	43,542	(11,096)

INCOME BEFORE INCOME TAXES	(1,093,843)	1,818,820

INCOME TAXES EXPENSE	214,668	401,401

NET (LOSS) INCOME	(1,308,511)	1,417,419

Less: net loss attributable to noncontrolling interest	(46,345)	(51,609)

NET (LOSS) INCOME ATTRIBUTABLE TO CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$(1,262,166)	$1,469,028

NET (LOSS) INCOME	(1,308,511)	1,417,419

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	122,199	(149,654)

TOTAL COMPREHENSIVE (LOSS) INCOME	(1,186,312)	1,267,765

Less: Comprehensive loss attributable to noncontrolling interest	(45,710)	(54,127)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$(1,140,602)	$1,321,892

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	11,910,635	9,810,714

(LOSS) EARNINGS PER SHARE
Basic and diluted	$(0.11)	$0.15

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

						Accumulated
			Additional	Retained earnings		other
	Class A Ordinary shares		paid-in	Statutory		comprehensive	Noncontrolling
	Shares	Par value	capital	reserves	Unrestricted	loss	interest	Total
BALANCE, December 31, 2024	10,825,000	$27,063	$11,578,633	$3,433,589	$24,455,403	$(2,210,909)	$154,278	$37,438,057
Net income attributable to CDT Environmental Technology Investment Holdings Limited	—	—	—	—	(1,262,166)	—	—	(1,262,166)
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(46,345)	(46,345)
Share-based compensation	1,500,000	3,750	2,141,250	—	—	—	—	2,145,000
Statutory reserve	—	—	—	233,780	(233,780)	—	—	—
Derecognition of noncontrolling interest upon disposal of a subsidiary	—	—	—	—	—	—	32,812	32,812
Foreign currency translation adjustments	—	—	—	—	—	121,564	635	122,199
BALANCE, June 30, 2025 (unaudited)	12,325,000	$30,813	$13,719,883	$3,667,369	$22,959,457	$(2,089,345)	$141,380	$38,429,557

BALANCE, December 31, 2023	9,200,000	$23,000	$7,453,265	$3,192,855	$23,242,946	$(2,009,421)	$183,598	$32,086,243
Net income attributable to CDT Environmental Technology Investment Holdings Limited	—	—	—	—	1,469,028	—	—	1,469,028
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(51,609)	(51,609)
Issuance of ordinary shares and warrants in initial public offerings, net of issuance costs	1,500,000	3,750	3,671,431	—	—	—	—	3,675,181
Stock-based compensation to third parties	125,000	313	453,937	—	—	—	—	454,250
Statutory reserve	—	—	—	203,372	(203,372)	—	—	—
Derecognition of noncontrolling interest upon disposal of subsidiaries	—	—	—	—	—	—	16,559	16,559
Foreign currency translation adjustments	—	—	—	—	—	(147,136)	(2,518)	(149,654)
BALANCE, June 30, 2024 (unaudited)	12,325,000	$27,063	$11,578,633	$3,396,227	$24,508,602	$(2,156,557)	$146,030	$37,499,998

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended	For the Six Months Ended June 30,
	2025 (Unaudited )	2024 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,308,511)	$1,417,419
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	141,917	150,986
Amortization of intangible assets	4,920	5,450
Amortization of right-of-use assets	—	27,645
Provision for credit loss, net	588,484	795,757
Gain on disposal of subsidiaries	(34,486)	(136,044)
(Gain) Loss on disposal of equipment	(27,966)	61,500
Deferred tax benefit	(91,447)	(121,226)
Share-based compensation	2,145,000	454,250
Change in operating assets and liabilities
Accounts receivable	(6,539,925)	(13,555,902)
Other receivables	25,194	127,891
Contract assets	502,440	4,520,104
Prepayments and other current assets	(147,157)	12,754
Accounts payable	3,680,753	3,584,876
Other payables and accrued liabilities	(166,862)	37,341
Lease liabilities	—	(26,958)
Taxes payable	437,834	1,699,820
Net cash provided by (used in) operating activities	(789,812)	(944,337)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(348)	(3,504)
Repayments from related parties	—	(6,899)
Net cash release from disposal of subsidiaries	(5)	(42,805)
Proceed from IPO placed in escrow	—	(600,000)
Loan to related parties	(11,832)	—
Net cash used in investing activities	(12,185)	(653,208)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceed received from IPO	—	4,284,498
Proceeds from short-term loans - banks	696,001	—
Repayments of short-term loans - banks	(1,292,450)	(760,541)
Proceeds from long-term loan - bank	208,800	—
Repayments of long-term loan - bank	(46,731)	(17,474)
Proceeds from short-term loans - third parties	957,364	476,202
Repayments of other payables - related parties, net	—	(29,751)
Proceeds (Repayments of) from short-term loans - related parties, net	330,643	(2,648,846)
Net cash provided by financing activities	853,627	1,304,088

EFFECT OF EXCHANGE RATE CHANGES	3,880	121,679

NET CHANGE IN CASH AND RESTRICTED CASH	55,510	(171,778)

CASH, BEGINNING OF THE PERIOD	120,367	268,102

CASH, END OF THE PERIOD	$175,877	$96,324

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$—	$473
Cash paid for interest	$42,423	$47,205

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING INFORMATION:

Derecognition of operating right of use assets and lease liabilities upon termination of the leases	$—	$23,064
Payment of Initial public offering (“IPO”) costs from IPO proceed	$—	$364,576

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Note 1– Nature of business and organization

CDT Environmental Technology Investment Holdings Limited (“CDT Cayman” or the “Company”) is a holding company incorporated on November 28, 2016, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding equity of Chao Qiang Holdings Limited (“CQ BVI”) established under the laws of the British Virgin Islands on December 14, 2015 and all of the outstanding equity of CDT Environmental Technology Group Limited (“CDT BVI”) established under the laws of the British Virgin Islands on June 26, 2015.

CQ BVI is a holding company holding all of the outstanding equity of Ultra Leader Investments Limited (“Ultra HK”) which was established in Hong Kong on February 27, 2015. Ultra HK is a holding company holding 15% of the outstanding equity of Shenzhen CDT Environmental Technology Co., Ltd. (“Shenzhen CDT”) which was established on August 27, 2012 under the laws of the People’s Republic of China (“PRC” or “China”).

CDT BVI is a holding company holding all of the outstanding equity of CDT Environmental Technology (Hong Kong) Limited (“CDT HK”) which was established in Hong Kong on July 30, 2015. CDT HK is also a holding company holding 85% of the outstanding equity of Shenzhen CDT. The Company, through Ultra HK and CDT HK, holds 100% of the outstanding equity of Shenzhen CDT.

The Company, through its wholly owned subsidiary, Shenzhen CDT, and its subsidiaries, engages in developing, producing, selling and installing sewage treatment systems and providing sewage treatment services. The Company focuses on the harmless treatment of municipal and rural cesspool, pipe dredging, treatment of inland river sludge and rural sewage treatment, and providing one-stop solutions.

The accompanying unaudited condensed consolidated financial statements reflect the activities of CDT Cayman and each of the following entities as of June 30, 2025:

Name	Background	Ownership
Chao Qiang Holdings Limited (“CQ BVI”)	● A British Virgin Islands company ● Incorporated on December 14, 2015 ● A holding company	100% owned by CDT Cayman
CDT Environmental Technology Group Limited (“CDT BVI”)	● A British Virgin Islands company ● Incorporated on June 26, 2015 ● A holding company	100% owned by CDT Cayman
Ultra Leader Investments Limited (“Ultra HK”)	● A Hong Kong company ● Incorporated on February 27, 2015 ● A holding company	100% owned by CQ BVI
CDT Environmental Technology (Hong Kong) Limited (“CDT HK”)	● A Hong Kong company ● Incorporated on July 30, 2015 ● A holding company	100% owned by CDT BVI
Shenzhen CDT Environmental Technology Co., Ltd. (“Shenzhen CDT”)

● A PRC limited liability company

● Incorporated on August 27, 2012

● Registered capital of RMB 60,000,000

● Developing, producing, selling and installing sewage treatment systems and providing sewage treatment services

100% collectively owned by Ultra HK (15%) and CDT HK (85%)
Beijing Minyun Environmental Technology Co., Ltd., formerly known as Beijing CDT Environmental Technology Co., Ltd. (“BJ CDT”) (4)	● A PRC limited liability company ● Incorporated on April 25, 2016 ● Registered capital of RMB 20,000,000 ● Providing sewage treatment services	100% owned by Shenzhen CDT

Fuzhou LSY Environmental Technology Co., Ltd. (“FJ LSY”)	● A PRC limited liability company ● Incorporated on March 13, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Tianjin CDT Environmental Technology Co., Ltd. (“TJ CDT”)	● A PRC limited liability company ● Incorporated on October 22, 2014 ● Registered capital of RMB 10,000,000 ● Providing sewage treatment services	100% owned by Shenzhen CDT
Chengde CDT Environmental Technology Co., Ltd. (“CD CDT”)	● A PRC limited liability company ● Incorporated on March 26, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Beijing Innovation CDT Environmental Technology Co., Ltd. (“BJ CX CDT”)	● A PRC limited liability company ● Incorporated on September 7, 2016 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Baoding CDT Environmental Technology Co., Ltd. (“BD CDT”) (3)	● A PRC limited liability company ● Incorporated on October 21, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Hengshui CDT Environmental Technology Co., Ltd. (“HS CDT”)	● A PRC limited liability company ● Incorporated on May 18, 2015 ● Registered capital of RMB 3,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Guangxi CWT Environmental Technology Co., Ltd. (“GX CDT”) (1)	● A PRC limited liability company ● Incorporated on January 29, 2016 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Huzhou CDT Environmental Technology Co., Ltd. (“HZ CDT”)	● A PRC limited liability company ● Incorporated on February 6, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Hohhot CDT Environmental Technology Co., Ltd. (“HHHT CDT”)	● A PRC limited liability company ● Incorporated on February 11, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Taiyuan CDT Environmental Technology Co., Ltd. (“TY CDT”) (2)	● A PRC limited liability company ● Incorporated on March 23, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT

(1)	In March 2024, the Company disposed of its entire 51% ownership in GX CDT and transferred its ownership to Chun’E Zhao, the legal representative of GX CDT for consideration of RMB 500. The disposal of GX CDT did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

(2)	In June 2024, the Company disposed of its entire 51% ownership in TY CDT and transferred its ownership to a third party for consideration of RMB 1,000. The disposal of TY CDT did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

(3)	In June 2025, the Company BD CDT was dissolved. The dissolution of BD CDT did not have a material impact on the Company’s unaudited condensed consolidated financial statements.

(4)	In July 2024, Beijing CDT Environmental Technology Co., Ltd had changed its name to Beijing Minyun Environmental Technology Co., Ltd

Note 2 – Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating requirements and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Company engages in installing sewage treatment systems and providing sewage treatment services in both urban and rural areas. The Company’s business is capital intensive. Working capital was approximately $27.1 million as of June 30, 2025, as compared to approximately $26.0 million as of December 31, 2024. As of June 30, 2025, cash on-hand balance was approximately $0.2 million. In addition to cash on-hand, the Company also has other current assets mainly composed of accounts receivable and contract assets. The Company had accounts receivable, net, of approximately $51.6 million, and contract assets – current of approximately $31.1 million as of June 30, 2025, all of which are short-term in nature and should be collected and utilized within the Company’s operating cycle to be used to support the Company’s working capital needs.

On April 22, 2024, the Company completed the initial public offering (“IPO”) of 1,500,000 ordinary shares at an initial public offering price of $4.00 per share, resulting in net proceeds to the Company of approximately $4.3 million after deducting underwriting discounts and commissions and other expenses, and including net proceeds in the amount of $600,000 that were placed in an escrow account for 24-months following the closing of the IPO.

Although the Company believes that it can realize its current assets in the normal course of business, its ability to repay its current obligations will depend on the future realization of its current assets. Management has considered historical experience, the economic environment, trends in the sewage treatment industry, and the expected collectability of accounts receivable and contract assets as of June 30, 2025. The Company expects to realize these outstanding balances, net of allowance within the normal operating cycle of twelve-months. As of the date of the issuance of these unaudited condensed consolidated financial statements, the Company has received approximately $9.4 million of its accounts receivable. If the Company is unable to realize its current assets within the normal twelve-month operating cycle, the Company may have to consider supplementing its available sources of funds through the following:

●	Financing from the Company’s officers/shareholders; and

●	Other available sources of financing from PRC banks, other financial institutions and related parties, given the Company’s credit history.

Based on the above considerations, management believes that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from the filing date of these unaudited condensed consolidated financial statements. However, there is no assurance that management will be successful in their plans. There are a number of factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, competitive pricing in the sewage treatment services industry, its operating results may deteriorate and its bank and shareholders may not provide continued financial support.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 are included all adjustments considered necessary to present fairly the financial position, results of operations and cash flow for such interim periods. Certain information and footnote disclosures normally included in the financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The results of operations for the six months ended June 30, 2025 and 2024 are not necessarily indicative of results to be expected for the full year of 2026 and 2025, respectively. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Noncontrolling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the unaudited condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interest’s operating results are presented on the face of the unaudited condensed consolidated statements of income and comprehensive income as an allocation of the total income for the year between noncontrolling shareholders and the shareholders of the Company.

Use of estimates and assumptions

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include the estimated cost or input measure method used to calculate the revenue recognized in the Company’s sewage treatment systems installation business, the useful lives of property and equipment and intangible assets, impairment of long-lived assets, allowance for credit loss and doubtful accounts and allowance for deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statements of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive loss. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive loss amounted to $2,089,346 and $2,210,909 as of June 30, 2025 and December 31, 2024, respectively. The balance sheet amounts, with the exception of shareholders’ equity at June 30, 2025 and December 31, 2024 were translated at RMB 7.16 and RMB 7.19 to $1.00, respectively, and at HKD 7.85 and HKD 7.77 to $1.00, respectively. The shareholders’ equity accounts are stated at their historical exchange rates. The average translation rates applied to the statements of income accounts for the six months ended June 30, 2025 and 2024 were to RMB 7.18 and RMB 6.94 to $1.00, respectively, and were HKD 7.79 and HKD 7.82 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash

Cash consists of cash on hand and deposits placed with banks or other financial institutions and have original maturities of less than three months.

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Company records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in the unaudited condensed consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. As of June 30, 2025 and December 31, 2024, the Company provided allowance for credit loss against its accounts receivable amounted to $9,662,378 and $9,267,851 , respectively.

Other receivables, net

Other receivables primarily include advances to employees, and other deposits. The Company measures credit losses on its other receivables using the current expected credit loss model under ASC 326. As of June 30, 2025 and December 31, 2024, the Company provided allowance for credit loss of $631,405 and $468,219, respectively. For the six months ended June 30, 2025 and 2024, the Company had recovered $0, and $50,337 from previous allowance for credit loss, and for the six months ended June 30, 2025 and 2024, the bad debt expense for other receivables amounted to $160,668 and $0, respectively.

Contract assets and contract liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on our unaudited condensed consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets having billing terms with the unconditional right to be billed beyond one year are classified as non-current assets.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Prepayments and other current assets, net

Prepayments are cash deposited or advanced to suppliers for future inventory purchases or service providers for future services. These amounts are refundable and bear no interest. Prepayments also consist of prepaid consulting fees remitted to third parties in acquiring contracts with customers. Such consulting fee is refundable if the contract with the customer is not signed within the certain period indicated in the consulting service contract term.

For any prepayments determined by management that will not be completed by the receipt of inventories, services, or refunded, the Company will recognize an allowance account to reserve for such balances. Management reviews its advances to suppliers on a regular basis to determine if the valuation allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance after management has determined that the likelihood of completion or collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of June 30, 2025 and December 31, 2024, allowance for doubtful account for prepayments was $342,878 and $105,769, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Building	45 years
Equipment	4 - 10 years
Office equipment, fixtures and furniture	3 - 5 years
Automobiles	5 - 10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited condensed consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to operations as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

The Company’s acquired intangible assets with definite useful lives only consist of patents. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its patents with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated economic lives, which is determined to be approximately eight to nine years.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2025 and December 31, 2024, no impairment of long-lived assets was recognized.

Escrow

In connection with the closing of the Company’s initial public offering in April 2024, $600,000 of the net proceeds received from the initial public offering was deposited in an escrow account, and the Company is restricted to withdraw therefrom, for twenty-four months after the closing date of the initial public offering. As of June 30, 2025 and December 31, 2024, the balance of the escrow account related to IPO was $600,000.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the unaudited condensed consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

The Company recognizes revenue under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (ASC 606). The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods or services transfers to a customer.

To achieve that core principle, the Company applies the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

In accordance with FASB ASC 340-40, “Other Assets and Deferred Costs”, which requires the capitalization of all incremental costs from obtaining and fulfilling a contract with a customer if such costs are expected to be recovered with the period of more than one year, the Company capitalizes certain contract acquisition costs consisting primarily of consulting fees and expects such consulting fees as a result of obtaining customer contracts to be recoverable. For contracts with a realization period of less than one year, the guidance provides a practical expedient that permits an entity to immediately expense contract acquisition costs when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less.

Revenue recognition policies for each type of revenue steams are as follows:

i)	Sewage treatment systems

a)	Rendering of sewage treatment systems installation

Performance obligations satisfied over time

Sales relating to the installation of sewage treatment systems are generally recognized based on the Company’s efforts or inputs to the satisfaction of its performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company has the right to bill the customer as costs are incurred. The performance obligation includes the sewage treatment system and equipment that the Company sells as well as the continuous system installation to be performed. Typically, revenue is recognized over time using an input measure (i.e., costs incurred to date relative to total estimated costs at completion) to measure progress. The Company generally uses the cost-to-cost measure of progress method because it best depicts the transfer of control to the customer which occurs as the Company incurs costs on its contracts. Under the cost-to-cost measure of progress method, the extent of progress towards completion is measured based on the ratio of total costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred. Any expected losses on construction-type contracts in progress are charged to operations, in total, in the period the losses are identified. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor and supplies. Contract modifications that extend or revise contract terms generally result in recognizing the impact of the revised terms prospectively over the remaining life of the modified contract (i.e., effectively like a new contract).

Part of the Company’s process of identifying whether there is a contract with a customer is to assess whether it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for goods or services that will be transferred to the customer. In assessing it is probable that the Company will collect substantially all of the consideration, the Company considers the following:

1)	Customary business practice and its knowledge of the customer

The Company procures contracts from city or provincial level state-owned construction companies that are responsible for constructing rural sewage infrastructures for local governments to sell, install and operate decentralized rural sewage treatment systems. Although the Company does not have a long period of sewage treatment system operations, historically, the collections from state-owned companies or local governments of their accounts receivable for sewage treatment services did not result in any significant write-downs. As a result, the Company believes it will collect substantially all of the consideration to which it is entitled to.

2)	Payment terms

The Company’s contract with the customer has payment terms specified based upon certain conditions completed. The payment terms usually include, but are not limited to, the following billing stages: 1) signing of the sales contract, 2) completion of delivery of system equipment to the job sites, 3) completion of system installations, 4) completion of water test and satisfaction of meeting national standards for sewage discharge, and 5) completion of maintenance periods. As the Company’s customers are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and the Company would be able to collect substantially all of the consideration gradually at different stages.

The timing of the satisfaction of our performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The payment terms usually include, but are not limited to, the following billing stages: 1) signing of the sales contract, approximately 20% - 30% of the contract price, 2) completion of delivery of system equipment to the job sites, approximately 10% - 20% of the contract price, 3) completion of system installations, approximately 10% - 20% of the contract price, 4) completion of water test and satisfaction of national standards for sewage discharge, approximately 20% - 30% of the contract price, and 5) completion of maintenance periods, approximately 5% - 10% of the contract price. The timing between the satisfaction of our performance obligations and the unconditional right to payment would contribute to contract assets and contract liabilities.

Payment for sewage treatments systems is made by the customer pursuant to the billing schedule stipulated in the contract which is generally based on the progress of the construction. Cost based input methods of revenue recognition require the Company to make estimates of costs to complete its projects. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete its projects, including materials, labor, contingencies, and other system costs. The estimate of unit material costs are reviewed and updated on a quarterly basis, based on the updated information available in the supply markets. The estimate of material quantities to be used for completion and the installation cost is also reviewed and updated on a quarterly basis, based on the updated information on the progress of project execution. If the estimated total costs on any contract, including any inefficient costs, are greater than the net contract revenues, the Company recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of revisions to estimates related to net contract revenues or costs to complete contracts are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates.

The installation revenues of treatment system components are combined and considered as one performance obligation. The promises to transfer the equipment and system components and installation are not separately identifiable, which is evidenced by the fact that the Company provides a significant service of integrating the goods and services into a sewage treatment system for which the customer has contracted. The Company currently does not have any modifications of contracts and the contracts currently do not have any variable consideration. The transaction price is clearly identifiable within the Company’s sales contracts, the performance obligation of the Company’s equipment and system component and installation revenues.

Furthermore, the installation revenues and sales of treatment system components normally includes assurance-type warranties that the Company’s performance is free from material defect and consistent with the specifications of the Company’s contract, which do not give rise to a separate performance obligation. To the extent the warranty terms provide the customer with an additional service, such as extended maintenance services, such warranty is accounted for as a separate performance obligation even though it is embedded in the sewage treatment system and installation sales contract, which is generally between one to two years after installation. Revenue generated from maintenance services are clearly identifiable and distinguished from the equipment and system component and installation revenues.

The Company has no obligations for returns, refunds or similar obligations for its sewage treatment system installations.

As of June 30, 2025, the Company had collections allocated to remaining performance obligations for sewage treatment system installments amounting to $1,452,914 which is expected to be recognized upon the satisfaction of the performance obligations within 12 months from June 30, 2025 using an input measure method.

b)	Rendering of sewage treatment system maintenance services

Performance obligations satisfied over time

Revenue from sewage treatment system maintenance service contracts require the Company to render repair or maintenance on any system failure during the contracted maintenance periods, which is generally between one to two years. Revenue generated from sewage treatment system maintenance services is recognized over the coverage period on a straight-line basis.

The maintenance contract revenue is embedded in the installation contract but clearly identifiable for such maintenance services, which is generally between one to two years after installation. This clause includes identifiable payment terms within the sales contract, which the Company believes can be distinguished from the installation services should the Company need to separately enter the installation and maintenance service contracts. Maintenance services revenues are immaterial to the Company’s unaudited condensed consolidated statements of income and comprehensive income for the six months ended June 30, 2025 and 2024.

As of June 30, 2025, the Company had transaction price allocated to remaining performance obligations for rendering sewage treatment services amounting to $478,569 which is expected to be recognized within 12 months from June 30, 2025 and $478,569 is expected to be recognized subsequent to June 30, 2026, all on a straight-line basis.

c)	Financing revenues

Performance obligations satisfied over time

Financing revenues on interest income from long term contracts with payment terms over one year are recognized as financing revenues over the payment term based on the effective interest rate method determined using the Company’s incremental borrowing rate.

ii)	Sewage treatment services

a)	Rendering of sewage treatment services

Performance obligations satisfied over time

Revenue from sewage treatment service contracts requires the Company to render treatment services on a one-time basis or based upon a specified treatment period, which is generally one year or less. The Company’s performance obligations are generally satisfied over time because customers receive and consume the benefits of such services and the Company has the right to bill the customer as services are performed. Revenue generated from sewage treatment service is recognized using an input measure method, (i.e., labor costs incurred to date relative to total estimated labor cost at completion) to measure progress. Under the labor cost measure of progress method, the extent of progress towards completion is measured based on the ratio of total labor cost incurred to date to the total estimated labor cost at completion of the performance obligation. Revenue, including estimated fees or profits, are recorded proportionally as labor costs are incurred. The Company considers labor time as the best available indicator of the pattern and timing in which contract obligations are fulfilled. The Company has a long history of sewage treatment services resulting in its ability to reasonably estimate the service hours expected to be incurred and the progress toward completion on each fixed-price contract based on the proportion of service hours incurred to date relative to total estimated service hours at completion. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, the Company has enforceable right to payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs of sewage treatment services are expensed in the period in which they are incurred.

The Company’s disaggregated revenue streams are summarized and disclosed in Note 17.

The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period is one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

Warranty provision

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under FASB ASC 460, “Guarantees”. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranties is based on actual warranty experience or the Company’s best estimate. There were no such reserves for the six months ended June 30, 2025 and 2024, because the Company’s historical warranty expenses have been immaterial to the Company’s unaudited condensed consolidated financial statements.

Advertising costs

Advertising costs amounted to $1,320 and nil for the six months ended June 30, 2025 and 2024, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Research and development (“R&D”)

R&D expenses include salaries and other compensation-related expenses paid to the Company’s research and product development personnel while they are working on R&D projects, as well as raw materials used for the R&D projects. R&D expenses amounted to $31,918 and 34,706 for the six months ended June 30, 2025 and 2024, respectively.

Value added taxes (“VAT”)

Revenue represents the invoiced value of products or services, net of VAT. The VAT is based on gross sales price and VAT rates range from 6% up to 17% prior to May 2018, up to 16% starting in May 2018, and up to 13% starting in April 2019, depending on the type of products sold or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, “Accounting for income taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as other expense in the period incurred. PRC tax returns filed in 2019 to 2023 are subject to examination by any applicable tax authorities.

Share-based compensation

The Company accounts for share-based compensation awards to non-employees in accordance with FASB ASC Topic 718 amended by ASU 2018-07. Under FASB ASC Topic 718, share compensation granted to non-employees has been determined as the fair value of the consideration received or the fair value of equity instrument issued, whichever is more reliably measured and is recognized as an expense as the goods or services are received.

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists entirely of foreign currency translation adjustments resulting from the U.S. dollar not being the Company’s functional currency.

(Loss) earnings per share

The Company computes (loss) earnings per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share”. FASB ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding during the reporting period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2025 and 2024, there were no potential dilutive shares.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $35,450 and $47,566 for the six months ended June 30, 2025 and 2024, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated losses from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated losses.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s unaudited condensed consolidated financial position, results of operations and cash flows.

Lease

Effective January 1, 2022, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company recognized ROU assets and lease liabilities of $201,180 upon adoption of this standard on January 1, 2022.

If any of the following criteria are met, the Company classifies the lease as a finance lease:

The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

●	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

●	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.

The Company combines lease and non-lease components in its contracts under Topic 842, when permissible.

Operating lease right-of-use (“ROU”) asset and lease liability are recognized at the adoption date of January 1, 2022 or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU asset to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee.

The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term for operating lease.

The Company reviews the impairment of its ROU asset consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of its operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the six months ended June 30, 2025 and 2024, the Company did not recognize an impairment loss on its operating lease ROU asset.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

New Accounting Standards That Had Been Adopted:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU enhances the transparency and decision usefulness of income tax disclosures by requiring more consistent categories and greater disaggregation in the effective tax rate reconciliation, as well as income taxes paid disaggregated by jurisdiction. The Company adopted ASU 2023-09 effective January 1, 2025. The adoption did not have a material impact on the Company’s unaudited condensed consolidated financial statements and primarily resulted in enhanced income tax disclosures.

New Accounting Standards That Have Not Yet Been Adopted:

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the impact of the update on the Company’s unaudited condensed consolidated financial statements and related disclosures.

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the unaudited condensed consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flow.

Note 4 – Accounts receivable, net

Accounts receivable, net consists of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Accounts receivable	$61,237,961	$54,456,082
Allowance for credit loss	(9,662,378)	(9,267,851)
Total accounts receivable, net	$51,575,583	$45,188,231

Movements of allowance for credit loss are as follows:

	For the Six Months Ended June 30, 2025	For the Year Ended December 31, 2024
	(Unaudited)
Beginning balance	$9,267,851	$3,009,363
Addition	362,516	6,379,841
Recovery*	—	(4,656)
Disposal of subsidiaries	(7,851)	(4,115)
Exchange rate effect	32,011	(120,812)
Ending balance	$9,662,378	$9,267,851

*	The Company recovered account receivable for the six months ended June 30, 2025 and 2024 due to collection of account receivable’s balance that were allowanced in prior period.

Note 5 – Contract assets

Sewage treatment system revenues are recognized over time using an input measure method (cost-to-cost measure of progress method) to measure progress. Under this method, the extent of progress towards completion is measured based on the ratio of total costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues to date are recognized by applying this ratio to the total contract price of the sewage treatment system revenues.

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s unaudited condensed consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consist of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Revenue recognized	$104,524,830	$97,333,105
Less: progress billings	(64,873,220)	(57,343,747)
Contract assets	$39,651,610	$39,989,358
Contract assets, current	$31,126,553	$31,438,860
Contract assets, non-current	$8,525,057	$8,550,498

Note 6 – Property and equipment, net

Property and equipment, net consist of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Building	$1,123,125	$1,118,469
Equipment	1,535,294	1,474,577
Office equipment, fixtures and furniture	52,618	52,400
Automobiles	457,438	486,950
Subtotal	3,168,475	3,132,396
Less: accumulated depreciation	(1,985,782)	(1,841,074)
Property and equipment, net	$1,182,693	$1,291,322

Depreciation expense for the six months ended June 30, 2025 and 2024 amounted to $141,917 and $150,986, respectively.

Note 7 – Intangible assets, net

Intangible assets, net consist of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Patents	$115,530	$115,051
Less: accumulated amortization	(114,815)	(109,423)
Intangible assets, net	$715	$5,628

Amortization expense for the six months ended June 30, 2025 and 2024 amounted to $4,920 and $5,450, respectively.

The estimated amortization is as follows:

Twelve Months ending June 30,	Estimated amortization expense
2026	$715

Note 8 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
Payables to non-trade vendors and service providers	$1,230,820	$1,381,806
Salary payable	757,053	839,090
Total other payables and accrued liabilities	$1,987,873	$2,220,896

 Note 9 – Related party balances and transactions

Related party balances

 Other receivables - related parties

Name of Related Party	Relationship	Nature	As of June 30, 2025	As of December 31, 2024
			(Unaudited)
Fujian Tantan Technology Co, Ltd (“FJ Tantan”)*	FJ Tantan’s legal representative is the secretary of Fujian Hongfa Group Ltd (“Fujian Hongfa”). Fujian Hongfa is the shareholder of FJ LSY.	Interest free, due on June 15, 2025	$121,951	$109,621
Yueyu Qi*	Spouse of Wang who is a supervisor of Huzhou CDT	Interest free, due on December 31, 2025	13,969	13,911
Total			$135,920	$123,532

*	As of the date of the issuance of these unaudited condensed consolidated financial statements, these receivables have been repaid by the related parties.

Other payables – related party

Name of Related Party	Relationship	Nature	As of June 30, 2025	As of December 31, 2024
			(Unaudited)
Wanqiang Lin	Director of Ultra HK	Advance payment for operational expenses of the Company pending for reimbursement	$254,173	$256,863

Short-term loans - related parties

Name of Related Party	Relationship	Nature	As of June 30, 2025	As of December 31, 2024
			(Unaudited)
Beijing Minhongyun Energy Supply Co. Ltd.	Yunwu Li, the Company’s Chief Executive Officer and Chairman of the Board of Directors and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd is the director of this entity	Interest-free loans due on November 30, 2025 extended to November 30, 2026	$1,053,279	$1,048,912
Shenzhen Li Yaxin Industrial Co., Ltd	Yunwu Li, the Company’s Chief Executive Officer and Chairman of the Company’s Board of Directors and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd., is the sole shareholder of this entity	Interest-free loans due on December 10, 2025, extended to December 10, 2026	88,704	97,379
Yunwu Li	Chairman of CDT Environmental Technology Co., Ltd.	Interest-free loans due on October 31, 2025, extended to October 30, 2026	1,306,367	846,854
Jianzhong Zhao	Legal Representative, General Manager and Director of Hohhot CDT Environmental Technology Co., Ltd.	Interest-free loans due on December 31, 2025, extended to December 31, 2026	171,304	237,868
Jianshan Ma	Director and General Manager of Chengde CDT Environmental Technology Co., Ltd.	Interest-free loans due on December 31, 2025, extended to December 31, 2026	95,413	95,264
Yan Wang	Relative of Ying Wang, Supervisor of Huzhou CDT Environmental Technology Co., Ltd.	Interest-free loans due on February 28, 2025, extended to February 28, 2026	165,340	157,978
Shaozhao Xu	Project manager of Shenzhen CDT Environmental Technology Co., Ltd	Interest-free loans due on demand	303,099	310,639
Total			$3,183,506	$2,794,894

Interest expense pertaining to the loans for the six months ended June 30, 2025 and 2024 were amounted to $0, respectively.

Note 10 – Credit facilities

Short-term loans – banks

Outstanding balances on short-term bank loans consist of the following:

Bank Name	Maturities	Interest Rate	Collateral/ Guarantee	As of June 30, 2025	As of December 31, 2024
				(Unaudited)
China Bank of Communication(1)	January 2025 (extended to November 2026)	4.4%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company, and the line of credit is collateralized by a real estate property owned by Yunwu Li.	663,538	1,112,904
Zhejiang Hecheng Rural Commercial Bank Co.，Ltd (2)	August 2025, extended to August 2026	12.4%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	167,631	166,936
Bank of China	November 2025, extended to June 2026	3.6-.3.9%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd	268,209	317,178
Weizhong Bank	August 2025	5.9%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	93,128	132,489
Weizhong Bank	November 2025	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	31,043	68,011
Weizhong	February 2025 (repaid in February 2025)	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	3,784
Weizhong	February 2025 (repaid in February 2025)	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	13,249
Sichuan Xinwang Bank Co., Ltd	May 2026	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	81,486	—
Weizhong Bank	January 2026 (Repaid in January 2026)	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	4,656,	—
Weizhong Bank	March 2026	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	11,974	—
Total				$1,321,665	$1,814,551

(1)	In August 2022, the Company secured a renewable line of credit (“Line of Credit 1”) worth approximately $1.1 million from China Bank of Communication for a two-year period. This line of credit is backed by the guarantee of Yunwu Li, the Chief Executive Officer and Chairman of the Board of Directors of the Company, and it is secured by a real estate property owned by Yunwu Li. On January 2, 2024, the Line of Credit 1 was extended to July 14, 2024 and further extended to November 18, 2026.

(2)	On August 30, 2024, the Company entered into a loan agreement with Zhejiang Hecheng Rural Commercial Bank Co Ltd, for approximately $0.2 million. The loan is guaranteed by Yunwu Li, the Chief Executive Officer and Chairman of the Board of Directors of the Company to be due in August 2025 with 4.25% interest rate per annum.

Long-term loans – bank

Outstanding balances on long-term bank loans consist of the following:

				As of	As of
Bank Name	Maturities	Interest Rate	Collateral/Guarantee	June 30, 2025	December 31, 2024
				(Unaudited)
Sichuan Xinwang Bank Co., Ltd	May 2026	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	115,927
Weizhong Bank	January 2026	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	8,612
Weizhong Bank	March 2026	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	19,873
Zhejiang Hecheng Rural Commercial Bank Co.,Ltd	August 2026 to May 2027	4.9-5.0%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	279,384	69,557
Total				$279,384	$213,969

Short-term loans – third parties

Outstanding balances on long-term third-party loans consist of the following:

				As of	As of
Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	June 30, 2025	December 31, 2024
				(Unaudited)
Lou Hong	September 30, 2025, extended to September 30, 2026	0%	None	$628,615	$626,009
Runze Li	December 31, 2025, extended to December 31, 2026	0%	None	2,235	2,086
Shanghai Xinjing Construction Labor Service Center	November 30, 2025, extended to November 30, 2026	0%	None	209,538	208,670
New Ben Global Enterprises Limited	March 2026	0%	None	960,608	—
Total				$1,800,996	$836,765

Interest expense pertaining to the above loans for the six months ended June 30, 2025 and 2024 were amounted to $39,200 and $69,446, respectively.

Note 11 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

CQ BVI and CDT BVI are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Ultra HK and BVI HK are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

Shenzhen CDT and its subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments. Shenzhen CDT obtained the “high-tech enterprise” tax status which reduced its statutory income tax rate to 15% . Upon renewal in December 2025, the high-tech enterprise tax status will expire in December 2027. The statutory income tax rate for PRC subsidiaries except Shenzhen CDT for the six months ending June 30, 2025 was 25.0%.

Income tax savings due to the preferential rates on taxable subsidiaries for the six months ended June 30, 2025 and 2024 were amounted to $137,597 and $220,097, respectively.

The Company’s basic and diluted earning per shares would have been lower by $0.01 and $0.03 per share for the six months ended June 30, 2025 and 2024, respectively, without the preferential tax rate reduction.

Income tax expense for the six months ended June 30, 2025 and 2024 were amounted to $214,668 and $401,401, respectively. The effective tax rate for the six months ended June 30, 2025 and 2024 were 19.6% and 22.1%, respectively.

Significant components of the income taxes expense are as follows:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	(Unaudited)	(Unaudited)
Current income tax	$306,115	$522,627
Deferred income tax benefit	(91,447)	(121,226)
Income tax expenses	$214,668	$401,401

Deferred tax assets – China and Hong Kong

Significant components of deferred tax assets are as follows:

	As of	As of
	June 30, 2024	December 31, 2024
	(Unaudited)
Allowance for doubtful accounts	$1,447,917	$1,354,590
Net operating loss carryforwards	434,339	404,920
Valuation allowance	(576,764)	(550,821)
Deferred tax assets, net	$1,305,492	$1,208,689

As of June 30, 2025 and December 31, 2024, the Company had net operating loss carryforwards of $1,657,991 and $1,658,282, respectively, from the Company’s PRC subsidiaries which were operating at losses, which will expire by December 31, 2029 and 2028, based upon the level of historical operating losses in the Company’s PRC subsidiaries, other than Shenzhen CDT, which were operating at cumulative losses as of June 30, 2025. The Company also had net operating loss carryforwards of $1,642,301 and $1,435,150 as of June 30, 2025 and December 31, 2024, respectively, from Company’s Hong Kong subsidiaries which were operating at losses. The Company believes it is less likely than not that its PRC and Hong Kong operations will be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC and Hong Kong. As a result, the Company provided 100% allowance on all deferred tax assets on the net operating losses of $163,359 and $168,120 related to its operations in the PRC as of June 30, 2025 and December 31, 2024, respectively. The Company also provided 100% allowance on all deferred assets on net operating losses of $270,980 and $236,800 related to its operations in Hong Kong as of June 30, 2025 and December 31, 2024, respectively.

Certain of the Company’s allowances for doubtful accounts are for the Company’s PRC subsidiaries which the Company believes it is less likely than not that its PRC operations, other than Shenzhen CDT will be able to fully utilize its deferred tax assets related to the allowance for doubtful account in the PRC. As a result, the Company provided 100% allowance on all deferred tax assets on the allowance for doubtful accounts of $142,426 and $145,901 related to its operations in the PRC, other than Shenzhen CDT as of June 30, 2025 and December 31, 2024.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As June 30, 2025 and December 31, 2024, the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consist of the following:

	As of June 30, 2025	As of December 31, 2024
	(Unaudited)
VAT taxes payable	$1,562,849	$1,421,831
Income taxes payable	6,315,310	5,982,737
Other taxes payable	—	4,106
Totals	$7,878,159	$7,408,674

Note 12– Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of June 30, 2025 and December 31, 2024, $88,340 and $86,508 were deposited with financial institutions located in the PRC, respectively. The deposit insurance system in China only insures each depositor at each bank for a maximum of approximately $77,000 (RMB 500,000). As of June 30, 2025 and December 31, 2024, nil were over the China deposit insurance limit, respectively. As of June 30, 2025 and December 31, 2024, $67,509 and $22,279 was deposited with financial institutions located in Hong Kong, respectively. The deposit insurance system in Hong Kong only insures each depositor at each bank for a maximum of approximately $64,000 (HKD 500,000). As of June 30, 2025 and December 31, 2024, of these balances are over the Hong Kong Deposit Protection Board limit.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

All of the Company’s expense transactions are denominated in RMB and HKD, and all of the Company and its subsidiaries’ assets and liabilities are denominated in RMB and HKD. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and its financial statements are presented in U.S. dollars. The RMB appreciated by 0.4% from December 31, 2024 to June 30, 2025. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollars for the purpose of making payments for dividends, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the six months ended June 30, 2025, three customers accounted for 41.8%, 33.1%and 17.5% of the Company’s total revenues, respectively. For the six months ended June 30, 2024, three customers accounted for 33.2%, 30.6%, 12.2% and 11.4% of the Company’s total revenues, respectively.

As of June 30, 2025, five customers accounted for 22.4%, 15.4%, 14.6%, 14.6%, and 11.6% of total balance of accounts receivable, respectively. As of December 31, 2024, four customers accounted for 25.0%, 16.3%, 14.3% and 13.1% of total balance of accounts receivable, respectively.

Vendor concentration risk

For the six months ended June 30, 2025, three vendors accounted for 28.0%, 18.5% and 10.2% of the Company’s total purchases, respectively. For the six months ended June 30, 2024, four vendors accounted for 21.8%, 15.7%, 10.8%, and 10.0% of the Company’s total purchases, respectively.

As of June 30, 2025, three vendors accounted for 19.6%, 14.1% and 10.8% of total balance of accounts payable, respectively. As of December 31, 2024, three vendors accounted for 17.8%, 15.2% and 11.2% of total balance of accounts payable, respectively.

Note 13 – Shareholders’ equity

Ordinary shares

CDT Cayman was established under the laws of Cayman Islands on November 28, 2016. The authorized number of ordinary shares was 38,000,000 shares with a par value of HK$0.01.

On October 15, 2019, the shareholders of the Company resolved to create an additional 50,000,000 of the authorized ordinary shares with a par value of US$ 0.001 (the “Increase in Share Capital”). Following the Increase in Share Capital, the Company newly issued 23,000,000 ordinary shares with a par value of US$0.001 (the “USD Shares Issued”). Following the USD Shares Issued, the Company repurchased and cancelled 900,000 of the outstanding ordinary shares with a par value of HK$0.01 then issued and outstanding as well as cancelled 38,000,000 of the authorized ordinary shares with a par value of HK$ 0.01.

The Company considered the above transactions as a 25.56-for-1 split of its ordinary shares and deemed the cancellation of 900,000 original ordinary shares with par value of HK$ 0.01 and the new issuance of 23,000,000 ordinary shares with par value of US$0.001 were part of the Company’s recapitalization prior to completion of its initial public offering. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to stock split or dividend pursuant to FASB ASC 260 “Earnings Per Share”.

On December 30, 2020, the shareholders of the Company resolved to divide 50,000,000 of the authorized ordinary shares with a par value of US$ 0.001 (the “Decrease in Share Capital”) into 20,000,000 of the authorized ordinary shares with a par value of US$0.0025. Following the Decrease in Share Capital, the Company’s existing 23,000,000 ordinary shares with a par value of US$0.001 were divided into 9,200,000 ordinary shares with a par value of US$0.0025. The Company considered the above transactions as a 1-for-2.5 reverse split of its ordinary shares. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to stock split or dividend pursuant to FASB ASC 260. All share and per share amounts used herein and in the accompanying unaudited condensed consolidated financial statements have been retroactively adjusted to reflect the share split.

On April 22, 2024, the Company completed the initial public offering (“IPO”) of 1,500,000 ordinary shares at an initial public offering price of $4.00 per share, resulting in net proceeds to the Company of approximately $4.3 million after deducting underwriting discounts and commissions and other expenses, and including net proceeds in the amount of $600,000 that were placed in an escrow account for 24-months following the closing of the IPO.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Shenzhen CDT and its subsidiaries (collectively “CDT PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of CDT PRC entities.

CDT PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, CDT PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. CDT PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, CDT PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict CDT PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2025 and December 31, 2024, amounts restricted are the paid-in-capital and statutory reserve of CDT PRC entities, which amounted to $8,363,495 and $8,260,051, respectively.

Statutory reserves

For the six months ended June 30, 2025 and 2024, CDT PRC entities collectively attributed $233,780 and $203,372 of retained earnings for their statutory reserves, respectively.

Share-based compensation

On March 26, 2024, the Company entered into a marketing services agreement with Outside the Box LLC (“OTB”), a branding and communications consultancy, to provide marketing and investor awareness services over the period from March 25, 2024 to September 25, 2024. Pursuant to the terms of the agreement, the Company agreed to compensate OTB with a cash payment of $100,000 and an issuance of ordinary shares valued at $200,000, both contingent upon the completion of the Company’s initial public offering (“IPO”). Following the completion of the IPO on April 22, 2024, the Company settled the cash obligation using IPO proceeds and issued 50,000 ordinary shares to OTB.

On May 5, 2024, the Company entered into a services agreement with TraDigital Marketing Group, LLC (“TraDigital”), a Delaware limited liability company specializing in digital marketing and investor relations. Pursuant to the agreement, TraDigital was engaged to provide digital marketing services over a six-month term ending November 4, 2024. As consideration for such services, the Company agreed to pay a monthly service fee of $7,500 during the term of the agreement and issued 75,000 ordinary shares to TraDigital on May 5, 2024, the effective date of the agreement.

On February 13, 2025, the Board of Directors of the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”), which became effective on the same date. The 2025 Plan authorizes the issuance of up to 1,500,000 Class A ordinary shares and is intended to provide equity-based compensation to employees, directors, and consultants of the Company and its affiliates. Awards under the 2025 Plan may include non-qualified stock options, incentive stock options, restricted stock awards, and unrestricted stock awards. As of June 30, 2025, a total of 1,500,000 Class A ordinary shares had been issued to one employee and two consultants pursuant to the 2025 Plan. The Company determined the aggregate fair value of the equity-based compensation granted to be $2,145,000, which was recorded as share-based compensation expense for the six months ended June 30, 2025.

Note 14 – Leases

The Company determines if a contract contains a lease at inception. U.S. GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. The Company’s office and warehouse leases were classified as operating leases. The leases generally do not contain options to extend at the time of expiration. Lease expense for lease payment is recognized on a straight-line basis over the lease terms.

The Company has elected the short-term lease exception; therefore operating leases’ ROU asset and liability do not include leases with a lease term of twelve months or less.

For operating leases that include rent escalation clauses, the Company recognized lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the unaudited condensed consolidated statements of income and comprehensive income.

During the six months ended June 30, 2025 and 2024, the Company did not enter into any new lease agreements that would require recognition of initial right-of-use (“ROU”) assets and corresponding operating lease liabilities. The Company’s lease agreements do not include material residual value guarantees or restrictive covenants.

As of June 30, 2025, the Company did not have any lease contracts that required recognition of right-of-use assets and lease liabilities in accordance with ASC 842.

The following table presents operating lease cost reported in the unaudited condensed consolidated statements of income and comprehensive income:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	(Unaudited)	(Unaudited)
Operating lease cost	$—	$32,129
Short-term lease cost	78,706	41,051
Total	$78,706	$73,180

Note 15 – Commitments and contingencies

Legal contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited condensed consolidated financial statements.

Note 16 – Segments information

The Company conducts business as a single operating segment which is based upon the Company’s organizational and management structure, as well as information used by the CODM, the CEO of the Company, to allocate resources and perform assessment. The key measure of segment profitability that the CODM uses to allocate resources and assess performance is unaudited condensed consolidated net income. The following table presents the significant revenue and expense categories of the Company’s single operating segment:

The following table presents the significant revenue, cost of revenue and expense categories of the Company’s single operating segment:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	(Unaudited)	(Unaudited)
Sewage treatment systems	$6,762,644	$12,066,255
Sewage treatment services and others	556,579	620,453
Total revenues	7,319,223	12,686,708

Sewage treatment systems	4,088,886	7,869,468
Sewage treatment services and others	308,864	315,405
Total cost of revenues	4,397,750	8,184,873

Total gross profit	2,921,473	4,501,835

Less:
Selling expense	102,096	25,725
Depreciation and amortization expense	146,837	184,081
Salary expense	494,051	427,603
Rent	78,706	73,180
Professional fee	341,731	464,931
Other general and administrative expense	130,035	211,686
Research and development expense	31,918	34,706
Share-based compensation	2,145,000	454,250
Provision for credit loss, net	588,484	795,757
Other (income) expense, net	43,542	(11,096)
(Loss) income before income taxes	1,093,843	1,818,820
Income taxes expenses	214,668	401,401
Net (loss) income	$(1,308,511)	$1,417,419

Note 17 – Subsequent events

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date of this audit report. No other events require adjustment to or disclosure in the consolidated financial statements other than the following:

On September 23, 2025, the Company’s shareholders resolved to amend and reclassify the authorized share capital such that the authorized share capital of the Company is US$250,000 divided into (a) 94,000,000 Class A ordinary shares of par value US$0.0025 each and (b) 6,000,000 Class B ordinary shares of par value US$0.0025 each.

On December 1, 2025, the Company established a wholly owned subsidiary, Shaowu Fuluoneng Energy Technology Co., Ltd. (“Shaowu”), a limited liability company incorporated in the People’s Republic of China, with registered capital of RMB 10,000,000 (approximately $1.4 million). Shaowu is engaged in the gasification of organic waste to produce hydrogen-rich syngas and the supply of clean steam through combustion.

On December 8, 2025, the Company entered into share subscription agreements to sell up to 2,000,000 Class A ordinary shares at $0.50 per share in private placements. As of January 5, 2026, 1,200,000 shares have been issued, and the Company had received the gross proceed of $600,000, with the remaining subscriptions expected to close by the end of 2026. The subscription agreements contain customary restrictions, including a six-month lock-up on resales. The subscription agreements are not registered under the U.S. Securities Act and contain other customary terms and conditions.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of
CDT Environmental Technology Investment Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CDT Environmental Technology Investment Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2023 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and cash flows for the years ended December 31, 2023 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”).

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore

May 15, 2025

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023
ASSETS
CURRENT ASSETS
Cash	$124,379	$268,102
Accounts receivable, net	45,188,231	29,076,549
Other receivables, net	424,313	418,891
Other receivables - related parties	123,532	115,718
Contract assets	31,438,860	34,280,084
Prepayments and other current assets, net	405,136	582,149
Total current assets	77,704,451	64,741,493

OTHER ASSETS
Property and equipment, net	1,291,322	1,695,348
Right-of-use assets, net	—	210,058
Intangible assets, net	5,628	16,397
Deferred tax assets, net	1,208,689	252,882
Contract assets, noncurrent	8,550,498	4,885,755
Prepaid initial public offering (“IPO”) costs	—	989,628
Escrow	600,000	—
Total other assets	11,656,137	8,050,068

Total assets	$89,360,588	$72,791,561

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$36,347,893	$23,784,781
Short-term loans - banks	1,814,551	2,728,385
Short-term loans - third parties	836,765	312,028
Short-term loans - related parties	2,794,894	5,386,156
Other payables and accrued liabilities	2,220,896	2,466,501
Other payables - related party	256,863	270,806
Contract liabilities	28,026	28,430
Taxes payable	7,408,674	5,423,955
Lease liabilities	—	118,833
Total current liabilities	51,708,562	40,519,875

OTHER LIABILITIES
Long-term loan - bank	213,969	79,463
Lease liabilities, non-current	—	105,980
Total other liabilities	213,969	185,443

Total liabilities	51,922,531	40,705,318

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Ordinary shares, $0.0025 par value, 20,000,000 shares authorized, 10,825,000 and 9,200,000 shares issued and outstanding as of December 31, 2024 and 2023, respectively	27,063	23,000
Additional paid-in capital	11,578,633	7,453,265
Statutory reserves	3,433,589	3,192,855
Retained earnings	24,455,403	23,242,946
Accumulated other comprehensive loss	(2,210,909)	(2,009,421)
Total CDT Environmental Technology Investment Holdings Limited shareholders’ equity	37,283,779	31,902,645

Noncontrolling interests	154,278	183,598
Total shareholders’ equity	37,438,057	32,086,243

Total liabilities and shareholders’ equity	$89,360,588	$72,791,561

The accompanying notes are an integral part of these consolidated financial statements.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended
	December 31,
	2024	2023	2022

REVENUES
Sewage treatment systems	$28,417,150	$32,267,593	$26,552,481
Sewage treatment services and others	1,348,055	1,942,326	2,296,881
Total revenues	29,765,205	34,209,919	28,849,362

COST OF REVENUES
Sewage treatment systems	17,779,226	21,630,216	17,170,669
Sewage treatment services and others	739,502	1,194,817	1,425,538
Total cost of revenues	18,518,728	22,825,033	18,596,207

GROSS PROFIT	11,246,477	11,384,886	10,253,155

OPERATING EXPENSES:
Selling	108,637	106,147	164,583
General and administrative	2,618,707	2,674,519	3,150,512
Research and development	61,786	80,948	112,668
Provision for (Recovery from) credit loss, net	6,459,240	(88,221)	471,454
Total operating expenses	9,248,370	2,773,393	3,899,217

INCOME FROM OPERATIONS	1,998,107	8,611,493	6,353,938

OTHER INCOME (EXPENSE)
Interest income	471	15,510	13,437
Interest expense	(136,757)	(106,130)	(64,658)
Other (expense) income, net	6,504	(92,939)	93,035
Total other (expense) income, net	(129,782)	(183,559)	41,814

INCOME BEFORE INCOME TAXES	1,868,325	8,427,934	6,395,752

INCOME TAXES EXPENSE	462,043	1,403,880	1,152,963

NET INCOME	1,406,282	7,024,054	5,242,789

Less: net loss attributable to noncontrolling interest	(46,909)	(393,652)	(539,229)

NET INCOME ATTRIBUTABLE TOCDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$1,453,191	$7,417,706	$5,782,018

NET INCOME	1,406,282	7,024,054	5,242,789

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(204,383)	(497,722)	(2,110,311)

TOTAL COMPREHENSIVE INCOME	1,201,899	6,526,332	3,132,478

Less: Comprehensive loss attributable to noncontrolling interest	(49,804)	(372,574)	(599,166)

COMPREHENSIVE INCOME ATTRIBUTABLE TO CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED	$1,251,703	$6,898,906	$3,731,644

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	10,320,628	9,200,000	9,200,000

EARNINGS PER SHARE
Basic and diluted	$0.14	$0.81	$0.63

The accompanying notes are an integral part of these consolidated financial statements.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

						Accumulated
			Additional	Retained earnings		other
	Ordinary shares		paid-in	Statutory		comprehensive	Noncontrolling
	Shares	Par value	capital	reserves	Unrestricted	loss	interest	Total
BALANCE, January 1, 2022	9,200,000	$23,000	$7,453,265	$1,761,628	$11,474,449	$559,753	$1,120,139	$22,392,234
Net income attributable to CDT Environmental Technology Investment Holdings Limited	—	—	—	—	5,782,018	—	—	5,782,018
Net income attributable to noncontrolling interests	—	—	—	—		—	(539,229)	(539,229)
Statutory reserve	—	—	—	634,911	(634,911)	—	—	—
Derecognition of noncontrolling interest upon disposal of a subsidiary	—	—	—	—	—	—	35,199	35,199
Foreign currency translation adjustments	—	—	—	—	—	(2,050,374)	(59,937)	(2,110,311)
BALANCE, December 31, 2022	9,200,000	$23,000	$7,453,265	$2,396,539	$16,621,556	$(1,490,621)	$556,172	$25,559,911
Net income attributable to CDT Environmental Technology Investment Holdings Limited	—	—	—	—	7,417,706	—	—	7,417,706
Net income attributable to noncontrolling interests	—	—	—	—	—	—	(393,652)	(393,652)
Statutory reserve	—	—	—	796,316	(796,316)	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	(518,800)	21,078	(497,722)
BALANCE, December 31, 2023	9,200,000	$23,000	$7,453,265	$3,192,855	$23,242,946	$(2,009,421)	$183,598	$32,086,243
Net income attributable to CDT Environmental Technology Investment Holdings Limited	—	—	—	—	1,453,191	—	—	1,453,191
Net loss attributable to noncontrolling interests	—	—	—	—	—	—	(46,909)	(46,909)
Issuance of ordinary shares and warrants in initial public offerings, net of issuance costs	1,500,000	3,750	3,671,431	—	—	—	—	3,675,181
Stock-based compensation to third parties	125,000	313	453,937	—	—	—	—	454,250
Statutory reserve	—	—	—	240,734	(240,734)	—	—	—
Derecognition of noncontrolling interest upon disposal of subsidiaries	—	—	—	—	—	—	20,484	20,484
Foreign currency translation adjustments	—	—	—	—	—	(201,488)	(2,895)	(204,383)
BALANCE, December 31, 2024	10,825,000	$27,063	$11,578,633	$3,433,589	$24,455,403	$(2,210,909)	$154,278	$37,438,057

The accompanying notes are an integral part of these consolidated financial statements.

CDT ENVIRONMENTAL TECHNOLOGY INVESTMENT HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,406,282	$7,024,054	$5,242,789
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	263,109	331,336	383,827
Amortization of intangible assets	10,603	11,355	14,434
Amortization of right-of-use assets	70,975	95,695	85,995
Provision for (Recovery from) credit loss, net	6,459,240	(88,221)	471,454
Gain on disposal of subsidiaries	(132,844)	—	13,162
Loss on disposal of equipment	60,895	119,069	—
Deferred tax (benefit) expense	(966,395)	46,745	33,323
Stock-based compensation	454,250	—	—
Change in operating assets and liabilities
Accounts receivable	(23,087,580)	(9,240,652)	(7,364,305)
Other receivables	(613,173)	(247,609)	(119,353)
Contract assets	(1,409,441)	(13,579,514)	(12,154,800)
Contract costs	—	889,180	740,644
Deferred costs	—	45,194	(47,348)
Prepayments and other current assets	50,175	1,735,536	1,267,770
Accounts payable	13,005,301	9,216,778	5,627,716
Other payables and accrued liabilities	440,732	(45,075)	58,676
Contract liabilities	14	(280)	3,520
Lease liabilities	(82,027)	(91,010)	(75,365)
Taxes payable	2,082,856	644,753	1,345,081
Net cash used in operating activities	(1,987,028)	(3,132,666)	(4,472,780)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(3,893)	(21,550)	(53,187)
Cash received from disposal of equipment	—	38,379	—
Purchases of intangible assets	—	—	(33,754)
Repayments from third parties	—	56,764	—
Repayments from related parties	—	169,993.00	—
Cash deposit into escrow	600,000	—	—
Net cash release from disposal of subsidiaries	(41,356)	—	—
Loan to related parties	(9,584)	—	(7,511)
Net cash provided by (used in) investing activities	545,167	243,586	(94,452)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of initial public offering (“IPO”) costs	—	(46,859)	(68,858)
Net proceed received from IPO	4,284,498	—	—
Proceed from IPO placed in escrow	(600,000)	—	—
Proceeds from short-term loans - banks	1,756,967	2,108,789	716,470
Repayments of short-term loans - banks	(2,663,952)	(355,840)	(891,981)
Proceeds from long-term loan - bank	252,196	255,439	187,627
Repayments of long-term loan - bank	(36,695)	(67,576)	(148,600)
Proceeds from (repayments of) short-term loans - third parties, net	533,115	(134,957)	113,141
Proceeds from (repayments of) other payables - related parties, net	(29,390)	14,191	(39,767)
(Repayments of) Proceeds from short-term loans - related parties, net	(2,478,013)	1,216,973	3,864,710
Net cash provided by financing activities	1,018,726	2,990,160	3,732,742

EFFECT OF EXCHANGE RATE CHANGES	279,412	(32,842)	(100,608)

NET CHANGE IN CASH AND RESTRICTED CASH	(143,723)	68,238	(935,098)

CASH, BEGINNING OF THE YEAR	268,102	199,864	1,134,962

CASH, END OF THE YEAR	$128,379	$268,102	$199,864

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$141	$7,271	$2,572
Cash paid for interest	$137,072	$106,130	$64,658

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING INFORMATION:

Other receivables - related parties and short-term loan - related parties offset upon execution of offset agreements	$—	$—	$1,423,240
Initial recognition of operating right of use assets and lease liabilities	$—	$—	$407,446
Recognition of other receivable from third party upon disposal of a subsidiary	$—	$—	$4,460
Derecognition of operating right of use assets and lease liabilities upon termination of the leases	$22,434	$—	$—
Payment of Initial public offering (“IPO”) costs from IPO proceed	$364,576	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Note 1– Nature of business and organization

CDT Environmental Technology Investment Holdings Limited (“CDT Cayman” or the “Company”) is a holding company incorporated on November 28, 2016, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding equity of Chao Qiang Holdings Limited (“CQ BVI”) established under the laws of the British Virgin Islands on December 14, 2015 and all of the outstanding equity of CDT Environmental Technology Group Limited (“CDT BVI”) established under the laws of the British Virgin Islands on June 26, 2015.

CQ BVI is a holding company holding all of the outstanding equity of Ultra Leader Investments Limited (“Ultra HK”) which was established in Hong Kong on February 27, 2015. Ultra HK is a holding company holding 15% of the outstanding equity of Shenzhen CDT Environmental Technology Co., Ltd. (“Shenzhen CDT”) which was established on August 27, 2012 under the laws of the People’s Republic of China (“PRC” or “China”).

CDT BVI is a holding company holding all of the outstanding equity of CDT Environmental Technology (Hong Kong) Limited (“CDT HK”) which was established in Hong Kong on July 30, 2015. CDT HK is also a holding company holding 85% of the outstanding equity of Shenzhen CDT. The Company, through Ultra HK and CDT HK, holds 100% of the outstanding equity of Shenzhen CDT.

The Company, through its wholly owned subsidiary, Shenzhen CDT, and its subsidiaries, engages in developing, producing, selling and installing sewage treatment systems and providing sewage treatment services. The Company focuses on the harmless treatment of municipal and rural cesspool, pipe dredging, treatment of inland river sludge and rural sewage treatment, and providing one-stop solutions.

The accompanying consolidated financial statements reflect the activities of CDT Cayman and each of the following entities as of December 31, 2024:

Name	Background	Ownership
Chao Qiang Holdings Limited (“CQ BVI”)	● A British Virgin Islands company ● Incorporated on December 14, 2015 ● A holding company	100% owned by CDT Cayman
CDT Environmental Technology Group Limited (“CDT BVI”)	● A British Virgin Islands company ● Incorporated on June 26, 2015 ● A holding company	100% owned by CDT Cayman
Ultra Leader Investments Limited (“Ultra HK”)	● A Hong Kong company ● Incorporated on February 27, 2015 ● A holding company	100% owned by CQ BVI
CDT Environmental Technology (Hong Kong) Limited (“CDT HK”)	● A Hong Kong company ● Incorporated on July 30, 2015 ● A holding company	100% owned by CDT BVI
Shenzhen CDT Environmental Technology Co., Ltd. (“Shenzhen CDT”)

● A PRC limited liability company

● Incorporated on August 27, 2012

● Registered capital of RMB 60,000,000

● Developing, producing, selling and installing sewage treatment systems and providing sewage treatment services

100% collectively owned by Ultra HK (15%) and CDT HK (85%)

Beijing CDT Environmental Technology Co., Ltd. (“BJ CDT”)	● A PRC limited liability company ● Incorporated on April 25, 2016 ● Registered capital of RMB 20,000,000 ● Providing sewage treatment services	100% owned by Shenzhen CDT
Fuzhou LSY Environmental Technology Co., Ltd. (“FJ LSY”)	● A PRC limited liability company ● Incorporated on March 13, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT

Tianjin CDT Environmental Technology Co., Ltd. (“TJ CDT”)	● A PRC limited liability company ● Incorporated on October 22, 2014 ● Registered capital of RMB 10,000,000 ● Providing sewage treatment services	100% owned by Shenzhen CDT
Chengde CDT Environmental Technology Co., Ltd. (“CD CDT”)	● A PRC limited liability company ● Incorporated on March 26, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Beijing Innovation CDT Environmental Technology Co., Ltd. (“BJ CX CDT”)	● A PRC limited liability company ● Incorporated on September 7, 2016 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Baoding CDT Environmental Technology Co., Ltd. (“BD CDT”)	● A PRC limited liability company ● Incorporated on October 21, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Hengshui CDT Environmental Technology Co., Ltd. (“HS CDT”)	● A PRC limited liability company ● Incorporated on May 18, 2015 ● Registered capital of RMB 3,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Guangxi CWT Environmental Technology Co., Ltd. (“GX CDT”) (2)	● A PRC limited liability company ● Incorporated on January 29, 2016 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT

Huzhou CDT Environmental Technology Co., Ltd. (“HZ CDT”)	● A PRC limited liability company ● Incorporated on February 6, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Hohhot CDT Environmental Technology Co., Ltd. (“HHHT CDT”)	● A PRC limited liability company ● Incorporated on February 11, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Taiyuan CDT Environmental Technology Co., Ltd. (“TY CDT”) (3)	● A PRC limited liability company ● Incorporated on March 23, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT
Xiamen YDT Environmental Technology Co., Ltd. (“XM YDT”) (1)	● A PRC limited liability company ● Incorporated on April 9, 2015 ● Registered capital of RMB 5,000,000 ● Providing sewage treatment services	51% owned by Shenzhen CDT

(1)	In January 2022, the Company disposed of its entire 51% ownership in XM YDT and transferred its ownership to a third party for consideration of approximately $5,000. The disposal of XM YDT did not have a material impact on the Company’s consolidated financial statements.

(2)	In March 2024, the Company disposed of its entire 51% ownership in GX CDT and transferred its ownership to Chun’E Zhao, the legal representative of GX CDT for consideration of RMB 500. The disposal of GX CDT did not have a material impact on the Company’s consolidated financial statements.

(3)	In June 2024, the Company disposed of its entire 51% ownership in TY CDT and transferred its ownership to a third party for consideration of RMB 1,000. The disposal of TY CDT did not have a material impact on the Company’s consolidated financial statements.

Note 2 – Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating requirements and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Company engages in installing sewage treatment systems and providing sewage treatment services in both urban and rural areas. The Company’s business is capital intensive. Working capital was approximately $26.0 million as of December 31, 2024, as compared to approximately $24.2 million as of December 31, 2023. As of December 31, 2024, cash on-hand balance was approximately $0.1 million. In addition to cash on-hand, the Company also has other current assets mainly composed of accounts receivable and contract assets. The Company had accounts receivable, net, of approximately $45.1 million, and contract assets – current of approximately $31.4 million as of December 31, 2024, all of which are short-term in nature and should be collected and utilized within the Company’s operating cycle to be used to support the Company’s working capital needs.

On April 22, 2024, the Company completed the initial public offering (“IPO”) of 1,500,000 ordinary shares at an initial public offering price of $4.00 per share, resulting in net proceeds to the Company of approximately $4.3 million after deducting underwriting discounts and commissions and other expenses, and including net proceeds in the amount of $600,000 that were placed in an escrow account for 24-months following the closing of the IPO.

Although the Company believes that it can realize its current assets in the normal course of business, its ability to repay its current obligations will depend on the future realization of its current assets. Management has considered historical experience, the economic environment, trends in the sewage treatment industry, and the expected collectability of accounts receivable and contract assets as of December 31, 2024. The Company expects to realize these outstanding balances, net of allowance within the normal operating cycle of twelve-months. As of the date of the issuance of these consolidated financial statements, the Company has received approximately $1.5 million of its accounts receivable. If the Company is unable to realize its current assets within the normal twelve-month operating cycle, the Company may have to consider supplementing its available sources of funds through the following:

●	Financing from the Company’s officers/shareholders; and
●	Other available sources of financing from PRC banks, other financial institutions and related parties, given the Company’s credit history.

Based on the above considerations, management believes that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from the filing date of these consolidated financial statements. However, there is no assurance that management will be successful in their plans. There are a number of factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, competitive pricing in the sewage treatment services industry, its operating results may deteriorate and its bank and shareholders may not provide continued financial support.

Note 3 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Noncontrolling interest represents the portion of the net assets of a subsidiary attributable to interests that are not owned by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between noncontrolling shareholders and the shareholders of the Company.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the estimated cost or input measure method used to calculate the revenue recognized in the Company’s sewage treatment systems installation business, the useful lives of property and equipment and intangible assets, impairment of long-lived assets, allowance for credit loss and doubtful accounts and allowance for deferred tax assets and uncertain tax position. Actual results could differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statements of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive loss. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive loss amounted to $2,210,909 and $2,009,421 as of December 31, 2024 and 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2024 and 2023 were translated at RMB 7.19 and RMB 7.08 to $1.00, respectively, and at HKD 7.77 and HKD 7.81 to $1.00, respectively. The shareholders’ equity accounts are stated at their historical exchange rates. The average translation rates applied to the statements of income accounts for the years ended December 31, 2024, 2023, and 2022 were to RMB 7.14, RMB 7.05, and RMB 6.73 to $1.00, respectively, and were HKD 7.80, HKD 7.83, and HKD 7.83 to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash

Cash consists of cash on hand and deposits placed with banks or other financial institutions and have original maturities of less than three months.

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Company adopted ASU No.2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”) on its accounts receivable using the modified retrospective approach, starting from April 1, 2023 and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in the consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. As of December 31, 2024 and 2023, the Company provided allowance for credit loss of $9,267,851 and $3,009,363, respectively.

Other receivables, net

Other receivables primarily include advances to employees, and other deposits. Starting from January 1, 2023, the Company adopted ASC Topic 326 on its other receivables using the modified retrospective approach. The new credit loss guidance replaces the old model for measuring the allowance for credit losses with a model that is based on the expected losses rather than incurred losses. Under the new accounting guidance, the Company measures credit losses on its other receivables using the current expected credit loss model under ASC 326. As of December 31, 2024 and 2023, the Company provided allowance for credit loss of $468,219 and $500,857, respectively. For the years ended December 31, 2024, the Company had recovered $25,829 from previous allowance for credit loss, and for the years ended December 31, 2023 and 2022, the bad debt expense for other receivables amounted to $34,189 and $144,415, respectively.

Contract assets and contract liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on our consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets having billing terms with the unconditional right to be billed beyond one year are classified as non-current assets.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Contract costs

Contract costs incurred during the initial phases of the Company’s sales contracts are capitalized when the costs relate directly to the contract, are expected to be recovered, and generate or enhance resources to be used in satisfying the performance obligation and such deferred costs will be recognized upon the recognition of the related revenue. These costs primarily consist of labor and material costs directly related to the contract.

The Company performs periodic reviews to assess the recoverability of the contract costs. The carrying amount of the asset is compared to the remaining amount of consideration that the Company expects to receive for the services to which the asset relates, less the costs that relate directly to providing those services that have not yet been recognized. If the carrying amount is not recoverable, an impairment loss is recognized. As of December 31, 2024 and 2023, no impairment loss was recognized.

Deferred Cost

The Company recognizes deferred cost from costs to fulfill a contract with a client if the costs are specifically identifiable, generate or enhance resources used to satisfy future performance obligations, and are expected to be recovered. The Company determined that substantially all costs related to implementation activities are administrative in nature and meet the capitalization criteria under Accounting Standards Codification (“ASC”) 340-40. These capitalized costs principally relate to upfront direct costs to obtain the contract.

Prepayments and other current assets, net

Prepayments are cash deposited or advanced to suppliers for future inventory purchases or service providers for future services. These amounts are refundable and bear no interest. Prepayments also consist of prepaid consulting fees remitted to third parties in acquiring contracts with customers. Such consulting fee is refundable if the contract with the customer is not signed within the certain period indicated in the consulting service contract term. As of December 31, 2024, the Company has recorded approximately $0.1 million of prepaid consulting fees in prepayments related to obtaining a contract with customer. However, as of the date of the issuance of these consolidated financial statements, the Company has not secured this contract through the bidding process.

For any prepayments determined by management that will not be completed by the receipt of inventories, services, or refunded, the Company will recognize an allowance account to reserve for such balances. Management reviews its advances to suppliers on a regular basis to determine if the valuation allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance after management has determined that the likelihood of completion or collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2024 and 2023, allowance for doubtful account for prepayments was $105,769 and $173,736, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful Life
Building	45 years
Equipment	4 - 10 years
Office equipment, fixtures and furniture	3 - 5 years
Automobiles	5 - 10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to operations as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets, net

The Company’s acquired intangible assets with definite useful lives only consist of patents. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its patents with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated economic lives, which is determined to be approximately eight to nine years.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and 2023, no impairment of long-lived assets was recognized.

Escrow

In connection with the closing of the Company’s initial public offering in April 2024, $600,000 of the net proceeds received from the initial public offering was deposited in an escrow account, and the Company is restricted to withdraw therefrom, for twenty-four months after the closing date of the initial public offering. As of December 31, 2024 and 2023, the balance of the escrow account related to IPO was $600,000 and $0, respectively.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Prepaid initial public offering (“IPO”) costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs – SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred IPO costs consist of underwriting, legal, accounting and other professional expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Revenue recognition

The Company recognizes revenue under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (ASC 606). The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services. An asset is transferred when the customer obtains control of that asset. It also requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods or services transfers to a customer.

To achieve that core principle, the Company applies the five steps defined under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company accounts for a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration to collect is substantially probable.

In accordance with FASB ASC 340-40, “Other Assets and Deferred Costs”, which requires the capitalization of all incremental costs from obtaining and fulfilling a contract with a customer if such costs are expected to be recovered with the period of more than one year, the Company capitalizes certain contract acquisition costs consisting primarily of consulting fees and expects such consulting fees as a result of obtaining customer contracts to be recoverable. For contracts with a realization period of less than one year, the guidance provides a practical expedient that permits an entity to immediately expense contract acquisition costs when the asset that would have resulted from capitalizing these costs would have been amortized in one year or less.

Revenue recognition policies for each type of revenue steams are as follows:

i)	Sewage treatment systems

a)	Rendering of sewage treatment systems installation

Performance obligations satisfied over time

Sales relating to the installation of sewage treatment systems are generally recognized based on the Company’s efforts or inputs to the satisfaction of its performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company has the right to bill the customer as costs are incurred. The performance obligation includes the sewage treatment system and equipment that the Company sells as well as the continuous system installation to be performed. Typically, revenue is recognized over time using an input measure (i.e., costs incurred to date relative to total estimated costs at completion) to measure progress. The Company generally uses the cost-to-cost measure of progress method because it best depicts the transfer of control to the customer which occurs as the Company incurs costs on its contracts. Under the cost-to-cost measure of progress method, the extent of progress towards completion is measured based on the ratio of total costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues, including estimated fees or profits, are recorded proportionally as costs are incurred. Any expected losses on construction-type contracts in progress are charged to operations, in total, in the period the losses are identified. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor and supplies. Contract modifications that extend or revise contract terms generally result in recognizing the impact of the revised terms prospectively over the remaining life of the modified contract (i.e., effectively like a new contract).

Part of the Company’s process of identifying whether there is a contract with a customer is to assess whether it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for goods or services that will be transferred to the customer. In assessing it is probable that the Company will collect substantially all of the consideration, the Company considers the following:

1)	Customary business practice and its knowledge of the customer

The Company procures contracts from city or provincial level state-owned construction companies that are responsible for constructing rural sewage infrastructures for local governments to sell, install and operate decentralized rural sewage treatment systems. Although the Company does not have a long period of sewage treatment system operations, historically, the collections from state-owned companies or local governments of their accounts receivable for sewage treatment services did not result in any significant write-downs. As a result, the Company believes it will collect substantially all of the consideration to which it is entitled to.

2)	Payment terms

The Company’s contract with the customer has payment terms specified based upon certain conditions completed. The payment terms usually include, but are not limited to, the following billing stages: 1) signing of the sales contract, 2) completion of delivery of system equipment to the job sites, 3) completion of system installations, 4) completion of water test and satisfaction of meeting national standards for sewage discharge, and 5) completion of maintenance periods. As the Company’s customers are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and the Company would be able to collect substantially all of the consideration gradually at different stages.

The timing of the satisfaction of our performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The payment terms usually include, but are not limited to, the following billing stages: 1) signing of the sales contract, approximately 20% - 30% of the contract price, 2) completion of delivery of system equipment to the job sites, approximately 10% - 20% of the contract price, 3) completion of system installations, approximately 10% - 20% of the contract price, 4) completion of water test and satisfaction of national standards for sewage discharge, approximately 20% - 30% of the contract price, and 5) completion of maintenance periods, approximately 5% - 10% of the contract price. The timing between the satisfaction of our performance obligations and the unconditional right to payment would contribute to contract assets and contract liabilities.

Payment for sewage treatments systems is made by the customer pursuant to the billing schedule stipulated in the contract which is generally based on the progress of the construction. Cost based input methods of revenue recognition require the Company to make estimates of costs to complete its projects. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete its projects, including materials, labor, contingencies, and other system costs. The estimate of unit material costs are reviewed and updated on a quarterly basis, based on the updated information available in the supply markets. The estimate of material quantities to be used for completion and the installation cost is also reviewed and updated on a quarterly basis, based on the updated information on the progress of project execution. If the estimated total costs on any contract, including any inefficient costs, are greater than the net contract revenues, the Company recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of revisions to estimates related to net contract revenues or costs to complete contracts are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods are recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates.

The installation revenues of treatment system components are combined and considered as one performance obligation. The promises to transfer the equipment and system components and installation are not separately identifiable, which is evidenced by the fact that the Company provides a significant service of integrating the goods and services into a sewage treatment system for which the customer has contracted. The Company currently does not have any modifications of contracts and the contracts currently do not have any variable consideration. The transaction price is clearly identifiable within the Company’s sales contracts, the performance obligation of the Company’s equipment and system component and installation revenues.

Furthermore, the installation revenues and sales of treatment system components normally includes assurance-type warranties that the Company’s performance is free from material defect and consistent with the specifications of the Company’s contract, which do not give rise to a separate performance obligation. To the extent the warranty terms provide the customer with an additional service, such as extended maintenance services, such warranty is accounted for as a separate performance obligation even though it is embedded in the sewage treatment system and installation sales contract, which is generally between one to two years after installation. Revenue generated from maintenance services are clearly identifiable and distinguished from the equipment and system component and installation revenues.

The Company has no obligations for returns, refunds or similar obligations for its sewage treatment system installations.

As of December 31, 2024, the Company had collections allocated to remaining performance obligations for sewage treatment system installments amounting to $2,897,031 which is expected to be recognized upon the satisfaction of the performance obligations within 12 months from December 31, 2024 using an input measure method.

b)	Rendering of sewage treatment system maintenance services

Performance obligations satisfied over time

Revenue from sewage treatment system maintenance service contracts require the Company to render repair or maintenance on any system failure during the contracted maintenance periods, which is generally between one to two years. Revenue generated from sewage treatment system maintenance services is recognized over the coverage period on a straight-line basis.

The maintenance contract revenue is embedded in the installation contract but clearly identifiable for such maintenance services, which is generally between one to two years after installation. This clause includes identifiable payment terms within the sales contract, which the Company believes can be distinguished from the installation services should the Company need to separately enter the installation and maintenance service contracts. Maintenance services revenues are immaterial to the Company’s consolidated statements of income and comprehensive income for the years ended December 31, 2024, 2023, and 2022.

As of December 31, 2024, the Company had transaction price allocated to remaining performance obligations for rendering sewage treatment services amounting to $953,170 which is expected to be recognized within 12 months from December 31, 2024 and nil is expected to be recognized subsequent to December 31, 2024, all on a straight-line basis.

c)	Financing revenues

Performance obligations satisfied over time

Financing revenues on interest income from long term contracts with payment terms over one year are recognized as financing revenues over the payment term based on the effective interest rate method determined using the Company’s incremental borrowing rate.

ii)	Sewage treatment services

a)	Rendering of sewage treatment services

Performance obligations satisfied over time

Revenue from sewage treatment service contracts requires the Company to render treatment services on a one-time basis or based upon a specified treatment period, which is generally one year or less. The Company’s performance obligations are generally satisfied over time because customers receive and consume the benefits of such services and the Company has the right to bill the customer as services are performed. Revenue generated from sewage treatment service is recognized using an input measure method, (i.e., labor costs incurred to date relative to total estimated labor cost at completion) to measure progress. Under the labor cost measure of progress method, the extent of progress towards completion is measured based on the ratio of total labor cost incurred to date to the total estimated labor cost at completion of the performance obligation. Revenue, including estimated fees or profits, are recorded proportionally as labor costs are incurred. The Company considers labor time as the best available indicator of the pattern and timing in which contract obligations are fulfilled. The Company has a long history of sewage treatment services resulting in its ability to reasonably estimate the service hours expected to be incurred and the progress toward completion on each fixed-price contract based on the proportion of service hours incurred to date relative to total estimated service hours at completion. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, the Company has enforceable right to payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs of sewage treatment services are expensed in the period in which they are incurred.

The Company’s disaggregated revenue streams are summarized and disclosed in Note 17.

The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period is one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

Warranty provision

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under FASB ASC 460, “Guarantees”. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranties is based on actual warranty experience or the Company’s best estimate. There were no such reserves for the years ended December 31, 2024, 2023, and 2022, because the Company’s historical warranty expenses have been immaterial to the Company’s consolidated financial statements.

Advertising costs

Advertising costs amounted to $6,053, $22,677 and $61,566 for the years ended December 31, 2024, 2023, and 2022, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Research and development (“R&D”)

R&D expenses include salaries and other compensation-related expenses paid to the Company’s research and product development personnel while they are working on R&D projects, as well as raw materials used for the R&D projects. R&D expenses amounted to $61,786, $80,948and $112,668 for the years ended December 31, 2024, 2023 and 2022, respectively.

Value added taxes (“VAT”)

Revenue represents the invoiced value of products or services, net of VAT. The VAT is based on gross sales price and VAT rates range from 6% up to 17% prior to May 2018, up to 16% starting in May 2018, and up to 13% starting in April 2019, depending on the type of products sold or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, “Accounting for income taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Net deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as other expense in the period incurred. PRC tax returns filed in 2019 to 2023 are subject to examination by any applicable tax authorities.

Stock-based compensation

The Company accounts for stock-based compensation awards to non-employees in accordance with FASB ASC Topic 718 amended by ASU 2018-07. Under FASB ASC Topic 718, stock compensation granted to non-employees has been determined as the fair value of the consideration received or the fair value of equity instrument issued, whichever is more reliably measured and is recognized as an expense as the goods or services are received.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income consists entirely of foreign currency translation adjustments resulting from the U.S. dollar not being the Company’s functional currency.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share”. FASB ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding during the reporting period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2024, 2023, and 2022, there were no potential dilutive shares.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $83,687, $166,199 and $171,674 for the years ended December 31, 2024, 2023, and 2022, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated losses from prior periods, the Company is able to use the current period net income after tax to offset against the accumulated losses.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Lease

Effective January 1, 2022, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company recognized ROU assets and lease liabilities of $201,180 upon adoption of this standard on January 1, 2022.

If any of the following criteria are met, the Company classifies the lease as a finance lease:

The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

●	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

●	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.

The Company combines lease and non-lease components in its contracts under Topic 842, when permissible.

Operating lease right-of-use (“ROU”) asset and lease liability are recognized at the adoption date of January 1, 2022 or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU asset to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee.

The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term for operating lease.

The Company reviews the impairment of its ROU asset consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of its operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2024 and 2023, the Company did not recognize an impairment loss on its operating lease ROU asset.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

New Accounting Standards That Have Been Adopted:

On November 27, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting(“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on January 1, 2024, which did not have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company adopted ASU 2023-09 on January 1, 2025, which did not have a material impact on the Company’s consolidated financial statements.

New Accounting Standards That Have Not Yet Been Adopted:

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the impact of the update on the Company’s consolidated financial statements and related disclosures.

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flow.

Note 4 – Accounts receivable, net

Accounts receivable, net consists of the following:

	December 31, 2024	December 31, 2023

Accounts receivable	$54,456,082	$32,085,912
Allowance for credit loss	(9,267,851)	(3,009,363)
Total accounts receivable, net	$45,188,231	$29,076,549

Movements of allowance for credit loss are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

Beginning balance	$3,009,363	$3,189,642	$3,004,435
Addition	6,379,841	246,336	555,133
Recovery*	(4,656)	(374,078)	(86,994)
Disposal of GX CDT and TY CDT	(4,115)	—	—
Exchange rate effect	(120,812)	(52,537)	(282,932)
Ending balance	$9,267,851	$3,009,363	$3,189,642

*	The Company recovered account receivable for the years ended December 31, 2024, 2023 and 2022 due to collection of account receivable’s balance that were allowanced in prior period.

Note 5 – Contract assets

Sewage treatment system revenues are recognized over time using an input measure method (cost-to-cost measure of progress method) to measure progress. Under this method, the extent of progress towards completion is measured based on the ratio of total costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues to date are recognized by applying this ratio to the total contract price of the sewage treatment system revenues.

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consist of the following:

	December 31, 2024	December 31, 2023

Revenue recognized	$97,333,105	$71,023,301
Less: progress billings	(57,343,747)	(31,857,462)
Contract assets	$39,989,358	$39,165,839
Contract assets, current	$31,438,860	$34,280,084
Contract assets, non-current	$8,550,498	$4,885,755

Note 6 – Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2024	December 31, 2023

Building	$1,118,469	$1,135,160
Equipment	1,474,577	2,103,979
Office equipment, fixtures and furniture	52,400	65,765
Automobiles	486,950	851,121
Subtotal	3,132,396	4,156,025
Less: accumulated depreciation	(1,841,074)	(2,460,677)
Property and equipment, net	$1,291,322	$1,695,348

Depreciation expense for the years ended December 31, 2024, 2023, and 2022 amounted to $263,109, $331,336, and $383,827, respectively.

Note 7 – Intangible assets, net

Intangible assets, net consist of the following:

	December 31, 2024	December 31, 2023

Patents	$115,051	$116,768
Less: accumulated amortization	(109,423)	(100,371)
Intangible assets, net	$5,628	$16,397

Amortization expense for the years ended December 31, 2024, 2023, and 2022 amounted to $10,603, $11,355, and $14,434, respectively.

The estimated amortization is as follows:

Twelve months ending December 31,	Estimated amortization expense
2025	$5,628

Note 8 – Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2024	December 31, 2023

Payables to non-trade vendors and service providers	$1,381,806	$1,773,105
Salary payable	839,090	693,396
Total other payables and accrued liabilities	$2,220,896	$2,466,501

Note 9 – Related party balances and transactions

Related party balances

 Other receivables - related parties

Name of Related Party	Relationship	Nature	December 31, 2024	December 31, 2023
Fujian Tantan Technology Co, Ltd (“FJ Tantan”)*	FJ Tantan’s legal representative is the secretary of Fujian Hongfa Group Ltd (“Fujian Hongfa”). Fujian Hongfa is the shareholder of FJ LSY.	Interest free, due on June 15, 2025	$109,621	$111,259
Fuzhou Jinhui Environmental service Co, Ltd (“FZ Jinhui”)	Fujian Jinshun environmental Co, Ltd (“Jinshun”) is the major shareholder of FZ Jinhui. Weihao Chen is the Major shareholder of Jinshun, and the legal representative of FZ LSY.	Interest free, due on August 31, 2023 (extended to August 31, 2024)	—	4,459
Yueyu Qi*	Spouse of Wang who is a supervisor of Huzhou CDT	Interest free, due on December 31, 2025	$13,911	$—
Total			$123,532	$115,718

*	As of the date of the issuance of these consolidated financial statements, these receivables have been repaid by the related parties.

Other payables – related party

Name of Related Party	Relationship	Nature	December 31, 2024	December 31, 2023
Wanqiang Lin	Director of Ultra HK	Advance payment for operational expenses of the Company pending for reimbursement	$256,863	$270,806

Short-term loans - related parties

Name of Related Party	Relationship	Nature	December 31, 2024	December 31, 2023

Beijing Minhongyun Energy Supply Co. Ltd.	Yunwu Li, the Company’s Chief Executive Officer and Chairman of the Board of Directors and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd is the director of this entity	Interest-free loans due on November 30, 2025	$1,048,912	$1,064,566
Shenzhen Li Yaxin Industrial Co., Ltd	Yunwu Li, the Company’s Chief Executive Officer and Chairman of the Company’s Board of Directors and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd., is the sole shareholder of this entity	Interest-free loans due on December 10, 2025	97,379	96,009
Yunwu Li	Chairman of CDT Environmental Technology Co., Ltd.	Interest-free loans due on October 31, 2025	846,854	3,446,578
Jianzhong Zhao	Legal Representative, General Manager and Director of Hohhot CDT Environmental Technology Co., Ltd.	Interest-free loans due on December 31, 2025	237,868	299,772
Jianshan Ma	Director and General Manager of Chengde CDT Environmental Technology Co., Ltd.	Interest-free loans due on December 31, 2025	95,264	117,279
Yan Wang	Relative of Ying Wang, Supervisor of Huzhou CDT Environmental Technology Co., Ltd.	Interest-free loans due on February 28, 2025, extended to February 28, 2026	157,978	160,052
Zhaozhao Xu	General project manager of Shenzhen CDT Environmental Technology Co., Ltd.	Interest-free loans, due on December 31, 2024	—	32,473
Yaoyu Zhou	Spouse of Ying Wang, Supervisor of Huzhou CDT Environmental Technology Co., Ltd.	Interest-free loans, due on November 2, 2024	—	155,308
Xushaozhao	Project manager of Shenzhen CDT Environmental Technology Co., Ltd	Interest-free loans due on demand	310,639	—
Guangxi Jingxingming Eletrical Ltd	The legal representative of this entity is also the legal representative of Guangxi CWT Environmental Technology Co., Ltd., our prior subsidiary.	Interest-free loans, due on August 22, 2024	—	14,119
Total			$2,794,894	$5,386,156

Interest expense pertaining to the loans for the years ended December 31, 2024 and 2023 were amounted to $0, respectively.

Note 10 – Credit facilities

Short-term loans – banks

Outstanding balances on short-term bank loans consist of the following:

Bank Name	Maturities	Interest Rate	Collateral/ Guarantee	December 31, 2024	December 31, 2023
China Bank of Communication(1)	January 2025 (repaid in January 2025)	4.4%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company, and the line of credit is collateralized by a real estate property owned by Yunwu Li.	417,339	—
China Bank of Communication(1)	August 2024	4.9-5%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company, and the line of credit is collateralized by a real estate property owned by Yunwu Li.	—	423,567
China Bank of Communication(1)	January 2025 (extended to November 2026)	4.4%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company, and the line of credit is collateralized by a real estate property owned by Yunwu Li.	695,565	—
China Bank of Communication(1)	January 2024 (extended to December 2024)	4.6%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company, and the line of credit is collateralized by a real estate property owned by Yunwu Li.	—	705,945
Postal saving bank of China (2)	June 2024	5.7%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	564,756
Zhejiang Hecheng Rural Commercial Bank Co.，Ltd (3)	August 2025	12.4%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	166,936	—
China resource bank	March 2024	5.8%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	412,272
Bank of China (4)	November 2025	3.6-.3.9%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd	317,178	—
Bank of China (4)	November 2024	3.9%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd	—	415,096
China Construction Bank	December 2024	4.0%	Guaranteed by Chun’E Zhao, the legal representative of Guangxi CWT Environmental Technology Co., Ltd., our prior subsidiary.	—	52,240
Weizhong Bank	August 2025	5.9%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	132,489	—
Weizhong Bank	February 2025	6.1-9.7%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	—	154,509
Weizhong Bank	November 2025	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	68,011	—
Weizhong	February 2025 (repaid in February 2025)	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	3,784	—
Weizhong	February 2025 (repaid in February 2025)	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	13,249	—
Total				$1,814,551	$2,728,385

(1)	In August 2022, the Company secured a renewable line of credit (“Line of Credit 1”) worth approximately $1.1 million from China Bank of Communication for a two-year period. This line of credit is backed by the guarantee of Yunwu Li, the Chief Executive Officer and Chairman of the Board of Directors of the Company, and it is secured by a real estate property owned by Yunwu Li. On January 2, 2024, the Line of Credit 1 was extended to July 14, 2024 and further extended to November 18, 2026.

(2)	In June 2023, the Company secured a renewable line of credit (“Line of Credit 2”) worth approximately $0.6 million from Postal Savings Bank of China for a two-year term. This line of credit is guaranteed by Yunwu Li, the Chief Executive Officer and Chairman of the Board of Directors of the Company. Simultaneously, on the same date, the Company withdrew approximately $0.6 million from Line of Credit 2, which carries an interest rate of 5.7%. In June 2024, the Company has fully repaid the loan under Line of Credit 2.

(3)	On August 30, 2024, the Company entered into a loan agreement with Zhejiang Hecheng Rural Commercial Bank Co Ltd, for approximately $0.2 million. The loan is guaranteed by Yunwu Li, the Chief Executive Officer and Chairman of the Board of Directors of the Company to be due in August 2025 with 4.25% interest rate per annum.

Long-term loans – bank

Outstanding balances on long-term bank loans consist of the following:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	December 31, 2024	December 31, 2023

Weizhong Bank	July 2023 (renewal to February 2025)	6.1-9.7%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	$—	$79,463
Sichuan Xinwang Bank Co., Ltd	May 2026	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	115,927	—
Weizhong Bank	January 2026	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	8,612	—
Weizhong Bank	March 2026	6.1%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	19,873	—
Zhejiang Hecheng Rural Commercial Bank Co.,Ltd	March 2026	5%	Guaranteed by Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors of the Company and Chairman of the Board of Directors and General Manager of Shenzhen CDT Environmental Technology Co., Ltd.	69,557	—
Total				$213,969	$79,463

Short-term loans – third parties

Outstanding balances on long-term third-party loans consist of the following:

Lender Name	Maturities	Interest Rate	Collateral/ Guarantee	December 31, 2024	December 31, 2023

Lou Hong	September 30, 2025	0%	None	$626,009	$—
Lingyu Ye	December 2019 (renewed in December 2020, extended to December 2024)	0%	None	—	28,237
Runze Li	December 31, 2025	0%	None	2,086	43,769
Shanghai Xinjing Construction Labor Service Center	November 30, 2025	0%	None	208,670	211,784
Xiamen Haosheng Investing Co., Ltd.	April 2020 (extended to April 2024)	0%	None	—	28,238
Total				$836,765	$312,028

Interest expense pertaining to the above loans for the years ended December 31, 2024, 2023, and 2022 were amounted to $136,757, $106,130 and $64,658, respectively.

Note 12 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

CQ BVI and CDT BVI are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Ultra HK and BVI HK are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

Shenzhen CDT and its subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments. Shenzhen CDT obtained the “high-tech enterprise” tax status in December 2016, which reduced its statutory income tax rate to 15% from December 2016 to November 2019. The Company renewed its “high-tech enterprise” tax status in November 2022, and 2024 upon expiration of its then current “high-tech enterprise” tax status. The renewal was approved by the PRC tax authority, and the high-tech enterprise tax status will expire in December 2025. The statutory income tax rate for PRC subsidiaries except Shenzhen CDT for the year ending December 31, 2024 was 25.0%.

Income tax savings due to the preferential rates on taxable subsidiaries for the years ended December 31, 2024, 2023 and 2022 were amounted to $418,443, $100,305 and $466,048, respectively.

The Company’s basic and diluted earning per shares would have been lower by $0.01, $0.01 and $0.05 per share for the years ended December 31, 2024, 2023 and 2022, respectively, without the preferential tax rate reduction.

Income tax expense for the years ended December 31, 2024, 2023 and 2022 were amounted to $462,043, $1,403,880 and $1,152,963, respectively. The effective tax rate for the years ended December 31, 2024, 2023 and 2022 were 24.8%, 16.7% and 18.0%, respectively.

Significant components of the income taxes expense are as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022

Current income tax	$1,428,438	$1,357,135	$1,119,640
Deferred income tax (benefit) expense	(966,395)	46,745	33,323
Income tax expenses	$462,043	$1,403,880	$1,152,963

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022

China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate reduction	(12.1%)	(8.8%)	(7.6%)
Change in valuation allowance	9.0%	0.4%	0.5%
Permanent difference*	2.8%	0.1%	0.1%
Effective tax rate	24.7%	16.7%	18.0%

*	Permanent difference mainly consisted of the meal and entertainment expenses which is partially non-deductible under PRC income tax law.

Deferred tax assets – China and Hong Kong

Significant components of deferred tax assets are as follows:

	December 31, 2024	December 31, 2023

Allowance for doubtful accounts	$1,354,590	$400,704
Net operating loss carryforwards	404,920	334,805
Valuation allowance	(550,821)	(482,627)
Deferred tax assets, net	$1,208,689	$252,882

As of December 31, 2024 and 2023, the Company had net operating loss carryforwards of $ 1,658,282 and $2,606,744, respectively, from the Company’s PRC subsidiaries which were operating at losses, which will expire by December 31, 2029 and 2028, based upon the level of historical operating losses in the Company’s PRC subsidiaries, other than Shenzhen CDT, which were operating at cumulative losses as of December 31, 2024. The Company also had net operating loss carryforwards of $1,435,150 and $769,340 as of December 31, 2024 and 2023, respectively, from Company’s Hong Kong subsidiaries which were operating at losses. The Company believes it is less likely than not that its PRC and Hong Kong operations will be able to fully utilize its deferred tax assets related to the net operating loss carryforwards in the PRC and Hong Kong. As a result, the Company provided 100% allowance on all deferred tax assets on the net operating losses of $ 168,120 and $207,864 related to its operations in the PRC as of December 31, 2024 and 2023, respectively. The Company also provided 100% allowance on all deferred assets on net operating losses of $236,800 and $126,941 related to its operations in Hong Kong as of December 31, 2024 and 2023, respectively.

Certain of the Company’s allowances for doubtful accounts are for the Company’s PRC subsidiaries which the Company believes it is less likely than not that its PRC operations, other than Shenzhen CDT will be able to fully utilize its deferred tax assets related to the allowance for doubtful account in the PRC. As a result, the Company provided 100% allowance on all deferred tax assets on the allowance for doubtful accounts of $145,901 and $147,822 related to its operations in the PRC, other than Shenzhen CDT at December 31, 2024 and 2023.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consist of the following:

	December 31, 2024	December 31, 2023

VAT taxes payable	$1,421,831	$775,847
Income taxes payable	5,982,737	4,633,460
Other taxes payable	4,106	14,648
Totals	$7,408,674	$5,423,955

Note 13– Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of December 31, 2024 and 2023, $86,508 and $268,102 were deposited with financial institutions located in the PRC, respectively. The deposit insurance system in China only insures each depositor at each bank for a maximum of approximately $77,000 (RMB 500,000). As of December 31, 2024 and 2023, nil were over the China deposit insurance limit, respectively. As of December 31, 2024 and 2023, $22,279 and $18,267 was deposited with financial institutions located in Hong Kong, respectively. The deposit insurance system in Hong Kong only insures each depositor at each bank for a maximum of approximately $64,000 (HKD 500,000). As of December 31, 2024 and 2023, none of these balances are over the Hong Kong Deposit Protection Board limit.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

All of the Company’s expense transactions are denominated in RMB and HKD, and all of the Company and its subsidiaries’ assets and liabilities are denominated in RMB and HKD. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and its financial statements are presented in U.S. dollars. The RMB depreciated by 1.5% from December 31, 2023 to December 31, 2024 and depreciated by 1.7% from December 31, 2022 to December 31, 2023. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against the U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollars for the purpose of making payments for dividends, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the year ended December 31, 2024, five customers accounted for 22.1%, 21.1%, 15.9%, 13.7% and 12.2% of the Company’s total revenues, respectively. For the year ended December 31, 2023, two customers accounted for 23.4% and 10.2% of the Company’s total revenues, respectively. For the year ended December 31, 2022, three customers accounted for 48.5%, 15.2%, and 14.6% of the Company’s total revenues, respectively.

As of December 31, 2024, four customers accounted for 25.0%, 16.3%, 14.3% and 13.1% of total balance of accounts receivable, respectively. As of December 31, 2023, two customers accounted for 13.0%, and 12.3% of total balance of accounts receivable, respectively.

Vendor concentration risk

For the year ended December 31, 2024, three vendors accounted for 31.1%, 14.8% and 14.7% of the Company’s total purchases, respectively. For the year ended December 31, 2023, one vendor accounted for 27.3% of the Company’s total purchases, respectively. For the year ended December 31, 2022, two vendors accounted for 19.7% and 10.0% of the Company’s total purchases, respectively.

As of December 31, 2024, three vendors for accounted for 17.8%, 15.2% and 11.2% of total balance of accounts payable, respectively. As of December 31, 2023, no vendors accounted for more than 10.0% of total balance of accounts payable, respectively.

Note 14 – Shareholders’ equity

Ordinary shares

CDT Cayman was established under the laws of Cayman Islands on November 28, 2016. The authorized number of ordinary shares was 38,000,000 shares with a par value of HK$0.01.

On October 15, 2019, the shareholders of the Company resolved to create an additional 50,000,000 of the authorized ordinary shares with a par value of US$ 0.001 (the “Increase in Share Capital”). Following the Increase in Share Capital, the Company newly issued 23,000,000 ordinary shares with a par value of US$0.001 (the “USD Shares Issued”). Following the USD Shares Issued, the Company repurchased and cancelled 900,000 of the outstanding ordinary shares with a par value of HK$0.01 then issued and outstanding as well as cancelled 38,000,000 of the authorized ordinary shares with a par value of HK$ 0.01.

The Company considered the above transactions as a 25.56-for-1 split of its ordinary shares and deemed the cancellation of 900,000 original ordinary shares with par value of HK$ 0.01 and the new issuance of 23,000,000 ordinary shares with par value of US$0.001 were part of the Company’s recapitalization prior to completion of its initial public offering. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to stock split or dividend pursuant to FASB ASC 260 “Earnings Per Share”.

On December 30, 2020, the shareholders of the Company resolved to divide 50,000,000 of the authorized ordinary shares with a par value of US$ 0.001 (the “Decrease in Share Capital”) into 20,000,000 of the authorized ordinary shares with a par value of US$0.0025. Following the Decrease in Share Capital, the Company’s then existing 23,000,000 ordinary shares with a par value of US$0.001 were divided into 9,200,000 ordinary shares with a par value of US$0.0025. The Company considered the above transactions as a 1-for-2.5 reverse split of its ordinary shares. The Company believed it is appropriate to reflect the above transactions on a retroactive basis similar to stock split or dividend pursuant to FASB ASC 260. All share and per share amounts used herein and in the accompanying consolidated financial statements have been retroactively adjusted to reflect the share split.

On April 22, 2024, the Company completed the initial public offering (“IPO”) of 1,500,000 ordinary shares at an initial public offering price of $4.00 per share, resulting in net proceeds to the Company of approximately $4.3 million after deducting underwriting discounts and commissions and other expenses, and including net proceeds in the amount of $600,000 that were placed in an escrow account for 24-months following the closing of the IPO.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Shenzhen CDT and its subsidiaries (collectively “CDT PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of CDT PRC entities.

CDT PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, CDT PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. CDT PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, CDT PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict CDT PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024 and 2023, amounts restricted are the paid-in-capital and statutory reserve of CDT PRC entities, which amounted to $8,260,051 and $7,888,981, respectively.

Statutory reserves

For the years ended December 31, 2024, 2023, and 2022, CDT PRC entities collectively attributed $240,734, $796,316 and $634,911 of retained earnings for their statutory reserves, respectively.

Stock-based compensation

On March 26, 2024, the Company entered into a marketing services agreement with Outside the Box LLC (“OTB”), a branding and communications consultancy, to provide marketing and investor awareness services over the period from March 25, 2024 to September 25, 2024. Pursuant to the terms of the agreement, the Company agreed to compensate OTB with a cash payment of $100,000 and an issuance of ordinary shares valued at $200,000, both contingent upon the completion of the Company’s initial public offering (“IPO”). Following the completion of the IPO on April 22, 2024, the Company settled the cash obligation using IPO proceeds and issued 50,000 ordinary shares to OTB.

On May 5, 2024, the Company entered into a services agreement with TraDigital Marketing Group, LLC (“TraDigital”), a Delaware limited liability company specializing in digital marketing and investor relations. Pursuant to the agreement, TraDigital was engaged to provide digital marketing services over a six-month term ending November 4, 2024. As consideration for such services, the Company agreed to pay a monthly service fee of $7,500 during the term of the agreement and issued 75,000 ordinary shares to TraDigital on May 5, 2024, the effective date of the agreement.

Note 15 – Leases

The Company determines if a contract contains a lease at inception. U.S. GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. The Company’s office and warehouse leases were classified as operating leases. The leases generally do not contain options to extend at the time of expiration. Lease expense for lease payment is recognized on a straight-line basis over the lease terms.

The Company has elected the short-term lease exception; therefore operating leases’ ROU asset and liability do not include leases with a lease term of twelve months or less.

For operating leases that include rent escalation clauses, the Company recognized lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the consolidated statements of income and comprehensive income.

During the years ended December 31, 2024 and 2023, the Company did not enter into any new lease agreements that would require recognition of initial right-of-use (“ROU”) assets and corresponding operating lease liabilities. For the year ended December 31, 2022, the Company recognized $407,446 of initial ROU assets and an equivalent amount of operating lease liabilities, measured at the present value of future minimum lease payments using a weighted-average incremental borrowing rate of 5.5%. As of December 31, 2024 and 2023, the weighted-average remaining lease term was 0 years and 2.8 years, respectively. The Company’s lease agreements do not include material residual value guarantees or restrictive covenants.

As of December 31, 2024, the Company had terminated three office lease agreements, resulting in the full derecognition of the related ROU assets and lease liabilities.

The following table presents operating lease cost reported in the consolidated statements of income and comprehensive income:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022

Operating lease cost	$70,862	$109,184	$98,690
Short-term lease cost	53,891	105,517	193,525
Total	$124,753	$214,701	$292,215

Note 16 – Commitments and contingencies

Legal contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Note 17 – Segments information

The Company conducts business as a single operating segment which is based upon the Company’s organizational and management structure, as well as information used by the CODM, the CEO of the Company, to allocate resources and perform assessment. The key measure of segment profitability that the CODM uses to allocate resources and assess performance is consolidated net income. The following table presents the significant revenue and expense categories of the Company’s single operating segment:

The following table presents the significant revenue, cost of revenue and expense categories of the Company’s single operating segment:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022

Sewage treatment systems	$28,417,150	$32,267,593	$26,552,481
Sewage treatment services and others	1,348,055	1,942,326	2,296,881
Total revenues	29,765,205	34,209,919	28,849,362

Sewage treatment systems	17,779,226	21,630,216	17,170,669
Sewage treatment services and others	739,502	1,194,817	1,425,538
Total cost of revenues	18,518,728	22,825,033	18,596,207

Total gross profit	11,246,477	11,384,886	10,253,155

Less:
Selling expense	108,637	106,147	164,583
Depreciation expense	148,280	165,683	207,980
Salary expense	255,049	991,037	1,158,607
Rent	124,753	214,701	292,215
Professional fee	1,296,218	679,438	1,049,378
Other general and administrative expense	340,157	623,660	442,332
Research and development expense	61,786	80,948	112,668
Stock-based compensation	454,250	—
Provision for (recovery from) credit loss, net	6,459,240	(88,221)	471,454
Other income (expense), net	129,782	183,559	(41,814)
Income before income taxes	1,868,325	8,427,934	6,395,752
Income taxes expenses	462,043	1,403,880	1,152,963
Net income	$1,406,282	$7,024,054	$5,242,789

Note 18 – Subsequent events

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date of this audit report. No other events require adjustment to or disclosure in the consolidated financial statements other than the following:

On February 13, 2025, the Board of Directors of the Company adopted the 2025 Equity Incentive Plan (the “2025 Plan”), which became effective on the same date. The 2025 Plan authorizes the issuance of up to 1,500,000 Class A ordinary shares and is intended to provide equity-based compensation to employees, directors, and consultants of the Company and its affiliates. Awards under the 2025 Plan may include non-qualified stock options, incentive stock options, restricted stock awards, and unrestricted stock awards. As of the date of the issuance of these consolidated financial statements 1,500,000 Class A ordinary shares have been issued to one employee and two consultants as equity-based compensation.

In February 2025, HZ CDT entered into a long-term loan agreement with Zhejiang Changxing Rural Commercial Bank Co., Ltd. for an amount of RMB 500,000, with an interest rate of 4.9% per annum due in February 2027.

In February 2025, SZ CDT entered into a short-term loan agreement with China Bank of Communication for an amount of RMB 5,000,000, with an interest rate of 4.2% per annum due in January 2026.

Note 19 – Financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s unaudited consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the statements of income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company does not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

PARENT COMPANY BALANCE SHEETS

	December 31, 2024	December 31, 2023

ASSETS
OTHER ASSET
Investment in subsidiaries	$37,283,779	$31,902,645
Total asset	$37,283,779	$31,902,645

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$—	$—

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0025 par value, 20,000,000 shares authorized, 10,825,000 and 9,200,000 shares outstanding as of December 31, 2024 and 2023	27,063	23,000
Additional paid-in capital	11,578,633	7,453,265
Statutory reserves	3,433,589	3,192,855
Retained earnings	24,455,403	23,242,946
Accumulated other comprehensive loss	(2,210,909)	(2,009,421)
Total shareholders’ equity	37,283,779	31,902,645

Total liabilities and shareholders’ equity	$37,283,779	$31,902,645

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended December 31,
	2024	2023	2022

EQUITY INCOME OF SUBSIDIARIES	$1,453,191	$7,417,705	$5,782,018

NET INCOME	1,453,191	7,417,705	5,782,018

FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(201,488)	(518,799)	(2,050,374)
COMPREHENSIVE INCOME	$1,251,703	$6,898,906	$3,731,644

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,453,191	$7,417,705	$5,782,018
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries	(1,453,191)	(7,417,705)	(5,782,018)
Net cash used in operating activities	—	—	—

CHANGES IN CASH	—	—	—

CASH, beginning of year	—	—	—

CASH, end of year	$—	$—	$—

62,000,000 Class A Ordinary Shares

CDT Environmental Technology Investment Holdings Limited

Class A Ordinary Shares

PROSPECTUS

, 2026

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Our memorandum and articles of association empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our company.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

We maintain directors’ and officer’s liability insurance coverage that covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding Class A ordinary shares and Class B ordinary shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts or commissions, or any public offering.

On or about December 8, 2025, we entered into share subscription agreements with six investors to sell in the aggregate 2,000,000 Class A ordinary shares of the Company at a subscription price of US$0.50 per share in cash. Further details on the subscriptions can be found in the Form 6-K of the Company filed on January 5, 2026.

We believe that the offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits and Financial Statement Schedules

(a)

Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings .

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1†	Second Amended and Restated Memorandum and Articles of Association
4.1†	Specimen certificate evidencing Class A ordinary shares
4.2†	Representative’s Warrant, dated April 22, 2024, issued to WestPark Capital, Inc. (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 23, 2024)
5.1*	Opinion of Campbells
10.1†	Indemnification Escrow Agreement, dated April 17, 2024, by and among the Company, WestPark Capital, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 23, 2024)
10.2†	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
10.3†	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
10.4†	Form of Independent Director Agreement between the registrant and certain of its independent directors (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
10.5†	Form of Independent Director Agreement between the registrant and its U.S. independent director (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
10.6†	Form of Employment Agreement between the registrant and its officers (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
10.7†	Unofficial English Translation of Shenzhen Housing Lease, dated as of October 1, 2024, by and between Shenzhen CDT Environmental Technology Co., Ltd. and Shenzhen Science and Technology Industrial Park (Group) Co., Ltd.
10.8†	Employment Agreement, dated as of September 1, 2019, by and between Yunwu Li and the registrant (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
10.9†	Employment Agreement, dated as of September 1, 2019, by and between Zijiang Liu and the registrant (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
10.10†	Employment Agreement, dated as of September 1, 2019, by and between Jianfei Yu and the registrant (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
10.11†	Employment Agreement, dated as of September 1, 2019, by and between Yuntao Guan and the registrant (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
10.12†	Employment Agreement, dated as of November 20, 2019, by and between Tiefeng Wang and the registrant (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on January 15, 2021)
10.13†	Unofficial English Translation of Zhongshan City Comprehensive Treatment Project Contract for Non-up-to-standard Water Body, dated as of April 5, 2021, by and between Shenzhen Beier Environmental Protection Technology Co., Ltd and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.14 of Amendment No. 5 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on March 1, 2022)
10.14†	Unofficial English Translation of Drainage Pipe Network Reconstruction Project (EPC) Project in Guankouhouxi Area Trenchless Pipeline Repair and Sporadic Works, dated as of September 30, 2021, by and between CCCC Shanghai Dredging Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.15 of Amendment No. 5 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on March 1, 2022)
10.15†	Unofficial English Translation of Neitianxi Wuxing Community Sewage Treatment Station and Storage Tank Project (Storage Tank) Equipment Procurement, Installation and Auxiliary Material Procurement, Technical Service and Construction Contract, dated as of October 15, 2021, by and between Zhongjian Xinhongding Environment Group Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 of Amendment No. 5 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on March 1, 2022)
10.16†	Unofficial English Translation of China Construction Eighth Engineering Bureau Co., Ltd. Wuyishan City Rural Domestic Wastewater Upgrading and Treatment Integrated Design, Procurement, Construction, and Operation Project for the Years 2021 to 2025, dated as of September 28, 2022, by and between China Construction Eighth Engineering Bureau Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 of Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on November 20, 2023)
10.17†	Unofficial English Translation of China Construction Eighth Engineering Bureau Co., Ltd. Wuyishan City Rural Domestic Wastewater Upgrading and Treatment Integrated Design, Procurement, Construction, and Operation Project for the Years 2021 to 2025, dated as of July 21, 2023, by and between China Construction Eighth Engineering Bureau Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.18 of Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on November 20, 2023)
10.18†	Unofficial English Translation of Contract for the Subcontracting of the Inland River Water Environmental Comprehensive Improvement PPP Project in Lianjiang County Urban Area, dated as of January 9, 2023, by and between Longyuan Construction Group Co., Ltd. and Shenzhen CDT Environmental Technology Co., Ltd. (incorporated by reference to Exhibit 10.19 of Amendment No. 11 to our Registration Statement on Form F-1 (File No. 333-252127) filed with the Securities and Exchange Commission on November 20, 2023)
10.19†	Form of Share Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on January 5, 2026)
10.20*	Form of Securities Purchase Agreement
16.1†	Letter of Wei, Wei & Co., LLP, dated April 26, 2024 (incorporated by reference to Exhibit 16.1 to the Report on Form 6-K filed with the Securities and Exchange Commission on April 26, 2024)
21.1†	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F filed with the Securities Exchange Commission on May 14, 2024)
23.1*	Consent of Enrome LLP, an independent registered public accounting firm
23.2*	Consent of Campbells (included in Exhibit 5.1)
24.1*	Power of Attorney
107†*	Filing Fee Table

†	Previously filed.
*	To be filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, China, on [•], 2026.

CDT Environmental Technology Investment Holdings Limited

By:
	Name:	Yunwu Li
	Title:	Chief Executive Officer and Chairman of the Board of Directors

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Yunwu Li, Chief Exeuctive Officer, and Tiefeng Wang, Chief Financial Officer, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Chairman of the	[•], 2026
Yunwu Li	Board of Directors (Principal Executive Officer)

	Chief Financial Officer	[•], 2026
Tiefeng Wang	(Principal Financial and Accounting Officer)

	Director	[•], 2026
Ling Kai

	Director	[•], 2026
Lijun Cui

	Director	[•], 2026
Yaohui Wang

	Director	[•], 2026
Dongming Zhang

	Director	[•], 2026
Harry D. Schulman

	Director	[•], 2026
Chen Xi

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of CDT Environmental Technology Investment Holdings Limited has signed this registration statement or amendment thereto in Newark, Delaware on [•], 2026.

Puglisi & Associates

By:
	Name:	Donald J. Puglisi
	Title:	Managing Director